ARS

PE 3-3

JUN 1 7 2003



CENTEX

HOMEGROWN

WITH OUR OWN PEOPLE IN OUR OWN WAY

2003 ANNUAL REPORT

PROCESSED
JUN 18 2003
THOMSON
FINANCIAL

Centex Corporation

3333 Holding Corporation

Centex Development Company, L.P.







Contents

Financial Highlights 1

Stockholders' Letter 2

Review of Operations 6

Financial Information 25

Centex Corporation, through its subsidiaries, ranks as one of America's premier companies in the Home Building, Financial Services, Home Services and Construction Services industries. Centex also has an Investment Real Estate operation and is the majority owner of a publicly held Construction Products company.

Home Building **Centex Homes** is one of the nation's largest and most geographically diverse on-site builders of single-family homes for both first-time and move-up buyers. Centex, through its investment in Centex Development Company, L.P., also has an interest in home building operations in the United Kingdom.

Financial Services **CTX Mortgage Company**, one of the largest non-bank-affiliated retail mortgage originators in the U.S., provides mortgages for both Centex and non-Centex home buyers. **Centex Home Equity Company** ranks among the nation's top 25 retail non-prime loan originators and non-prime mortgage servicers. **Centex Title and Insurance** operations provide title, residential and other insurance, title underwriting, and residential appraisal services to both Centex Homes' buyers and other customers.

Home Services **HomeTeam Pest Defense®** is the fifth largest pest management company in the U.S.

Construction Services **Centex Construction Group, Inc.** consistently ranks among the nation's largest commercial contractors.

Construction Products At March 31, 2003 Centex Corporation owned 65.1% of **Centex Construction Products, Inc.** (NYSE: CXP), which is a publicly held manufacturer and distributor of cement, gypsum wallboard, recycled paperboard, and concrete and aggregates.

Investment Real Estate The **Investment Real Estate Group** develops, manages and sells commercial and residential land and oversees Centex's investment in **Centex Development Company, L.P.**

Centex Development Company, L.P. (CDC) is a master limited partnership created by Centex Corporation in 1987 to conduct real estate activities. CDC acquires, develops and sells industrial, office, multi-family, retail and mixed-use projects in the U.S. In addition, the results of the U.K. home building operation are reported through CDC.

Ownership interests in CDC, a separate entity from Centex, currently trade in tandem with Centex's common stock.

This combined 2003 Annual Report consists of the Annual Report to Stockholders of Centex Corporation, 3333 Holding Corporation and Centex Development Company, L.P.

FINANCIAL HIGHLIGHTS

(Amounts in thousands, except per share data)	2003	2002	2001	2000	1999
		For the Years Ended March 31,			
Revenues	$9,117,241	$7,748,430	$6,710,735	$6,008,136	$5,200,666
Earnings Before Income Taxes	$ 794,851	$ 618,765	$ 436,331	$ 416,861	$ 373,294
Net Earnings	$ 555,919	$ 382,226	$ 281,977	$ 257,132	$ 231,962
Earnings Per Share – Diluted	$ 8.83	$ 6.11	$ 4.65	$ 4.22	$ 3.75
Earnings Per Share – Basic	$ 9.15	$ 6.31	$ 4.77	$ 4.34	$ 3.90
Cash Dividends Per Share	$ 0.16	$ 0.16	$ 0.16	$ 0.16	$ 0.16
Average Shares Outstanding – Diluted	63,058	62,529	60,661	60,929	61,854
Stockholders' Equity	$2,657,846	$2,116,773	$1,714,064	$1,419,349	$1,197,639
Book Value Per Share at Year End	$ 43.67	$ 34.60	$ 28.60	$ 24.14	$ 20.17

	For the Years Ended March 31,					
	2003			2002		
	Price			Price		
	High	Low	Dividends	High	Low	Dividends
Quarter						
First	$58.89	$48.90	$.04	$45.98	$34.00	$.04
Second	$59.19	$42.53	$.04	$50.00	$28.03	$.04
Third	$52.68	$38.31	$.04	$58.80	$32.56	$.04
Fourth	$57.58	$48.30	$.04	$63.09	$51.25	$.04

The principal market for our common stock is the New York Stock Exchange (ticker symbol CTX). Our common stock also trades on the London Stock Exchange. The approximate number of record holders of our common stock at May 15, 2003 was 3,260.

On November 30, 1987, we distributed as a dividend to our stockholders securities relating to Centex Development Company, L.P. (see Note (G), "Centex Development Company, L.P.," on pages 47-49 of this Report). Since this distribution, these securities have traded in tandem with, and as a part of, our common stock.

Amounts represent cash dividends per share paid by us on our common stock. 3333 Holding Corporation has paid no dividends on its common stock since its incorporation. We currently expect that comparable cash dividends will continue to be paid for the balance of fiscal year 2004.

The remaining information called for by this item relating to securities authorized for issuance under equity compensation plans is reported in Note (L), "Capital Stock and Employee Benefit Plans," on pages 55-58 of this Report.

Forward-Looking Statements. The "Stockholders Letter" and "Review of Operations" sections of this Annual Report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the context of the statement and generally arise when the Company is discussing its beliefs, estimates or expectations. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Actual results and outcomes may differ materially from what is expressed or forecast in such forward-looking statements. The principal risks and uncertainties that may affect the Company's actual performance and results of operations include the following: general economic conditions and interest rates; the cyclical and seasonal nature of the Company's businesses; adverse weather; changes in property taxes and energy costs; changes in federal income tax laws and federal mortgage financing programs; governmental regulations; changes in governmental and public policy; changes in economic conditions specific to any one or more of the Company's markets and businesses; competition; availability of raw materials; and unexpected operations difficulties. These and other factors are described in the Company's most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2003, which is filed with the Securities and Exchange Commission.





STOCKHOLDERS' LETTER

Centex had an excellent year. Our achievements included:

- ⇨ A 45% growth in net earnings and earnings per share.
- ⇨ Centex stock outperforming the S&P 500 index by 30%.
- ⇨ Record home sales and deliveries.
- ⇨ All-time-high Financial Services earnings.
- ⇨ Positioning for even higher earnings next year.

We have just completed our seventh consecutive record year. Net earnings reached $556 million with earnings per share totaling $8.83. Our return on beginning stockholders' equity exceeded 26%.

Over the last five years, net earnings have grown at a compounded annual rate of 31% and our stock price has increased by 43%. Our financial and stock performance has ranked us in the top quarter of S&P 500 companies during that period. Since fiscal year end, the Centex stock price has surged even higher.

Home Grown

Home Grown is our theme for this year's annual report. It's a good way to describe Centex's core strategies and beliefs. In a business world that often prizes being fast over being right, we've followed the course of carefully building our businesses for the long term. We've recognized that people will spend their careers at Centex if we provide them with the right "business home"—an environment where they can improve their skills and fully develop their talents. We then challenge our people to expand operations in a controlled and deliberate manner. Their ability to do so is what has made us successful.

There is a right way to be successful. The "Centex Way" is to be aggressive, imaginative and resourceful, and always to conduct our business with a sense of fairness and correctness. Operating with the right business principles is as important to us as achieving superior financial results.

We're fortunate to have good markets in which to deploy our people and strategic strengths. Demand in the housing and related financial services sectors should remain solid for the balance of the decade. We'll continue to increase our share of those markets through internal growth. We will open new neighborhoods, add more loan officers, build our home equity loan portfolio, construct new projects and sell more construction products. Building our businesses this way is just as exciting to us as buying companies is to others.

Leaders of the Pack: Larry Hirsch, Centex chairman and chief executive officer, left, and Tim Eller, president and chief operating officer, with some of the company's 17,000 employees.

Revenues
($ in millions)

99	$5,201
00	$6,008
01	$6,711
02	$7,748
03	$9,117

Net Earnings
($ in millions)

99	$232.0
00	$257.1
01	$282.0
02	$382.2
03	$555.9

The Housing Market

During the last few years, we've been serving a housing market that has been a bright light in an otherwise dull economy. That market has been primarily supported by affordable mortgage rates that are at their lowest levels in 40 years. We expect that mortgage rates may increase when the economy begins to recover, but historically that's when rising employment and growing consumer confidence reassume their roles as drivers of housing demand.

Earnings Per Share – Diluted (in dollars)

99	$3.75
00	$4.22
01	$4.65
02	$6.11
03	$8.83

The twin forces of housing market stability and industry consolidation paint a positive long-term picture. Population trends should strengthen housing demand for the balance of the decade. The sons and daughters of the Baby Boomers are entering the first-time housing market just as their parents are reaching their prime income years and have the opportunity to seek different housing choices. Many people who immigrated to the country during the 1990s are also now becoming home buyers. Other buyers are attracted to the housing market by the unique ability of home ownership to provide both personal stability and investment potential.

Despite the industry's positive outlook, many small- and medium-sized builders are being acquired or are simply leaving the market. They lack the capital and other resources necessary to compete with Centex and other large builders. A home builder today needs more capital to purchase and hold land as well as greater expertise to steer through an increasingly more complex regulatory process. The smaller builder also has difficulty matching our purchasing power, technology and ability to service today's sophisticated home buyer.

Centex Homes

Our home building operation has taken advantage of these positive market trends. Over the last five years, Centex Homes' earnings have grown by 300% while operating margins have risen by more than 50%. We're proud that 90% of our homeowners say that they are "extremely or very likely" to recommend Centex Homes to their family and friends.

The number of families purchasing a Centex home has more than doubled during the past five years. However, Centex's delivery of 26,400 homes this year still represented only a 2% share of the single-family housing market nationwide. Centex is using its people, systems and capital to provide the Centex home buying experience to even more families.

During the last two years, we have invested over $1.2 billion to increase our home building assets by 60%. That investment is supporting our strategy of expanding neighborhoods by 10% to 15% each year, which, when combined with expected annual increases in operating margins, will generate a superior earnings growth rate.

Our emphasis on internal growth doesn't mean we won't make acquisitions. We'll do so when we identify a quality home building company that enables us to enter a new market or add a product segment. The acquisition of The Jones Company, the second largest home builder in St. Louis, fully met our criteria. It enabled us to enter a new, attractive market with a management team that was culturally attuned to our business principles.

Stockholders' Equity Per Share (in dollars)

99	$20.17
00	$24.14
01	$28.60
02	$34.60
03	$43.69

Over the next five years, we will get better and bigger. We'll employ our capital aggressively but wisely, while always improving our operating skills. By following this disciplined approach to the business, we believe that the number of homes we deliver can be more than double current levels. When that occurs, we will still have less than 5% of the for-sale housing market. Unexpected changes in the economic environment could slow the pace of our growth, but only a dramatic and long-term change in our nation's economic fortunes would prevent us from achieving our goals.

Other Operations

Centex's business diversity is unique among home building companies. Each non-home building operation has clearly defined functions in our business portfolio. The role of our financial and home services operations is to provide us with ways to gain additional profits from the purchase of a new home. These and our other businesses provide greater earnings stability as well as more business expansion platforms and also generate free cash flow that is used to accelerate our home building growth.

Each of our Financial Services operations, CTX Mortgage (CTX)—our conventional mortgage operation, Centex Home Equity (CHEC)—our home equity lender, and our Title and Insurance operations, had an outstanding year. CTX Mortgage's earnings rose to record levels as mortgage refinancings surged. By adding 20% more loan officers and closely monitoring corporate and field overhead, CTX Mortgage is positioned to increase earnings if rates stay low, as well as to manage the impact of higher rates on its volumes and earnings.

Stockholders' Equity
($ in millions)

99	$1,198
00	$1,419
01	$1,714
02	$2,117
03	$2,658

CHEC, which issued its first loan only six years ago, saw its loan portfolio pass $5 billion. CHEC's disciplined loan servicing practices have made it a top-tier industry performer. Profits from its loan portfolio should increase even if the economic recovery is delayed. Our Title and Insurance operations also made a meaningful contribution to earnings.

The earnings and backlog of Construction Services, our commercial contracting arm, fell as the commercial construction market softened. Our focus on the recession-resistant health care, education and government construction markets should cushion the impact of these weak industry conditions on our operations.

Construction Products and Investment Real Estate each had an excellent year and our Home Services operation has made considerable strategic progress.

Managing for Investors

We're dedicated to managing our portfolio to create the greatest shareholder value. Consistent with that commitment, we've announced that we will distribute our stock in Cavco Industries, our Manufactured Housing subsidiary, to our stockholders through a tax-free spin off. We believe that is the best way for our shareholders to participate in the expected recovery of the manufactured housing industry. Cavco's excellent management team will have the benefit of a debt-free balance sheet to pursue its strategic options.

A Quality Board

We're privileged to have a Board comprised of directors that understood the importance of good corporate governance long before it became fashionable (and mandatory). Charles Pistor, one of our long-time directors, will be retiring from our Board at this year's annual meeting. We thank Charles for the significant contributions that he has made to the company. We'll miss his business wisdom. Joining the Board is Tom Falk, chairman and CEO of Kimberly-Clark Corporation. Tom will bring new and important perspectives to the Board.

What Gives Us Confidence?

Investors often want to know what could stop Centex from achieving its goals. They phrase the question by asking, "What keeps you up at night?" Our answer is, "Not much." We know exactly where we are, where we are going and that we have the people in place to get us there. We're controlling what's controllable.

If things change, we'll react rapidly and decisively. And we'll always stay true to our enduring values—to never compromise our commitment that Centex will operate in accordance with the highest ethical standards.

Centex is a special company, full of fine, hard-working, honest and creative people. We're proud they call Centex home.

Larry Hirsch
Chairman and Chief Executive Officer

Tim Eller
President and Chief Operating Officer

May 14, 2003





OME BUILDING AND RELATED OPERATIONS

CENTEX HOMES

Centex Homes, the company's major earnings driver, achieved its seventh consecutive year of performance improvement in fiscal 2003 as it continued to aggressively execute its "Quality Growth" strategy. The home builder reported record operating earnings, operating margins, revenues, home closings, new home sales, year-end backlog, number of neighborhoods and sales-per-neighborhood.

At the same time, the percentage of customers either "extremely or very likely" to recommend Centex Homes to friends, relatives and colleagues approached 90%. This level of customer satisfaction places Centex Homes among the top 10% of all firms surveyed by Walker Information, a leading independent research firm.

Operating Earnings ($ in millions)

Year	Operating Earnings
99	$242.2
00	$323.2
01	$425.4
02	$527.5
03	$680.8

Growth by Design

Centex Homes' "Quality Growth" initiative couples strong top- and bottom-line growth with margin expansion while maintaining a return on net assets in excess of the cost of capital. The company leverages expansion opportunities primarily through organic growth; just 20% of the increase in Centex Homes' deliveries during the past five years has been the result of acquisitions. This organic growth initiative emphasizes:

⇨ Gaining share in existing markets by increasing both neighborhoods and sales-per-neighborhood, while improving neighborhood operating margins;

⇨ Entering new geographic markets that have favorable growth and competitive dynamics;

⇨ Expanding and growing new market segments—urban in-fill, active

Following the Leader

High on Centex Homes' list of organizational strengths is its home-grown leadership, proven again recently by a chain reaction of internal promotions. As former Centex Homes Chairman Tim Eller (a 30-year Centex Homes employee) fully transitioned into his role as Centex Corporation president and COO, a succession of long-term managers and executives moved up the Centex Homes ladder—all the way to the top.

Gathered at the Townhall Commons community near Raleigh/Durham, North Carolina, from right to left are: Andy Hannigan (27 years), Centex Homes CEO, who was also named chairman, following in Tim's footsteps; Bob Hillmann (16 years and a former Raleigh/Durham division president), who became president in addition to COO, succeeding Andy; Scott Batchelor (18 years and also a former division president in Raleigh/Durham), who is now executive vice president, Mid-Atlantic region, following Bob; Hampton Pitts (13 years), who became the current division president in Raleigh/Durham after Scott's promotion; and Mike Wyatt (10 years), who became division president in Myrtle Beach when Hampton moved to Raleigh. It's a strong chain of leadership linking more than a century of Centex Homes experience.

Déjà Vu All Over Again

One of Centex's most significant acquisitions occurred in 1972 when home builder Fox & Jacobs (F&J), which had 15% of the Dallas/Fort Worth (D/FW) market, became a member of the Centex family. F&J remained a major force in D/FW's new-home market until the late 1980s, when the oil bust and the savings and loan crisis crushed the demand for entry-level housing. Centex's D/FW product became primarily a "move-up" home and the F&J brand, by then synonymous with economical quality housing, was dropped in favor of the Centex Homes name.

But the economic recovery of the 1990s resurrected demand for a lower-priced product. Lee Thompson, who had joined F&J in 1967, was charged with creating an entry-level product that featured square footage over frills. But what to name it? The answer came when in-depth consumer research in D/FW confirmed that the Fox & Jacobs name was still recognized by 90% of both buyers and REALTORS®.

The "new" F&J homes debuted in D/FW in 1997 with 50 home closings. In fiscal 2003, F&J closed 2,125 homes in D/FW—about 60% of Centex Homes' total deliveries in the market. The homes range in size from about 1,150 to 4,200 square feet and are priced from the $90,000s to $160,000s. The product's overwhelming success in D/FW has led 20 other Centex Homes divisions to adopt the winning formula in their markets.

Pictured from left are the core members of D/FW's F&J team: Lee Thompson, division president (and 35-year F&J employee); Kyle Sellers, controller; Judy Easthom, customer service manager; Kelly Reynolds, vice president of construction; and Bill Cox, vice president of sales and marketing (27-year F&J employee).

adult, on-your-lot, and second home/resort.

To complement this core organic growth strategy, Centex Homes seeks opportunistic, strategic acquisitions that enhance geographic diversity or add desirable product segments. Late in fiscal 2003, Centex Homes completed the acquisition of substantially all of the St. Louis and Indianapolis home building operations of The Jones Company. The acquisition establishes Centex Homes as one of the largest single-family home builders in the St. Louis market and bolsters our existing Indianapolis operation.

Recognizing the ability of Centex Homes to deliver high returns on capital, over the past two years Centex has invested approximately $1.2 billion in the home building



operation, increasing Centex Homes' asset base by 60%. That investment has provided the fuel for more earnings-generating neighborhoods to be put in place over the next few years.

Higher and Higher

Centex Homes has posted seven consecutive years of year-over-year operating margin increases (a gain of 620 basis points since fiscal 1996) and continues to identify significant opportunities for further margin growth. Fiscal 2003 margins rose 90 basis points and the company has targeted an annual



operating margin improvement of at least 50 basis points for each of the next five years. Improving execution in the following key areas will continue to drive margin expansion:

⇨ **Quality Land Positions** In support of neighborhood growth, Centex Homes continued to expand and improve its land position in fiscal 2003, growing it by 39% to 130,770 lots—approximately 46% owned and 54% optioned. The land, virtually all of which is in "A" locations, will support 100% of projected fiscal 2004 closings, 80% of a higher number of estimated fiscal 2005 deliveries and 50% of an even greater increase in closings anticipated in fiscal 2006.

⇨ **Reduced Construction Costs** Centex Homes continued to reduce "brick and mortar" costs as a percentage of housing revenues. These costs fell to 50.8% of housing revenues in fiscal 2003 from 60.8% just seven years ago. We expect this trend to continue by: using enhanced systems to facilitate the estimating and purchasing processes and to improve scheduling and communication with subcontractors; reducing building cycle times; capturing regional and national purchasing advantages; maintaining more consistent month-by-month production levels; and expanding our use of value engineering and lower-cost alternative construction methods.

⇨ **Continued Customer Satisfaction Improvement** Centex Homes' customer satisfaction scores have steadily improved for each of the past four years, demonstrating the operation's ongoing commitment to its principles of customer satisfaction: ensure 100% completion of homes prior to closing; focus on neighborhood management teams; maximize the aesthetic detail of each home; provide excellent warranty service; and ensure leadership involvement in the customer satisfaction process.

⇨ **Enhanced Organization Productivity** Technology and training continue to be deployed throughout the organization. We have established key productivity improvement targets and are benchmarking our progress.

⇨ **Deployment of Strategic Market Research Tools** Centex Homes has continued to broaden its use of research tools throughout the organization. Market research helps focus local strategies on under-supplied market segments and identify customer preferences, potential demand and preferred pricing strategies for many communities.



Use of Technology

During fiscal 2003, Centex Homes continued to invest in its Internet marketing efforts. Its new Web site, with enhanced site navigation, accuracy and information detail, generated an average of more than 16,000 Internet sales leads per month, more than double the number of leads that originated from the Centex Homes Web site in fiscal 2002.

One of Centex Homes' most effective technological tools is its Web-based system that manages the company's estimating and purchasing process. The system tracks vendors, items, pricing, budgets and more; integrates and updates all relevant information; and then creates detailed reports for use by divisions, regions and the Centex Homes corporate office. Use of the system, now installed in almost every division, has resulted in lower material and labor costs, as well as substantial time savings.

Success Will Continue

Although job growth, consumer confidence and mortgage rates offer a somewhat mixed message on near-term housing market prospects, the overall long-term economic outlook is quite favorable for large, well-capitalized builders. Consolidation of the home building industry is continuing and the factors driving small and some medium-size builders from the market—lack of capital, difficulty in obtaining and developing land, the lack of significant scale benefits in materials and cost reductions, and the inability to invest in technology available to the larger builders—are not expected to abate.

In addition, the Baby Boomers are aging into their highest home ownership years, their children—the Echo Boomers—are entering the market for their first homes, and many people who immigrated to the U.S. during the past two decades are pursuing the American Dream of home ownership.

Centex Homes believes that pursuit of its dynamic internal growth strategy will enable it to deliver high levels of revenue and earnings growth for the foreseeable future while providing margin expansion and a solid return on investment. Even if mortgage interest rates increase as expected, that increase should be accompanied by job growth and a rise in consumer confidence, keeping the demand for housing strong.

Centex Homes is confident that there is significant opportunity for its continued growth and market share gains. Although the company is one of the leaders in the industry, it still has just 2% of the single-family home market nationwide. Centex Homes' ability to capture market share should enable the home builder to continue to grow organically, at an accelerated but deliberate pace, for the next decade and beyond.

Recruits Dig "Boot Camp"

Centex Homes' Dallas/Fort Worth region is training some front-line troops in the trenches. The "recruits" are selected for basic training in field management with the D/FW Centex/Fox & Jacobs/CityHomes team.

"Boot Camp" consists of 20 weeks of highly structured, intensely focused and monitored training in several phases: a three-week new-hire orientation, seven weeks of actual field management training, and ten weeks of hands-on construction field management experience. Each trainee gains an understanding of Centex Homes' philosophies, culture, processes, systems, and departmental roles and responsibilities *before* he or she ever builds a home.

Boot Camp allows the D/FW region to hire the best people from a variety of backgrounds, experiences, and education—not necessarily with prior construction experience or college—and train them in the "Centex Homes Way." Successful graduates of the program (not everyone makes it) have a solid foundation on which to build a career. The majority become field managers, Centex's front-line interface with the customer during the building process, although a number move into other areas.

Everyone wins. Program graduates are well-prepared, which results in better performance, higher compensation and more opportunities. Customers are dealing with professional, well-trained, knowledgeable field managers who build and deliver quality homes on schedule. Centex Homes benefits from better execution in the field, reduced construction costs, higher margins, increased customer satisfaction, and more referral sales.

Created in 1999, Boot Camp was the brainchild of Phil Warnick—senior vice president in charge of the D/FW region, seated front. The program was designed and launched with the help of Louie Ocana, now vice president of construction management for Centex Homes. The training initiative is currently managed by Grayson Wales, seated left, director of construction development for the D/FW region. Gathered here are Boot Camp graduates from eight different classes.

INVESTMENT REAL ESTATE

Operating Earnings
($ in millions)

Year	Operating Earnings
99	$29.4
00	$30.1
01	$50.0
02	$48.1
03	$54.3

The Investment Real Estate Group, which includes Centex's equity interest in Centex Development Company, L.P. (CDC), generates value by acquiring, developing, operating and selling investment properties. CDC is also involved in home building in the U.K. through London-based Fairclough Homes and CDC2020, whose results are reported through Investment Real Estate.

Investment Real Estate had an excellent year in fiscal 2003. The segment reported operating earnings of $54.3 million, 13% higher than fiscal 2002's earnings, due to increased property sales and improved results from the U.K. home building operation. CDC took advantage of strong investor demand for quality commercial properties by selling office, industrial, retail and multi-family projects as well as land.

International Home Building

The fiscal 2000 purchase by CDC of London-based Fairclough Homes is providing a platform for gaining international operating skills in a business environment that most closely resembles that of the U.S.

International Home Building has 70 active communities in five geographic divisions located in England's major high-demand urban areas. With an average sales price of about $236,000, the builder focuses on the more affordable end of the U.K. market but also has a higher-end home building division south of London.

During fiscal 2003, International Home Building delivered 1,492 homes, 8% more than last year, and reported operating earnings of $20.4 million, 66% higher than a year ago. The improved earnings were due primarily to higher land sale profits. International Home Building's backlog of homes sold but not closed at fiscal year end was 425 units, 90% higher than a year ago.

The operation continues to focus on improving its strategic land portfolio and currently owns or controls more than 4,700 plots in 98 developments, representing a three-year supply of plots at current sales rates.



A First-Rate Leader

One of the first home builders to start its own mortgage loan business, Centex opened the operation in Dallas 30 years ago to better serve its home buyers in that market. In the mid-1980s, the business became known as CTX Mortgage Company and began expanding nationwide, following the lead of Centex Homes.

CTX expanded into the retail (third-party) business in 1987 when the company saw an opportunity to do additional business in existing locations without materially increasing overhead. Today, nearly 80% of CTX's business is for non-Centex home buyers and CTX ranks as the nation's sixteenth largest retail mortgage lender.

CTX has evolved thanks to seasoned leaders like Debbie Dunn who know the mortgage business inside out. After gaining expertise in originating and closing loans, Debbie joined CTX in 1989 as an underwriter in Fort Worth, Texas. She moved to CTX's corporate office as a regional underwriting manager and soon became an assistant vice president working with underwriting and regulatory compliance. She was promoted to vice president of production support (underwriting, compliance and quality control) and then became a senior vice president managing underwriting, closing, post closing and loan delivery.

Today, Debbie is executive vice president and chief lending officer for the 2,600-employee CTX Mortgage operation, which has grown to nearly 225 offices and is licensed to do business in 48 states.





FINANCIAL SERVICES

Centex's Financial Services companies provide an array of home buyer-related services, including conventional mortgage loans, home equity loans, title services and residential insurance, to both Centex Homes and retail customers. With each of its major businesses posting record results in fiscal 2003, Financial Services reported operating earnings of $161.8 million, a 41% improvement over its fiscal 2002 earnings and an all-time high.

CTX MORTGAGE COMPANY

CTX Mortgage Company (CTX) operates in the best of all worlds. Its affiliation with Centex Homes gives it advantaged access to a natural and consistent source of loans, while CTX's retail branch network provides the loan volume to leverage fixed-cost economies of scale. CTX also provides mortgage services for customers of other home builders.

CTX offers a full range of mortgage products, including conventional, jumbo and government (FHA and VA) loans. CTX originates the loan and soon after closing sells both the loan and the servicing rights.

Benefiting from higher Centex Homes deliveries and 40-year-low mortgage rates that fueled the continuation of the refinancing boom, CTX originated nearly 85,000 loans valued at $14 billion in fiscal 2003 and had operating earnings of more than $100 million.

Positioned for Growth

Centex Homes is CTX Mortgage's most important customer and their relationship enables Centex Homes buyers to efficiently secure new-home financing through a

Operating Earnings
($ in millions)

99	$92.3
00	$32.5
01	$19.7
02	$114.7
03	$161.8

streamlined, customer service-oriented process. In fiscal 2003, CTX captured 73% of Centex Homes' non-cash buyer business by virtue of its favored access to these customers and CTX's geographic coverage of Centex Homes' markets. CTX opened 17 new branches in Centex Homes' growth "footprint" during the year and added 44 loan officers dedicated to Centex Homes' customers.

In addition, regional reporting lines at CTX were reconfigured to reflect the changes in Centex Homes' organizational structure, including an additional line to support the expansion of the builder's "on-your-lot" operation.

Loans to Centex customers are CTX's most profitable business channel and accounted for 22% of its total volume in fiscal year 2003. The remainder of the volume consists of retail loans that likewise are a valuable origination channel. CTX's retail network was prepared for and took advantage of the unprecedented strength and duration of homeowner refinancing activity that occurred during fiscal 2003. The company implemented a national recruiting plan, resulting in an addition of 180 loan officers (a 20% increase) without adding significant fixed costs.

Affiliated Business Arrangements (ABAs), through which CTX provides mortgage services for customers of other home builders, REALTORS® and financial institutions, also help augment earnings. CTX currently has 23 such arrangements, operating from 24 offices in 11 states.

Outlook

Mortgage rates may rise somewhat in fiscal 2004 from their historically low levels, resulting in some impact on loan volume. However, volume generated by the significant number of new CTX loan officers should help offset this reduction. CTX will continue to focus on Centex Homes as its most important customer and further expand in Centex Homes markets. CTX also plans to add even more retail loan officers and to strategically increase the number of retail branches. Together, these actions should provide greater earnings predictability in a volatile industry.

CTX Mortgage Company



- Headquarters
- Retail Branches – 154
- Centex Homes Branches – 68
- Centex Technology
- Licensed to do business in 48 states



CENTEX HOME EQUITY

Centex Home Equity Company (CHEC), another facet of Centex Financial Services operations, offers non-prime mortgages to the estimated 50% of U.S. households that don't qualify for conforming mortgage loans. These loans are used primarily for debt consolidation (80%) and home purchases. CHEC has the first mortgage position in approximately 95% of its loans.



Rocky Mountain High

Growing up, Amanda Sessa dreamed of a career in medicine, not the mortgage business. In the early 1990s, during summers between semesters at the University of Colorado in Boulder, she earned extra money working as a part-time receptionist at CTX's Denver branch.

After graduation, even with a degree in international business and marketing, she discovered that job opportunities were scarce. Again, Amanda found herself in the CTX Denver branch, working first as a full-time "set-up" person preparing files, then as an assistant loan processor. Later, she became operations manager and eventually a mortgage loan officer.

About five years ago, Amanda took her by-then considerable skills and experience up the road to Boulder to open and manage a new retail branch. Since then, she has redefined the term "peak performance."

Amanda was CTX's top-producing loan officer in fiscal 2001 and its top-producing manager in both 2002 and 2003. She has been named to CTX's prestigious Chairman's Circle for the past three years, her branch is among CTX's most profitable, and she is one of the leading mortgage producers in the nation.

Building a Business From the Top Down

Six years ago, Centex began to expand beyond its existing conventional mortgage business into the non-prime market. Centex Home Equity (CHEC) was created to originate and service mortgages for individuals who, for a variety of reasons (self-employment, high consumer debt or less-than-perfect credit), do not qualify for a conforming mortgage.

Centex attracted two dynamic senior executives and a team of experienced managers, who had an average of 20 years in the industry, to build the non-prime operation. In fiscal 1998, its first full year to report financial results, CHEC's 581 employees originated nearly $500 million of loans through a network of 40 retail offices and and five regional wholesale locations. CHEC also completed its first securitization for $175 million and, most significant, the operation was profitable.

CHEC currently has over 1,750 employees in more than 160 offices and is licensed to do business in 47 states. CHEC reported record operating earnings for fiscal 2003 and its loan servicing portfolio reached $5.5 billion. To date, CHEC's securitizations total nearly $8 billion.

Pictured at CHEC's headquarters are the members of the organization's senior management team. From right to left are: Tony Barone, president and CEO; Steve Janawsky, executive vice president and COO; Anne Sutherland, executive vice president and general counsel; Steve Hess, executive vice president—marketing; Mark O'Brien, executive vice president—organization development; Norton Wells (seated), executive vice president—servicing; and Jay Bray, executive vice president and chief financial officer.

Centex Home Equity Company



- Headquarters
- CHEC Retail Offices
- CHEC Broker Offices
- Licensed to do business in 47 states

CHEC's loan origination volume has increased steadily during the company's six-year history, rising to 29,448 loans valued at $2.5 billion in fiscal 2003. CHEC's operating earnings were $47.1 million this year, up 88% from a year ago, and its loan servicing portfolio reached approximately $5.5 billion.

CHEC reports its earnings using the "portfolio accounting" method, which recognizes revenues and expenses over the life of the loan, creating a stable stream of earnings. And because CHEC's earnings are less closely linked to the interest rate cycle than those of CTX Mortgage, CHEC's steadily increasing profits cushion CTX's somewhat more volatile results.

Diverse Origination Channels

CHEC benefits from its multiple origination channels and its geographic diversity. The company currently has more than 160 offices and is licensed to do business in 47 states. No one state represents more than 15% of CHEC's originations.

Loan originations come through five major channels. Direct sales and the retail branch network together provide approximately 50% of CHEC's loan volume and are the most profitable channels. Broker referral and correspondent mortgage banker networks generate about 45%. Referrals from sister



company CTX Mortgage account for about 5%. In fiscal 2003, CHEC originated 355 loans for Centex Homes customers.

Unlike CTX, CHEC retains ownership of the loan, uses securitization as its funding source and, for a fee, services the loans. Over the past five years, CHEC has completed 20 securitizations totaling $7.7 billion of loans. All securitizations are rated investment-grade and publicly sold.

Beginning in fiscal 2002, CHEC became recognized as a "Tier 1" issuer, a formal indicator of its superior loan servicing performance. CHEC consistently ranks in the industry's top performance quartile regarding delinquency and loss rates on its securitizations. In addition, during fiscal 2003, the all-important Standard & Poor's rating for CHEC's servicing operation was raised to "Above Average" with a "Positive" outlook.

Outlook

The market for non-prime lending has grown from $35 billion in 1994 to $240 billion today, representing about 10% of the total mortgage market, and that percentage is expected to increase in the future. The non-prime mortgage industry is somewhat insulated from interest rate changes, and a slowing economy has historically increased demand for debt consolidation loans. CHEC's continuing profit growth utilizing the portfolio accounting method has created a consistent earnings stream for Centex Corporation that will continue to grow.

TITLE AND INSURANCE

The primary role of Centex Title and Insurance operations is to support Centex Homes and CTX Mortgage Company, providing their customers with the title services and insurance products that are critical components of every home financing transaction.

Title agent, title underwriting, closing, and other settlement services are offered under the Commerce Title name. In fiscal 2003, Commerce Title operated in 25 states, supporting more than 70% of the Centex Homes' "footprint." Commerce Appraisal Services coordinates residential property appraisals in 12 states.

Westwood Insurance Agency, a



Three's Company

A customer is a precious commodity that can be won or lost in the marketplace each day. When that customer is shared among a home builder, a mortgage lender, a title company and an insurance agency, it takes a dedicated team of professionals to create a seamless home buying experience.

Centex's Commerce Title operation has initiated a "one team—one vision" approach to customer service, with the goal of bringing all its employees together despite their locations, operations and departments. The concept is spreading to Commerce Title employees nationwide as well as to Centex Homes and CTX Mortgage personnel.

At the Dallas/Fort Worth regional "builder" office, that team approach has been implemented by: Frances Quinn—Commerce Title branch manager; Bennie Karnes—Centex Homes division president (left); and Mark Jensen—CTX Mortgage branch manager. In fiscal 2003, Commerce Title's customer satisfaction score averaged 91%, a significant increase over the prior year. Beginning in fiscal 2004, all three companies will be rated by customers as a single entity, making a team effort even more important for everyone concerned.

Centex Title and Insurance



- Headquarters
- Title & Insurance Operations
- Title licensed to do business in 25 states
- Insurance licensed to do business in 50 states

multi-line property and casualty insurance agency, markets homeowners insurance to Centex Homes and CTX Mortgage customers in addition to offering auto, life and commercial insurance coverages. Westwood, one of the nation's largest agents for new homeowners insurance, also markets homeowners and other types of insurance to 24 other home builders. The agency, which is licensed in all 50 states, has a servicing portfolio of approximately 107,000 customers.

Outlook

Title and Insurance's vertically integrated relationship with Centex Homes and CTX Mortgage enables the builder and the mortgage lender to provide value-added services to their customers. Title and Insurance will continue to grow along with these affiliated companies.

HOMETEAM SERVICES

In fiscal 2003, HomeTeam Services (HTS) streamlined its operations and refocused its strategy on pest protection services for customers of new home builders. HomeTeam Pest Defense®, the fifth largest pest management company in the U.S., offers HTS a competitive advantage, scalability and the opportunity to build a recurring stream of revenues and earnings.

HTS sold its chemical lawn care business during the year, and options for the company's security monitoring operation are being evaluated.

In, Under and Around

HomeTeam Pest Defense® offers pest protection in, under and around the home with advanced systems that focus on two universal home buyer concerns—control of general household pests and continued protection from termites.

Installed during home construction, the Pest Defense Tubes in the Wall® system targets household pests inside walls while the Pest Defense Tubes Under the Slab® system controls termites and insects from beneath the slab foundation. Together these systems provide a superior and integrated pest management solution for new homes. HomeTeam also offers the Pest Defense® Termite Baiting System, an in-ground perimeter termite control product.

HomeTeam's relationship with Centex Homes and other production builders gives the pest protection company advantaged, low-cost access to a natural customer base. Centex Homes benefits by offering value-added services to its home buyers. HTS's capture rate of these buyers in its markets exceeds 80% and the company now performs over one million services a year.

In fiscal 2004, HomeTeam will continue expanding its proprietary systems business beyond Centex Homes to other new home builders.

Centex HomeTeam Services



- Headquarters
- Markets



A River Will Run Through It

A 23-year career employee of Centex Construction Company, Vice President of Operations Bob Gist has executive oversight of the largest project in both his and the Centex Construction Group's history: the $330 million construction project for Gaylord Opryland Texas™ in Grapevine. He leads the 1,500-person crew building the upscale 1,511-room hotel and adjoining convention center. The project will open to the public on April 2, 2004.

The South Carolina native, who graduated from Clemson University with a B.S. in building science/construction management, joined the company as a field engineer in 1980. Completely Centex-trained, Bob says that through the years he has held just about every position in the company, "including some that didn't officially exist." He has moved 15 times, working on an amazing array of buildings—Children's Medical Center in Dallas; a $200 million hospital for the 82nd Airborne at Ft. Bragg, North Carolina; the expansion of the CIA headquarters in Langley, Virginia; the Dr Pepper StarCenter ice arenas in Dallas; and ammunition plants for the U.S. Army. But there has never been a project even remotely like Gaylord Opryland Texas,™ which he terms the "most fun" of his entire career.

In addition to its sheer size, the Texas-themed resort presents other construction challenges: three atriums spreading over four acres; a nine-story oil derrick with an observation deck; a near replica of the Alamo; and an indoor river and waterfalls ("usually we're trying to keep the water OUT," says Bob). The resort's 2.5-acre skylight topped by a gold glass Lone Star is comprised of 4,482 panes of glass, each one set in by hand.

Does Bob do windows? He does now.





CONSTRUCTION SERVICES

Dampened by a lackluster economy and the uncertain fiscal health of some entities, this year presented a difficult operating environment for commercial construction companies. Centex Construction Group (CCG) reported higher revenues, but margins, operating earnings, new contracts awarded and year-end backlog levels were lower than in the previous year. However, CCG's ability to generate both earnings and cash flow makes construction services an attractive business for Centex Corporation. In fiscal 2003, CCG generated positive average net cash flow of $127 million.

CCG, one of the largest commercial contractors in the U.S., offers a wide range of services, including pre-construction, construction management, design-build and program management. The Group serves a broad range of local markets, industry segments and project sizes. The entity is organized primarily with a geographic focus because access to opportunities often requires local presence and relationships. Current geographic strengths within the U.S. include the Central, Southwest, Southeast and Mid-Atlantic regions.

Within this geographic structure, select industry segments leverage the CCG companies' experience and expertise. The healthcare industry continues to be a significant source of work and at fiscal year end, healthcare contracts accounted for 40% of CCG's backlog of 216 projects. Government, education, hospitality, correctional facilities, and office buildings were the other most significant industries being served by CCG, with project sizes ranging from $10 million to more than $330 million.

Although CCG works in both the negotiated and competitively bid markets, currently 86% of its contract backlog consists of negotiated projects.

Operating Earnings
($ in millions)

Year	Operating Earnings
99	$16.2
00	$23.5
01	$30.9
02	$36.2
03	$30.7



On Course for Progress

A quintessential career employee, Project Manager Renee Brown has been with Centex Rooney Construction Company for more than one-third of her 31 years. The native of Jamaica, who has lived in South Florida since she was eight, graduated from Florida International University with a B.S. in construction management. But she started her relationship with Centex Rooney during her senior year in college when she began working as an estimating clerk.

Following graduation, Renee was hired as an estimator and two years later she became a project engineer. Next came a stint traveling to other Centex Construction Group locations to teach fellow employees to use a proprietary project management system.

Renee has spent much of her career working on education facilities, but her current project (and her first as a full-fledged project manager) is the $21 million design-build Town Center project for the City of Miramar, Florida. The initial work includes development of a 54-acre site, lake excavations and construction of a new City Hall. The building is the first structure in the master-planned center, whose design was inspired by the Piazza San Marco in Venice. The project, which ultimately will include a bell tower, arcades, plazas and waterways, will be the perfect symbol of Miramar's long-time motto: "Beauty and Progress."

This, in conjunction with its repeat-client rate that exceeds 80%, demonstrates CCG's commitment to the pursuit of relationship-based contracts. Among the benefits of these negotiated contracts are: increased efficiencies, higher client satisfaction and less risk and margin volatility.

Construction Services



- National Headquarters
- Regional Headquarters
- Branch Locations
- Current Construction 216 Projects

Outlook

Commercial construction activity will continue to experience a moderate slowdown for the balance of the year. CCG will focus on a more strategic decision-making approach to its markets, project size and pricing structure. When the commercial construction industry and the economy start to recover, CCG can direct its resources toward the most profitable growth opportunities.

Selected New Construction Contracts Awarded—Fiscal 2003

$99.9 M	U.S. Capitol Visitor Center	Washington, DC
$66.5 M	Broward Regional Medical Center	Ft. Lauderdale, FL
$63.0 M	North Carolina State University Apartments	Raleigh, NC
$60.2 M	Defense Threat Reduction Center	Ft. Belvoir, VA
$55.8 M	Federal Drug Administration—Center for Drug Education and Research	Silver Spring, MD
$51.3 M	Inn of the Mountain Gods	Mescalero, NM
$40.8 M	Beachfront Multi-Family Residences at Watersound	Seagrove Beach, FL
$36.0 M	Tenet, St. Francis Hospital	Bartlett, TN
$29.8 M	Union Center Plaza V	Washington, DC
$28.5 M	Tenet, Twin Cities Community Hospital	Templeton, CA
$25.9 M	University of Texas Medical Branch, Research Facilities Expansion	Galveston, TX
$19.6 M	Hospital Corporation of America, Reston Hospital—Women's Center/Surgery/Parking	Reston, VA
$14.1 M	Murray County Middle School	Chatsworth, GA
$14.0 M	Middle School 'AA'	Bradenton, FL
$13.0 M	Ferguson Enterprises Headquarters	Richland, WA
$11.9 M	Elementary School 'B'	Bradenton, FL
$11.3 M	St. Joseph Village Retirement Community	Coppell, TX
$11.1 M	Hospital Corporation of America, Reston Medical Office Building	Reston, VA
$11.0 M	Southlake Hospital, Women's Pavilion	Clearmont, FL
$10.9 M	The Preserve of Port Royal Apartments, Phase I	Port Royal, SC
$10.4 M	Southern Methodist University, Blanton Student Services Building	Dallas, TX





Centex Construction Products, Inc. (CXP), Centex's 65%-owned publicly traded affiliate, produces and distributes building materials used to construct buildings and infrastructure: cement, gypsum wallboard, recycled paperboard and concrete and aggregates. Despite a softening in highway and commercial construction and an increase in the cost of natural gas, CXP reported operating earnings of $96.3 million for fiscal 2003, 27% higher than last year. Centex's share after minority interest was $62.7 million.

Operating earnings improved primarily because of a nearly five-fold increase in operating earnings from gypsum wallboard. CXP continued to reduce debt and expand its balance sheet capacity, ending the year with a debt-to-capitalization ratio of 14% versus 30% a year ago.



Operational Excellence

During the year, CXP focused on completing projects that will maximize productivity and reduce operating costs. CXP's four cement facilities operated at capacity and were "sold out" for the seventeenth consecutive year. Total clinker production in fiscal 2003 was 98% of rated net annual capacity and this high efficiency rate resulted in a 34% operating margin, one of the highest in the cement industry.

During fiscal 2003, CXP completed the integration of the Duke gypsum wallboard plant. The plant achieved a 91% efficiency rating. All of CXP's wallboard plants are currently capable of operating at or above the industry norm of 92%. CXP believes that its wallboard operation's production costs are among the lowest in the industry.

The Lawton paperboard mill, which was acquired by CXP in fiscal 2001, began to realize its operating potential. It also expanded its markets beyond wallboard paperboard into different grades of paper. Total production in fiscal 2003 was 5% higher than the plant's original designed capacity. CXP is now one of the nation's most efficient producers of lightweight recycled wallboard paper.



Outlook

CXP will continue to invest capital in existing assets in order to improve operating efficiencies and reinforce its position as a low-cost producer. This, along with its strong balance sheet, will position the company to take advantage of the economic recovery.

FINANCIAL INFORMATION

Centex Corporation and Subsidiaries

Consolidated Revenues and Operating Earnings by Line of Business	26
Statements of Consolidated Earnings	27
Consolidated Balance Sheets with Consolidating Details	28
Statements of Consolidated Cash Flows with Consolidating Details	30
Statements of Consolidated Stockholders' Equity	32
Notes to Consolidated Financial Statements	34
Report of Independent Auditors	60
Management's Discussion and Analysis of Financial Condition and Results of Operations	61
Quarterly Results	83
Summary of Selected Financial Data	84

3333 Holding Corporation and Subsidiary and
Centex Development Company, L.P. and Subsidiaries

Letter to Our Stockholders	86
Report of Independent Auditors	87
Financial Highlights	88
Combining Balance Sheets	89
Combining Statements of Operations	90
Combining Statements of Stockholders' Equity and Partners' Capital	91
Combining Statements of Cash Flows	92
Notes to Combining Financial Statements	94
Quarterly Results	109
Management's Discussion and Analysis of Financial Condition and Results of Operations	110
Directors, Officers and Stockholder Information	120

CONSOLIDATED REVENUES AND OPERATING EARNINGS BY LINE OF BUSINESS

(Dollars in thousands)	*2003*	*2002*	*2001*	*2000*	*1999*
		For the Years Ended March 31,			
Revenues					
Home Building	$5,934,510	$4,984,817	$4,356,172	$3,686,844	$2,819,442
	65%	64%	65%	61%	54%
Financial Services	855,015	699,760	463,646	430,611	436,299
	9%	9%	7%	7%	8%
Construction Products	501,257	471,083	441,127	470,465	381,899
	5%	6%	7%	8%	7%
Construction Services	1,517,851	1,296,024	1,290,382	1,205,762	1,350,776
	17%	17%	19%	20%	26%
Investment Real Estate	66,862	72,416	33,042	30,928	33,694
	1%	1%	–%	1%	1%
Other	241,746	224,330	126,366	183,526	178,556
	3%	3%	2%	3%	4%
	$9,117,241	$7,748,430	$6,710,735	$6,008,136	$5,200,666
	100%	100%	100%	100%	100%
Business Segment Operating Earnings[1]					
Home Building	$ 680,777	$ 527,462	$ 425,450	$ 323,220	$ 242,223
	68%	66%	70%	56%	49%
Financial Services	161,825	114,733	19,667	32,474	92,309
	16%	14%	3%	6%	19%
Construction Products	96,268	75,868	99,441	168,611	120,310
	10%	9%	17%	29%	24%
Construction Services	30,718	36,225	30,886	23,471	15,209
	3%	5%	5%	4%	3%
Investment Real Estate	54,334	48,068	50,908	30,122	29,420
	5%	6%	8%	5%	6%
Other	(18,849)	3,140	(21,613)	2,580	(5,371)
	(2%)	–%	(3%)	–%	(1%)
	1,005,073	805,496	604,739	580,478	494,100
	100%	100%	100%	100%	100%
Corporate General and Administrative	60,289	50,189	36,924	33,015	28,104
Interest	119,560	115,766	99,069	66,844	41,581
Minority Interest in Construction Products	30,373	20,776	32,415	63,758	51,121
Earnings Before Income Taxes	$ 794,851	$ 618,765	$ 436,331	$ 416,861	$ 373,294

Applicable segment operating expenses have been deducted from business segment operating earnings.

(1) Business Segment Operating Earnings excludes corporate general and administrative expense.

STATEMENTS OF CONSOLIDATED EARNINGS

(Dollars in thousands, except per share data)	For the Years Ended March 31, 2003	2002	2001
Revenues			
Home Building	$5,934,510	$4,984,817	$4,356,172
Financial Services	855,015	699,760	463,646
Construction Products	501,257	471,083	441,127
Construction Services	1,517,851	1,296,024	1,290,382
Investment Real Estate	66,862	72,416	33,042
Other	241,746	224,330	126,366
	9,117,241	7,748,430	6,710,735
Costs and Expenses			
Home Building	5,253,733	4,457,355	3,930,722
Financial Services	693,190	585,027	443,979
Construction Products	404,939	395,215	341,686
Construction Services	1,487,133	1,259,799	1,259,496
Investment Real Estate	12,528	24,348	(17,866)
Other	260,595	221,190	147,979
Corporate General and Administrative	60,239	50,189	36,924
Interest	119,560	115,766	99,069
Minority Interest	30,373	20,776	32,415
	8,322,390	7,129,665	6,274,404
Earnings Before Income Tax	794,851	618,765	436,331
Income Taxes	238,932	236,539	154,354
Net Earnings	$ 555,919	$ 382,226	$ 281,977
Earnings Per Share			
Basic	$ 9.15	$ 6.31	$ 4.77
Diluted	$ 8.83	$ 6.11	$ 4.65
Average Shares Outstanding			
Basic	60,782,042	60,560,788	59,095,403
Dilutive Securities:			
Options	1,732,308	1,554,501	1,165,482
Convertible Debenture and Other	543,806	413,858	400,000
Diluted	63,058,156	62,529,147	60,660,885
Cash Dividends Per Share	$ 0.16	$ 0.16	$ 0.16

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS WITH CONSOLIDATING DETAILS

	March 31,	
	Centex Corporation and Subsidiaries	
(Dollars in thousands)	2003	2002
Assets		
Cash and Cash Equivalents	$ 472,053	$ 219,716
Restricted Cash	172,321	106,270
Receivables –		
Residential Mortgage Loans Held for Investment, net	4,642,826	3,279,450
Residential Mortgage Loans Held for Sale	303,328	241,793
Construction Contracts	251,024	221,705
Trade, including Notes of $32,119 and $30,908	412,311	345,311
Inventories –		
Housing Projects	3,315,947	2,513,168
Land Held for Development and Sale	106,057	85,997
Construction Products	58,254	54,220
Other	25,125	25,626
Investments –		
Centex Development Company, L.P.	281,100	269,178
Joint Ventures and Other	102,277	94,609
Unconsolidated Subsidiaries	-	–
Property and Equipment, net	696,148	720,285
Other Assets –		
Deferred Income Taxes	52,929	76,167
Goodwill	372,125	349,712
Mortgage Securitization Residual Interest	108,102	125,272
Deferred Charges and Other, net	238,609	256,976
	$11,610,536	$8,985,455
Liabilities and Stockholders' Equity		
Accounts Payable and Accrued Liabilities	$ 1,677,764	$1,438,613
Debt –		
Centex	2,105,880	1,791,752
Financial Services	4,998,819	3,485,027
Payables to Affiliates	-	–
Minority Stockholders' Interest	170,227	153,290
Stockholders' Equity –		
Preferred Stock, Authorized 5,000,000 Shares, None Issued	-	–
Common Stock, $.25 Par Value; Authorized 100,000,000 Shares; Outstanding 60,836,091 and 61,171,149 Shares, Respectively	15,483	15,348
Capital in Excess of Par Value	98,711	72,446
Unamortized Value of Restricted Stock	(2,398)	(2,408)
Retained Earnings	2,597,078	2,050,902
Treasury Stock, at cost; 1,096,844 and 221,854 Shares, Respectively	(45,037)	(6,559)
Accumulated Other Comprehensive Loss	(5,991)	(12,956)
Total Stockholders' Equity	2,657,846	2,116,773
	$11,610,536	$8,985,455

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS WITH CONSOLIDATING DETAILS

March 31,		March 31,	
Centex*		Financial Services	
2003	2002	2003	2002
$ 456,971	$ 192,591	$ 15,082	$ 27,125
8,349	4,760	163,972	101,510
-	–	4,642,826	3,279,450
-	–	303,328	241,793
251,024	221,705	-	–
214,007	197,613	198,304	147,698
3,315,947	2,513,168	-	–
106,057	85,997	-	–
58,254	54,220	-	–
16,679	22,186	8,446	3,440
281,100	269,178	-	–
102,277	94,609	-	–
405,407	498,117	-	–
654,052	672,165	42,096	48,120
(36,534)	(3,456)	89,463	79,623
355,070	332,897	17,055	16,815
-	–	108,102	125,272
156,969	179,810	81,640	77,166
$6,345,629	$5,335,560	$5,670,314	$4,148,012
$1,413,412	$1,275,720	$ 264,352	$ 162,893
2,105,880	1,791,752	-	–
-	–	4,998,819	3,485,027
-	–	25,736	187,764
168,491	151,315	1,736	1,975
-	–	-	–
15,483	15,348	1	1
98,711	72,446	200,467	202,671
(2,398)	(2,408)	-	–
2,597,078	2,050,902	198,145	116,748
(45,037)	(6,559)	-	–
(5,991)	(12,956)	(18,942)	(9,067)
2,657,846	2,116,773	379,671	310,353
$6,345,629	$5,335,560	$5,670,314	$4,148,012

In the supplemental data presented above, "Centex" represents the consolidation of all subsidiaries other than those included in Financial Services as described in Note (A), "Significant Accounting Policies." Transactions between Centex and Financial Services have been eliminated from the Centex Corporation and Subsidiaries balance sheets.

STATEMENTS OF CONSOLIDATED CASH FLOWS WITH CONSOLIDATING DETAILS

For the Years Ended March 31,

	Centex Corporation and Subsidiaries		
(Dollars in thousands)	*2003*	*2002*	*2001*
Cash Flows – Operating Activities			
Net Earnings	$ 555,919	$ 382,226	$ 281,977
Adjustments			
Depreciation, Depletion and Amortization	113,213	90,659	40,509
Provision for Losses on Residential Mortgage Loans Held for Investment	34,859	17,415	4,453
Deferred Income Taxes Provision (Benefit)	23,687	(16,307)	8,019
Equity in Earnings of Centex Development Company, L.P. and Joint Ventures	(42,672)	(29,918)	(4,958)
Equity in Earnings of Unconsolidated Subsidiaries	-	–	–
Asset Impairments	11,487	–	–
Minority Interest, net of Taxes	20,201	13,818	20,881
Changes in Assets and Liabilities, Excluding Effect of Acquisitions			
(Increase) Decrease in Restricted Cash	(66,051)	(44,618)	(53,718)
(Increase) Decrease in Receivables	(90,071)	39,561	(61,116)
(Increase) Decrease in Residential Mortgage Loans Held for Sale	(61,535)	40,197	184,782
Increase in Housing Projects and Land Held for Development and Sale Inventories	(734,666)	(484,157)	(159,858)
(Increase) Decrease in Construction Products and Other Inventories	(2,164)	(23,213)	(978)
Increase in Accounts Payable and Accrued Liabilities	210,162	138,577	110,149
Decrease (Increase) in Other Assets, net	19,867	(52,202)	(151,490)
(Decrease) Increase in Payables to Affiliates	-	–	–
Other	2,255	(4,152)	(4,109)
	(5,509)	67,886	214,543
Cash Flows – Investing Activities			
Increase in Residential Mortgage Loans Held for Investment	(1,398,235)	(1,499,601)	(1,776,284)
Decrease (Increase) in Investment and Advances to Centex Development Company, L.P. and Joint Ventures	52,792	(37,327)	(153,846)
Decrease (Increase) in Investment and Advances to Unconsolidated Subsidiaries	-	–	–
Acquisitions, net of Cash Acquired			
Construction Products Operations	-	–	(342,200)
Home Building Operations	(137,733)	–	(100,097)
Other	-	(39,411)	–
Purchases of Property and Equipment, net	(62,701)	(60,380)	(52,442)
	(1,545,877)	(1,636,719)	(2,424,869)
Cash Flows – Financing Activities			
Increase (Decrease) in Short-Term Debt, net	534,231	(213,308)	(83,205)
Centex			
Issuance of Long-Term Debt	605,992	1,007,699	943,491
Repayment of Long-Term Debt	(298,491)	(699,570)	(329,658)
Financial Services			
Issuance of Long-Term Debt	1,999,374	2,053,238	1,652,500
Repayment of Long-Term Debt	(1,013,186)	(458,704)	(76,632)
Retirement of Common Stock	-	–	(784)
Proceeds from Stock Option Exercises	24,024	57,725	35,985
Purchase of Treasury Stock	(38,478)	(6,559)	–
Dividends Paid	(9,743)	(9,724)	(9,472)
	1,803,723	1,730,797	2,132,225
Net Increase (Decrease) in Cash and Cash Equivalents	252,337	161,964	(78,101)
Cash and Cash Equivalents at Beginning of Year	219,716	57,752	135,853
Cash and Cash Equivalents at End of Year	$ 472,053	$ 219,716	$ 57,752

See Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS WITH CONSOLIDATING DETAILS

For Years Ended March 31,				*For Years Ended March 31,*	
*Centex**			*Financial Services*		
2003	*2002*	*2001*	*2003*	*2002*	*2001*
$ 555,919	$ 382,226	$ 281,977	**$ 152,970**	$ 80,512	$ 11,865
96,214	74,816	25,220	**16,999**	15,843	15,289
-	–	–	**34,859**	17,415	4,453
23,687	(16,307)	8,019	**(2,430)**	(41,293)	(3,858)
(42,672)	(29,918)	(4,958)	**-**	–	–
(152,970)	(80,512)	(11,865)	**-**	–	–
11,487	–	–	**-**	–	–
20,201	13,818	20,881	**-**	–	–
(3,589)	682	(1,732)	**(62,462)**	(45,300)	(51,986)
(39,465)	67,482	(6,434)	**(50,606)**	(27,921)	(54,114)
-	–	–	**(61,535)**	40,197	184,782
(734,666)	(484,157)	(159,858)	**-**	–	–
2,842	(2,797)	(659)	**(5,006)**	(20,416)	(319)
108,703	98,412	79,597	**91,584**	30,968	36,319
18,931	(8,861)	(132,719)	**3,397**	139	(31,876)
-	–	–	**(155,879)**	135,692	(3,546)
2,494	(3,994)	(4,420)	**(239)**	(158)	311
(132,884)	10,890	93,049	**(38,348)**	185,678	107,320
-	–	–	**(1,398,235)**	(1,499,601)	(1,776,284)
52,761	(37,327)	(153,846)	**-**	–	–
239,531	(102,762)	(35,826)	**-**	–	–
-	–	(342,200)	**-**	–	–
(137,733)	–	(100,097)	**-**	–	–
-	(38,904)	–	**-**	(507)	–
(47,226)	(53,494)	(27,448)	**(15,475)**	(6,886)	(24,994)
107,333	(232,487)	(659,417)	**(1,413,710)**	(1,506,994)	(1,801,278)
6,627	18,630	(146,908)	**527,604**	(231,938)	63,703
605,992	1,007,699	943,491	**-**	–	–
(298,491)	(699,570)	(329,658)	**-**	–	–
-	–	–	**1,999,374**	2,053,238	1,652,500
-	–	–	**(1,013,186)**	(458,704)	(76,632)
-	–	(784)	**-**	–	–
24,024	57,725	35,985	**1,223**	2,080	50,000
(38,478)	(6,559)	–	**-**	–	–
(9,743)	(9,724)	(9,472)	**(75,000)**	(28,000)	–
289,931	368,201	492,654	**1,440,015**	1,336,676	1,689,571
264,380	146,604	(73,714)	**(12,043)**	15,360	(4,387)
192,591	45,987	119,701	**27,125**	11,765	16,152
$ 456,971	$ 192,591	$ 45,987	**$ 15,082**	$ 27,125	$ 11,765

** In the supplemental data presented above, "Centex" represents the consolidation of all subsidiaries other than those included in Financial Services as described in Note (A), "Significant Accounting Policies." Transactions between Centex and Financial Services have been eliminated from the Centex Corporation and Subsidiaries statements of cash flows.*

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

(In thousands)	*Common Stock*		*Capital in Excess of Par Value*	*Unamortized Value of Restricted Stock*
	Shares	*Amount*		
Balance, March 31, 2000	58,806	$ 14,702	$ –	$ –
Exercise of Stock Options, Including Tax Benefit	1,158	289	26,554	–
Retirement of Shares	(35)	(9)	(775)	–
Cash Dividends	–	–	–	–
Net Earnings	–	–	–	–
Unrealized Gain on Investments	–	–	–	–
Foreign Currency Translation Adjustments	–	–	–	–
Comprehensive Income				
Balance, March 31, 2001	59,929	14,982	25,779	–
Issuance of Restricted Stock	78	19	3,133	(3,152)
Amortization of Restricted Stock	–	–	–	744
Exercise of Stock Options, Including Tax Benefit	1,386	347	43,534	–
Cash Dividends	–	–	–	–
Purchases of Common Stock for Treasury	(222)	–	–	–
Net Earnings	–	–	–	–
Unrealized Loss on Hedging Instruments	–	–	–	–
Foreign Currency Translation Adjustments	–	–	–	–
Unrealized Gain on Investments	–	–	–	–
Comprehensive Income				
Balance, March 31, 2002	61,171	15,348	72,446	(2,408)
Issuance of Restricted Stock	20	5	995	(1,000)
Amortization of Restricted Stock	-	-	-	1,010
Exercise of Stock Options, Including Tax Benefit	520	130	19,751	-
Cash Dividends	-	-	-	-
Purchases of Common Stock for Treasury	(875)	-	-	-
Other	-	-	5,519	-
Net Earnings	-	-	-	-
Unrealized Loss on Hedging Instruments	-	-	-	-
Foreign Currency Translation Adjustments	-	-	-	-
Other Comprehensive Income Items	-	-	-	-
Comprehensive Income				
Balance, March 31, 2003	60,836	$15,483	$98,711	$(2,398)

See Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

Retained Earnings	Treasury Stock at Cost	Accumulated Other Comprehensive Income (Loss)	Total
$ 1,405,895	$ –	$ (1,248)	$ 1,419,349
–	–	–	26,843
–	–	–	(784)
(9,472)	–	–	(9,472)
281,977	–	–	281,977
–	–	1,152	1,152
–	–	(5,001)	(5,001)
			278,128
1,678,400	–	(5,097)	1,714,064
–	–	–	–
–	–	–	744
–	–	–	43,881
(9,724)	–	–	(9,724)
–	(6,559)	–	(6,559)
382,226	–	–	382,226
–	–	(11,033)	(11,033)
–	–	2,622	2,622
–	–	552	552
			374,367
2,050,902	(6,559)	(12,956)	2,116,773
-	**-**	**-**	**-**
-	**-**	**-**	**1,010**
-	**-**	**-**	**19,881**
(9,743)	**-**	**-**	**(9,743)**
-	**(38,478)**	**-**	**(38,478)**
-	**-**	**-**	**5,519**
555,919	**-**	**-**	**555,919**
-	**-**	**(10,849)**	**(10,849)**
-	**-**	**19,330**	**19,330**
-	**-**	**(1,516)**	**(1,516)**
			562,884
$2,597,078	**$(45,037)**	**$ (5,991)**	**$2,657,846**

(Dollars in thousands, except per share data)

(A) Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Centex Corporation and subsidiaries (the "Company") after the elimination of all significant intercompany balances and transactions.

Balance sheet and cash flows data is presented in the following categories:

- ⇨ **Centex Corporation and Subsidiaries.** This represents the consolidation of Centex, Financial Services and all of their consolidated subsidiaries. The effects of transactions among related companies within the consolidated group have been eliminated.
- ⇨ **Centex.** This information is presented as supplemental information and represents the consolidation of all subsidiaries other than those included in Financial Services, which are presented on an equity basis of accounting.
- ⇨ **Financial Services.** This information is presented as supplemental information and represents Centex Financial Services and its subsidiaries.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Revenues from Home Building projects and Investment Real Estate are recognized when homes and properties are sold and title passes.

Revenues from the sale of mortgage loans, mortgage servicing rights and loan origination fees are recognized when the related loan is sold to a third-party purchaser.

Interest revenues on residential mortgage loans receivable are recognized as revenue using the interest (actuarial) method. Revenue accruals are suspended, except for revenue accruals related to insured mortgage loans, when the residential mortgage loan becomes contractually delinquent for 90 days or more. The accrual is resumed when the residential mortgage loan becomes less than 90 days contractually delinquent. At March 31, 2003 and 2002, residential mortgage loans, on which revenue was not being accrued, were approximately $167.1 million and $83.5 million, respectively.

Revenue from the sale of cement, wallboard, paperboard and concrete and aggregates is recognized when goods are shipped.

Long-term construction contract revenues are recognized on the percentage-of-completion method based on the costs incurred relative to total estimated costs. Full provision is made for any anticipated losses. Billings for long-term construction contracts are rendered monthly, including the amount of retainage withheld by the customer until contract completion. As a general contractor, the Company withholds similar retainages from each subcontractor. Retainages of $87.5 million and $72.9 million included in construction contracts receivable and $99.9 million and $76.1 million included in accounts payable at March 31, 2003 and 2002, respectively, are generally receivable and payable within one year.

Claims related to long-term construction contracts are recognized as revenue only after management has determined that the collection is probable and the amount can be reliably estimated. Claims of $0, $1.8 million and $0 are included in revenues for the fiscal years ended March 31, 2003, 2002 and 2001 ("fiscal 2003," "fiscal 2002" and "fiscal 2001"), respectively.

Revenue for manufactured homes is recognized at the time of shipment, which is when title passes, for the manufacturing company and when homes are sold and shipped and title passes for home sales by the retail operations. For the Company's home services operations, revenue is recognized at the time the services are rendered.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings Per Share

Basic earnings per share are computed based on the weighted-average number of shares of common stock, par value $.25 per share ("Common Stock"), outstanding. Diluted earnings per share are computed based upon the basic weighted-average number of shares plus the dilution of the stock options and a convertible debenture.

The computation of diluted earnings per share excludes anti-dilutive options to purchase 852,000 shares of Common Stock at an average price of $50.43 for the year ended March 31, 2003. The computation of diluted earnings per share excludes anti-dilutive options to purchase 1,700 shares of Common Stock at an average price of $46.07 for the year ended March 31, 2002. The computation of diluted earnings per share excludes anti-dilutive options to purchase 3,312,000 shares of Common Stock at an average price of $35.24 for the year ended March 31, 2001. Anti-dilutive options at March 31, 2003, have expiration dates ranging from July 2008 to December 2009.

Cash and Cash Equivalents

Cash equivalents represent highly liquid investments with an original maturity of three months or less.

Restricted Cash

Restricted cash primarily represents cash in principal and interest accounts pending remittance into the securitization trusts related to securitizations by Centex Home Equity Company, L.L.C. ("Home Equity").

Residential Mortgage Loans

Residential mortgage loans held for investment represent mortgage loans originated by Home Equity, which are securitized and recorded as secured borrowings in the financial statements using the portfolio method. These mortgage loans are stated at cost less an allowance for losses. Residential mortgage loans held for sale represent mortgage loans originated by CTX Mortgage Company, L.L.C. ("CTX Mortgage"), which will be sold to third parties and recorded as sales. These mortgage loans are stated at the lower of cost or market. Market is determined by forward sale commitments, current investor yield requirements and current market conditions. Substantially all of the mortgage loans are delivered to third-party purchasers and/or subjected to securitization within three months after origination. These loans are subject to hedge instruments during the time they are held in inventory. Substantially all of the mortgage loans are pledged as collateral for secured financings.

Home Equity establishes an allowance for losses by charging the provision for losses in the statement of consolidated earnings when it believes the event causing the loss has occurred. When Home Equity determines that a residential mortgage loan held for investment is partially or fully uncollectible, the estimated loss is charged against the allowance for losses. Recoveries on losses previously charged to the allowance are credited to the allowance at the time the recovery is collected.

Home Equity believes that the allowance for losses is sufficient to provide for credit losses in the existing residential mortgage loans held for investment, which include real estate owned. Home Equity evaluates the allowance on an aggregate basis considering, among other things, the relationship of the allowance to residential mortgage loans held for investment and historical credit losses. The allowance reflects Home Equity's judgment of the present loss exposure at the end of the reporting period. A range of expected credit losses is estimated using historical losses, static pool loss curves and delinquency modeling. These tools take into consideration historical information regarding delinquency and loss severity experience and apply that information to the portfolio at each reporting date.

CTX Mortgage has established a liability for anticipated losses associated with loans originated and sold to HSF-I or other unaffiliated third parties. This liability includes losses associated with certain borrower payment defaults, credit quality issues or misrepresentation.

CTX Mortgage estimates the losses that may be incurred for certain loan originations based on, among other factors, historical loss rates and current trends in loan originations. This liability reflects management's judgment of the loss exposure at the end of the reporting period.

Although Home Equity and CTX Mortgage consider the allowance for losses on residential mortgage loans held for investment and the loan origination reserve reflected in the consolidated balance sheet at March 31, 2003 to be adequate, there can be no assurance that this allowance or reserve will prove to be adequate over time to cover ultimate losses. This allowance and reserve may prove to be inadequate due to unanticipated adverse changes in the economy or discrete events adversely affecting specific customers or industries.

Trade Accounts and Notes Receivable

Trade accounts receivable primarily consist of accrued interest, amounts related to securitizations, sale of servicing rights, closed unfunded home sales receivables and trade sales related to the Company's Financial Services, Home Building and Construction Products segments and are net of an allowance for doubtful accounts. Notes receivable at March 31, 2003 are collectible primarily over four years with $18.4 million being due within one year. The weighted-average interest rate on notes receivable at March 31, 2003 was 4.5%.

Inventory, Capitalization and Segment Expenses

Housing projects and land held for development and sale are stated at the lower of cost (including direct construction costs, capitalized interest and real estate taxes) or fair value less cost to sell. The capitalized costs, other than interest, are included in the Home Building and Investment Real Estate costs and expenses in the Statement of Consolidated Earnings when related revenues are recognized. Interest costs relieved from inventories are included as interest expense.

Construction Products inventories are stated at the lower of average cost (including applicable material, labor and plant overhead) or market.

General operating expenses associated with each segment of business are expensed when incurred and are included in the appropriate business segment.

Investments

The Company maintains an investment in Centex Development Company, L.P. and subsidiaries (the "Partnership"). The investment is not consolidated and is accounted for on the equity method of accounting. See Note (G), "Centex Development Company, L.P.," for additional information regarding the Partnership.

The Company is a participant in certain joint ventures with interests ranging from 20% to 50%. The investments in these joint ventures are carried on the equity method in the consolidated financial statements, except for Construction Products' 50% joint venture interests in its cement operations in Illinois and Texas. Construction Products has proportionately consolidated its pro rata interest in the revenues, expenses, assets and liabilities of those extractive industry ventures.

The earnings or losses of the Company's investment in the Partnership and joint ventures are included in the appropriate business segment.

Property and Equipment, net

Property and equipment is carried at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Depreciable lives for Buildings and Improvements typically range from 7 to 40 years; depreciable lives for Machinery, Equipment and Other typically range from 2 to 10 years and depreciable lives for Plants typically range from 20 to 30 years. Major renewals and improvements are capitalized and depreciated. Repairs and maintenance are expensed as incurred. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts and any resulting gains or losses are recognized at such time.

Impairment of Long-Lived Assets

The Company assesses housing projects, land held for development and sale and property and equipment for recoverability in accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows

expected to be generated by the asset. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses and other factors. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

In fiscal 2003 the Company recorded impairments of $11.5 million, comprised of $4.9 million related to Manufactured Homes and $2.4 million related to Construction Services, both for the impairment of property and equipment, $2.2 million related to the write-down of inventory to market by Manufactured Homes and $2.0 million related to the impairment of property held by Investment Real Estate.

Goodwill

Goodwill represents the excess of purchase price over net assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), effective April 1, 2001. Upon the adoption of SFAS No. 142, goodwill is no longer subject to amortization. Rather, goodwill is subject to at least an annual assessment for impairment, at the reporting unit level, by applying a fair value-based test. If the carrying amount exceeds the fair value, an impairment would occur. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining balance of goodwill may not be recoverable. Fair value is estimated using a discounted cash flow or market valuation approach. Such evaluations for impairment are significantly impacted by estimates of future revenues, costs and expenses and other factors. If the goodwill is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the goodwill exceeds the fair value of the future cash flows. The Company had no impairment of goodwill in fiscal 2003. See further discussion of goodwill at Note (E), "Goodwill."

Negative goodwill arose in conjunction with the combination of Centex Real Estate Corporation with Vista Properties, Inc. ("Vista") in the fiscal year ended March 31, 1997. The book value of the Vista portfolio of properties was reduced after recording certain deferred tax benefits related to the combination. Negative goodwill was accreted to earnings as a reduction of costs and expenses over the estimated period during which Vista's tax benefits were realized and the land was developed and/or sold. During fiscal 2001, negative goodwill was fully accreted.

Mortgage Securitization Residual Interest

Home Equity uses mortgage securitizations to finance its mortgage loan portfolio. Securitizations entered into prior to March 31, 2000 were accounted for as sales, and the resulting gains on such sales were reported in operating results during the period in which the securitizations closed. Home Equity changed the legal and economic structure of securitizations subsequent to March 31, 2000, causing securitizations after that date to be accounted for as secured borrowings.

For securitizations accounted for as sales, Home Equity retained a residual interest (the "Mortgage Securitization Residual Interest" or "MSRI"). The MSRI represents the present value of Home Equity's right to receive, over the life of the securitization, the excess of the weighted-average coupon on the loans securitized over the interest rates on the securities sold, a normal servicing fee, a trustee fee and an insurance fee, where applicable, net of the credit losses relating to the loans securitized.

Changes in Home Equity's MSRI were as follows:

	For the Years Ended March 31,		
	2003	*2002*	*2001*
Beginning Balance	**$122,316**	$146,394	$160,999
Cash Received	**(17,193)**	(32,281)	(24,937)
Accretion and Other	**1,250**	8,203	10,332
Ending Balance	**$106,373**	$122,316	$146,394

The Company classifies MSRI as trading securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and accordingly, carries MSRI at fair value on the Company's balance sheet.

Home Equity estimates the fair value of MSRI through the application of discounted cash flow analysis. Such analysis requires the use of various assumptions, the most significant of which are anticipated prepayments (principal reductions in excess of contractually scheduled reductions), estimated future credit losses and the discount rate applied to future cash flows. Home Equity monitors the fair value of MSRI and the reasonableness of the underlying assumptions in light of current market conditions.

At March 31, 2003, Home Equity used the following assumptions in monitoring the fair value of the MSRI: cumulative credit losses of 3.98% to 5.24%; Constant Prepayment Rate ("CPR") for fixed rate loans of 22% to 25% per annum (life to date); a CPR of 25% to 30% per annum (life to date) for variable rate loans; and a discount rate of 15% simple interest. At March 31, 2003, the expected weighted-average life of Home Equity's MSRI balance was 2.8 years, with individual transactions ranging from 1.4 years to 3.3 years.

Home Equity had MSRI of $106.4 million and $122.3 million at March 31, 2003 and 2002, respectively. The outstanding principal amount of the related securitized loans was $785.8 million and $1.09 billion at March 31, 2003 and 2002, respectively. Delinquencies related to MSRI were $51.0 million and $61.2 million at March 31, 2003 and 2002, respectively. Net credit losses for fiscal 2003, 2002 and 2001 were $22.4 million, $17.3 million and $13.2 million, respectively.

At March 31, 2003, the sensitivity of the current fair value of the MSRI to an immediate 10 percent and 20 percent unfavorable change in assumptions is presented in the table below. These sensitivities are based on assumptions used to value our MSRI at March 31, 2003.

	Impact on fair value of an adverse change	
Assumption	*10%*	*20%*
Credit Losses	$2,404	$4,812
Constant Prepayment Rate	$3,342	$6,298
Discount Rate	$4,034	$7,873

These sensitivities are hypothetical and should not be considered to be predictive of future performance. As the figures indicate, the change in fair value based on a 10 percent variation in assumptions cannot necessarily be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the residual cash flow is calculated independently from any change in another assumption. In reality, changes in one factor may contribute to changes in another (for example, increases in market interest rates may result in lower prepayments), which might magnify or counteract the sensitivities. Furthermore, the estimated fair values as disclosed should not be considered indicative of future earnings on these assets.

In addition to Home Equity's MSRI, CTX Mortgage also had MSRI of $1.7 million and $3.0 million at March 31, 2003 and 2002, respectively. CTX Mortgage's MSRI resulted from an acquisition in fiscal 2002.

Deferred Charges and Other

Deferred charges and other are primarily composed of deferred home security system installation costs, loan fees, deposits, investments, prepaid expenses, securitization costs and other financing costs.

Advertising Costs

Advertising costs are expensed as incurred. The advertising costs for fiscal 2003, 2002 and 2001 were $78.6 million, $78.9 million and $67.0 million, respectively.

Off-Balance-Sheet Obligations

The Company enters into various "off-balance-sheet" transactions in the normal course of business in order to reduce financing costs and improve access to liquidity, facilitate homebuilding activities and manage exposure to changing interest rates. Further discussion regarding these transactions can be found in Note (F), "Indebtedness," and (M), "Derivatives and Hedging."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Insurance Accruals

The Company has certain deductible limits under its workers' compensation, automobile and general liability insurance policies for which reserves are actuarially determined based on claims filed and an estimate of claims incurred but not yet reported. Projection of losses concerning these liabilities is subject to a high degree of variability due to factors such as claim settlement patterns, litigation trends and legal interpretations. Expenses associated with insurance claims up to our deductible limits were $21.0 million, $24.8 million and $11.4 million for fiscal 2003, 2002 and 2001, respectively.

Stock-Based Employee Compensation Arrangements

The Company has historically accounted for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations, as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). On April 1, 2003, the Company will adopt the fair value measurement provisions of SFAS No. 123 under which the Company will recognize compensation expense of a stock option award to an employee over the vesting period based on the fair value of the award on the grant date. In accordance with SFAS No. 123, the fair value method will be applied only to awards granted or modified after April 1, 2003 (the prospective method), whereas awards granted prior to such date will continue to be accounted for under APB No. 25.

The following pro forma information reflects the Company's net earnings and earnings per share had compensation cost for stock option plans been determined based upon the fair value at the date of grant for awards in fiscal 2003, 2002 and 2001 consistent with the provisions of SFAS No. 123.

	For the Years Ended March 31,		
	2003	2002	2001
Net Income – as Reported	$555,919	$382,226	$281,977
Stock-Based Employee Compensation Expense Included in Reported Net Income, net of Related Tax Effects	4,244	484	–
Total Stock-Based Employee Compensation Expense Determined Under Fair Value Based Method, net of Related Tax Effects	(24,512)	(24,957)	(24,473)
Pro Forma Net Income	$535,651	$357,753	$257,504
Earnings Per Share:			
Basic – as Reported	$ 9.15	$ 6.31	$ 4.77
Basic – Pro Forma	$ 8.81	$ 5.91	$ 4.36
Diluted – as Reported	$ 8.83	$ 6.11	$ 4.65
Diluted – Pro Forma	$ 8.49	$ 5.72	$ 4.24

Income Taxes

The Company accounts for income taxes on the deferral method whereby deferred tax assets and liabilities are recognized for the consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Interest Expense

Interest expense relating to the Financial Services segment is included in its costs and expenses. Interest expense related to segments other than Financial Services is included as a separate line item on the Statements of Consolidated Earnings.

	For the Years Ended March 31,		
	2003	2002	2001
Total Interest Incurred	$ 328,133	$ 287,628	$197,679
Interest Capitalized	(73,572)	(53,568)	(41,153)
Capitalized Interest Relieved to Expense	49,450	40,851	35,115
Less – Financial Services	(184,451)	(159,145)	(92,572)
Interest Expense, net	$ 119,560	$ 115,766	$ 99,069

Statements of Consolidated Cash Flows – Supplemental Disclosures

The following table provides supplemental disclosures related to the Statements of Consolidated Cash Flows:

	For the Years Ended March 31,		
	2003	2002	2001
Cash Paid for Interest	$318,607	$262,488	$193,088
Net Cash Paid for Taxes	$204,368	$199,366	$172,130

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144. The statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The implementation of SFAS No. 144 on April 1, 2002 did not have a material impact on the Company's results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain guarantees to be recorded at fair value. FIN 45 also requires a guarantor to make certain disclosures about guarantees, including product warranties, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions are applicable only for guarantees issued or modified after December 31, 2002. The implementation of FIN 45 did not have a material impact on the Company's results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which clarifies the accounting for certain entities in which equity investors do not have a controlling financial interest or the entity is unable to finance its activities without additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 are effective for financial statements of interim or annual periods issued after January 31, 2003. FIN 46 applies immediately to variable interest entities created, or in which an enterprise obtains an interest, after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies to interim or annual periods beginning after June 15, 2003. At March 31, 2003, the Company has interests in the Partnership, Harwood Street Funding I, L.L.C. ("HSF-I") and certain joint ventures that may be affected by this interpretation. In accordance with FIN 46, the nature of these entities' operations and the Company's potential maximum exposure related to these entities are discussed in the financial statements of the Partnership, filed in tandem with this Report, and in Note (F), "Indebtedness," Note (G), "Centex Development Company, L.P.," and Note (H), "Commitments and Contingencies."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure" ("SFAS No. 148"), which provides for expanded disclosure concerning stock-based compensation, including disclosures in interim financial statements, and amends SFAS No. 123. SFAS No. 148's transition guidance and provisions for annual disclosures are effective for fiscal years ending after December 15, 2002. As noted above, the Company will adopt the fair value measurement provisions of SFAS No. 123 effective April 1, 2003.

Reclassifications

Certain prior year balances have been reclassified to conform to the fiscal 2003 presentation.

(B) Residential Mortgage Loans Held for Investment

Residential mortgage loans held for investment, including real estate owned, consisted of the following:

	March 31,	
	2003	2002
Residential Mortgage Loans Held for Investment	$4,671,210	$3,293,556
Allowance for Losses on Residential Mortgage Loans Held for Investment	(28,384)	(14,106)
Residential Mortgage Loans Held for Investment, net of Allowance for Losses	$4,642,826	$3,279,450

At March 31, 2003, contractual maturities of residential mortgage loans held for investment were as follows:

2004	$ 50,169
2005	54,233
2006	58,904
2007	63,996
2008 and thereafter	4,443,908
	$4,671,210

It is the Company's experience that a substantial portion of the loan portfolio generally is renewed or repaid prior to contractual maturity dates. The above maturity schedule should not be regarded as a forecast of future cash collections.

(C) Allowance for Losses on Residential Mortgage Loans Held for Investment

Changes in the allowance for losses on residential mortgage loans held for investment were as follows:

	For the Years Ended March 31,		
	2003	2002	2001
Balance at Beginning of Period	$ 14,106	$ 2,814	$ –
Provision for Losses	34,859	17,415	4,453
Recoveries on Loans Charged Off	160	259	11
Losses Sustained	(20,741)	(6,382)	(1,650)
Balance at End of Period	$ 28,384	$14,106	$ 2,814
Allowance as a Percentage of Gross Loans Held for Investment	0.6%	0.4%	0.2%
Allowance as a Percentage of 90+ Days Contractual Delinquency	23.2%	16.9%	10.0%
90+ Days Contractual Delinquency			
Total Dollars Delinquent	$122,479	$83,490	$28,013
% Delinquent	2.6%	2.6%	1.6%

(D) Property and Equipment

Property and equipment cost by major category and accumulated depreciation are summarized below:

	March 31,	
	2003	2002
Land, Buildings and Improvements	$ 146,818	$ 144,515
Machinery, Equipment and Other	268,972	239,064
Plants	693,157	701,514
	1,108,947	1,085,093
Accumulated Depreciation	(412,799)	(364,808)
	$ 696,148	$ 720,285

The Company had depreciation expense related to property and equipment of $73.1 million, $69.4 million and $53.4 million for fiscal 2003, 2002 and 2001, respectively.

(E) Goodwill

A summary of changes in goodwill by segment for the year ended March 31, 2003 is presented below:

	Home Building	Financial Services	Construction Products	Construction Services	Other	Total
Balance as of March 31, 2002	$ 84,151	$ 16,815	$ 41,088	$ 1,007	$ 206,651	$ 349,712
Goodwill Acquired	38,860	240	–	–	3,466	42,566
Sale of Chemical Lawn Care Operations	–	–	–	–	(17,393)	(17,393)
Other	–	–	(798)	–	(1,962)	(2,760)
Balance as of March 31, 2003	**$123,011**	**$17,055**	**$40,290**	**$1,007**	**$190,762**	**$372,125**

Goodwill for the Other segment at March 31, 2003 includes $67.7 million related to the Company's manufactured housing operations, $71.5 million related to the Company's home services operations and $51.6 million related to the Company's investment in Construction Products.

The Company made several acquisitions during fiscal 2003 that resulted in an increase to goodwill. The largest fiscal 2003 acquisition was Centex Homes' acquisition of substantially all of the St. Louis and Indianapolis home building operations of The Jones Company on January 2, 2003 for a total purchase price of $141.3 million. Operations of The Jones Company are included in our results of operations for the three months ended March 31, 2003, contributing revenues of $47.7 million and an operating loss of $0.4 million. However, Centex pro forma financial information is not presented as the pro forma impact of the fiscal 2003 acquisitions on the results of operations was not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company adopted SFAS No. 142 effective April 1, 2001. SFAS No. 142 eliminated the amortization of goodwill. Net income and basic and diluted earnings per share excluding goodwill amortization for the year ended March 31, 2001 are as follows:

	For the Year Ended March 31,
	2001
Reported Net Earnings	$281,977
Goodwill Amortization	26,799
Negative Goodwill Accretion	(50,837)
Adjusted Net Earnings	$257,939

	Basic Earnings Per Share	*Diluted Earnings Per Share*
Reported Net Earnings	$ 4.77	$ 4.65
Net Goodwill Accretion	(0.41)	(0.40)
Adjusted Net Earnings	$ 4.36	$ 4.25

(F) Indebtedness

Short-term Debt

Balances of short-term debt at March 31 were:

	March 31,			
	2003		*2002*	
	Centex	*Financial Services*	*Centex*	*Financial Services*
Financial Institutions	**$25,257***	**$283,146**	$18,630*	$212,042
Commercial Paper	**-**	**-**	–	–
Secured Liquidity Notes	**-**	**559,083****	–	102,583**
	$25,257	**$842,229**	$18,630	$314,625
Consolidated Short-term Debt	**$867,486**		$333,255	

**Debt relates entirely to Construction Products.*

***Debt relates entirely to Harwood Street Funding II, L.L.C.*

The Company borrows on a short-term basis from banks under uncommitted lines that bear interest at prevailing market rates. The weighted-average interest rates of balances outstanding at March 31, 2003 and 2002 were 1.6% and 2.4%, respectively.

Long-term Debt

Balances of long-term debt and weighted-average interest rates at March 31 were:

	March 31,			
	2003		2002	
Centex				
Medium-Term Note Programs, due through 2007	$ 281,000	4.79%	$ 418,000	4.47%
Long-Term Notes, due through 2012	1,508,116	7.05%	962,892	8.11%
Other Indebtedness, due through 2010	91,919	2.81%	192,753	3.98%
Subordinated Debt:				
Subordinated Debentures, due in 2006	99,894	7.38%	99,845	7.38%
Subordinated Debentures, due in 2007	99,694	8.75%	99,632	8.75%
	2,080,623		1,773,122	
Financial Services				
Home Equity Loans Asset-Backed Certificates, due through 2033	4,081,590	4.52%	3,120,402	5.51%
Harwood Street Funding II, L.L.C. Variable Rate Subordinated Notes, due through 2008	75,000	3.38%	50,000	5.53%
	4,156,590		3,170,402	
Total	$6,237,213		$4,943,524	

The weighted-average interest rates for Centex long-term debt during the years ended March 31, 2003, 2002 and 2001 were the following, respectively. Medium-term note programs' weighted-average interest rates were 5.31%, 6.56% and 7.27%. Long-term notes' weighted-average interest rates were 7.72%, 8.48% and 9.43%. Other indebtedness' weighted-average interest rates were 3.15%, 5.19% and 7.41%. Subordinated debentures' weighted-average interest rates were 8.09%, 8.07% and 8.06%

The weighted-average interest rates for Financial Services long-term debt during the years ended March 31, 2003, 2002 and 2001 were 4.50%, 5.49% and 6.76%, respectively.

Maturities of Centex and Financial Services long-term debt during the next five years ending March 31 are:

	Centex	Financial Services	Total
2004	$ 27,571	$1,085,397	$1,112,968
2005	32,444	877,255	909,699
2006	395,124	666,675	1,061,799
2007	290,414	632,240	922,654
2008	359,341	771,340	1,130,681
Thereafter	975,729	123,683	1,099,412
	$2,080,623	$4,156,590	$6,237,213

Financial Services debt related to securitized residential mortgage loans structured as collateralized borrowings (Home Equity Loans Asset-Backed Certificates) was $4.08 billion at March 31, 2003 and has no recourse to Home Equity or Centex Corporation. The principal and interest on these notes are paid using the cash flow from the underlying residential mortgage loans, which serve as collateral for the debt. Accordingly, the timing of the principal payments on these notes is dependent upon the payment received on the underlying residential mortgage loans. The expected maturities of this component of long-term debt are based on contractual maturities adjusted for projected repayments and prepayments of principal. As is common in these structures, Home Equity remains liable for customary loan representations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Included in other long-term debt is a $2.1 million convertible subordinated debenture sold at par in 1985 to a corporate officer. The indebtedness, which matures in 2010, bears interest at LIBOR plus 1.5% and is convertible into 400,000 shares of the Company's common stock. In connection with this transaction, the Company has guaranteed the payment of a $2.1 million note payable to a bank by the officer. For further discussion of this debenture, see Note (P), "Subsequent Events."

Under the Company's debt covenants, the Company is required to maintain certain leverage and interest coverage ratios and a minimum tangible net worth. At March 31, 2003, the Company was in compliance with all of these covenants.

Credit Facilities

The Company's existing credit facilities and available capacity as of March 31, 2003 are summarized below:

	Existing Credit Facilities	*Available Capacity*
Centex		
Centex Corporation		
Multi-Bank Revolving Credit Facility	$ 700,000	$ 700,000[1]
Uncommitted Bank Lines	60,000	60,000
Construction Products		
Senior Revolving Credit Facility	155,000	91,200[2]
Annually Renewable Commercial Paper Conduit	50,000	24,743[2]
	965,000	875,943
Financial Services		
Unsecured Credit Facilities	125,000	53,500[3]
Secured Credit Facilities	415,000	202,806[4]
Harwood Street Funding II, L.L.C. Facility	1,500,000	865,917
	2,040,000	1,122,223
	$3,005,000	$1,998,166[5]

(1) This is a committed, multi-bank revolving credit facility, maturing in August 2005, which serves as backup for commercial paper borrowings. As of March 31, 2003, there were no borrowings under this backup facility, and the Company's $600 million commercial paper program had no issuance outstanding. There have been no borrowings under this facility since its inception.

(2) These committed facilities were entered into by Construction Products and have no recourse to Centex Corporation. The Senior Revolving Credit Facility matures in March 2006 and the Annually Renewable Commercial Paper Conduit matures in June 2004.

(3) Centex Corporation, CTX Mortgage and Home Equity, on a joint and several basis, share in a $125 million uncommitted, unsecured credit facility.

(4) CTX Mortgage and Home Equity share in a $250 million committed secured credit facility to finance mortgage inventory. CTX Mortgage also maintains $155 million of committed secured mortgage warehouse facilities to finance mortgages not sold to HSF-I. Home Equity also maintains a $10 million committed secured mortgage warehouse facility to finance mortgages.

(5) The amount of available capacity consists of $1.88 billion of committed borrowings and $113.5 million of uncommitted borrowings as of March 31, 2003. Although the Company believes that the uncommitted capacity is currently available, there can be no assurance that the lenders under the applicable facilities would elect to make advances to the Company or its subsidiaries if and when requested to do so.

Home Equity finances its inventory of mortgage loans held for investment through Harwood Street Funding II, L.L.C. ("HSF-II"), a wholly-owned, consolidated entity, under a revolving sales agreement that expires upon final payment of the senior and subordinated debt issued by HSF-II. This arrangement, where HSF-II has committed to finance all eligible loans, gives Home Equity daily access to HSF-II's capacity of $1.50 billion. HSF-II obtains funds through the sale of subordinated notes that are rated BBB by Standard & Poor's ("S&P"), Baa2 by Moody's Investors Service ("Moody's") and BBB by Fitch Ratings ("Fitch") and short-term secured liquidity notes that are rated A1+ by S&P's, P1 by Moody's and F1+ by Fitch. Because HSF-II is a consolidated entity, the debt, interest income and interest expense of HSF-II are reflected in the financial statements of Financial Services.

Harwood Street Funding I, L.L.C.

CTX Mortgage finances its inventory of mortgage loans held for sale principally through sales of Jumbo "A" and conforming loans to HSF-I, an unaffiliated entity established in 1999 that is not consolidated with Financial Services or Centex at March 31, 2003, pursuant to a mortgage loan purchase agreement (the "HSF-I Purchase Agreement"). Since 1999, CTX Mortgage has sold substantially all of the Jumbo "A" and conforming mortgage loans that it originates to HSF-I in accordance with the HSF-I Purchase Agreement. When HSF-I acquires these loans, it typically holds them for a period averaging between 45 and 60 days and then resells them into the secondary market. HSF-I obtains the funds needed to purchase eligible mortgage loans from CTX Mortgage by issuing (1) securitized medium-term debt that is currently rated AAA by S&P and Aaa by Moody's, (2) short-term secured liquidity notes that are currently rated A1+ by S&P and P1 by Moody's and (3) subordinated certificates maturing in September 2004 and November 2005, extendable for up to five years, that are rated BBB by S&P and Baa2 by Moody's. This arrangement provides CTX Mortgage with reduced financing cost for eligible mortgage loans it originates and improves its liquidity.

Under the terms of the HSF-I Purchase Agreement, CTX Mortgage may elect to sell to HSF-I, and HSF-I is obligated to purchase from CTX Mortgage, mortgage loans that satisfy certain eligibility criteria and portfolio requirements. At March 31, 2003, the maximum amount of mortgage loans that HSF-I is allowed to carry in its inventory under the HSF-I Purchase Agreement is limited to $2.50 billion.

HSF-I's commitment to purchase eligible mortgage loans continues in effect until the occurrence of certain termination events described in the HSF-I Purchase Agreement. These termination events primarily relate to events of default under, or other failure to comply with, the provisions, including loan portfolio limitations, of the agreements that govern the mortgage loan warehouse program but also include a downgrade in Centex Corporation's credit ratings below BB+ by S&P or Ba1 by Moody's. In the event CTX Mortgage was unable to sell loans to HSF-I, it would draw on existing credit facilities currently held in addition to HSF-I. In addition, it might need to make other customary financing arrangements to fund its mortgage loan origination activities. Although the Company believes that CTX Mortgage could arrange for alternative financing that is common for non-investment grade mortgage companies, there can be no assurance that such financing would be available on satisfactory terms, and any delay in obtaining such financing could adversely affect the results of operations of CTX Mortgage.

In accordance with the HSF-I Purchase Agreement, CTX Mortgage acts as servicer of the loans owned by HSF-I and arranges for the sale of the eligible mortgage loans into the secondary market. In its capacity as servicer, CTX Mortgage must act in the best interest of HSF-I so as to maximize the proceeds of sales of eligible mortgage loans. The performance of obligations of CTX Mortgage, in its capacity as servicer, is guaranteed by Centex. CTX Mortgage received $13.3 million, $9.8 million and $5.0 million in fees for servicing loans owned by HSF-I in fiscal 2003, 2002 and 2001, respectively. These servicer obligations include repurchasing a mortgage loan from HSF-I in the event of a breach of the servicer's representations and warranties, which materially and adversely affects the value of the mortgage loan and is not cured within 60 days.

HSF-I has entered into a swap arrangement with a bank (the "Harwood Swap") under which the bank has agreed to make certain payments to HSF-I, and HSF-I has agreed to make certain payments to the bank, the net effect of which is that the bank has agreed to bear certain interest rate risks, non-credit related market risks and prepayment risks related to the mortgage loans held by HSF-I. The purpose of this arrangement is to provide credit enhancement to HSF-I by permitting it to hedge these risks with a counterparty having a short-term credit rating of A1+ from S&P and P1 from Moody's. Additionally, the Company has entered into a separate swap arrangement with the bank pursuant to which the Company has agreed to pay to the bank all amounts that the bank is required to pay to HSF-I pursuant to the Harwood Swap plus a monthly fee equal to a percentage of the notional amount of the Harwood Swap, and the bank is required to pay to the Company all amounts that the bank receives from HSF-I pursuant to the Harwood Swap. Accordingly, the Company effectively bears all interest rate risks, non-credit related market risks and prepayment risks that are the subject of the Harwood Swap. Financial Services executes the forward sales of CTX Mortgage's loans to hedge the risk of reductions in value of mortgages sold to HSF-I or maintained under secured financing agreements. This offsets most of the Company's risk as the counterparty to the swap supporting the payment requirements of HSF-I. The Company is also required to reimburse the bank for certain expenses, costs and damages that it may incur.

As of March 31, 2003, HSF-I owned $2.27 billion in securitized residential mortgage loans sold to it by CTX Mortgage and had $2.16 billion of outstanding securitized term debt and $0.11 billion of outstanding subordinated certificates. The Company does not guarantee the payment of any debt or subordinated certificates of HSF-I and is not liable for credit losses relating to securitized residential mortgage loans sold to HSF-I. However, the Company retains certain risks related to the portfolio of mortgage loans held by HSF-I. In particular, CTX Mortgage makes representations and warranties to HSF-I to the effect that each mortgage loan sold to HSF-I satisfies the eligibility criteria and portfolio requirements discussed above. CTX Mortgage may be required to repurchase mortgage loans sold to HSF-I if such mortgage loans are determined to be ineligible loans or there occur certain other breaches of representations and warranties of CTX Mortgage, as seller or servicer. CTX Mortgage's obligation to repurchase such loans is guaranteed by Centex Corporation. CTX Mortgage records a liability for its estimated losses for these obligations and such amount is included in its loan origination reserve. CTX Mortgage sold $10.55 billion, $10.20 billion and $6.69 billion of mortgage loans to HSF-I and repurchased $6.9 million, $1.1 million and $0.3 million of delinquent or foreclosed mortgage loans from HSF-I during the years ended March 31, 2003, 2002 and 2001, respectively. CTX Mortgage recognized gains on the sale of mortgage loans of $254.6 million, $188.9 million and $153.6 million for the years ended March 31, 2003, 2002 and 2001, respectively.

In January 2003, the FASB issued FIN 46, which clarifies the accounting for certain entities in which equity investors do not have a controlling financial interest or the entity is unable to finance its activities without additional subordinated financial support from other parties. The Company believes it is probable that its interest in HSF-I will qualify as a variable interest under FIN 46, resulting in the consolidation of HSF-I in its financial statements beginning July 1, 2003. The consolidation of HSF-I will increase the Company's residential mortgage loans held for sale, with a corresponding increase to the Company's financial services debt. The impact on the Company's financial position and results will be dependent upon the amount of residential mortgage loans and debt held by HSF-I upon adoption of FIN 46.

(G) Centex Development Company, L.P.

Centex Development Company, L.P. (the "Partnership") is a master limited partnership formed by the Company in March 1987 to broaden the range of business activities that may be conducted for the benefit of the Company's stockholders to include general real estate development. The Company believed that this expansion would improve stockholder value through longer-term real estate investments, real estate developments and the benefits of the partnership form of business.

The Partnership is authorized to issue three classes of limited partnership interest. The Company indirectly holds 100% of the Partnership's Class A and Class C limited partnership units ("Class A Units" and "Class C Units," respectively), which are collectively convertible into 20% of the Partnership's Class B limited partnership units ("Class B Units"). The Partnership may issue additional Class C Units in connection with the acquisition of real property and other assets. No Class B Units have been issued. However, the stockholders of the Company hold warrants to purchase approximately 80% of the Class B Units. The warrants are held through a nominee arrangement and trade in tandem with the common stock of Centex Corporation.

As holder of the Class A and Class C Units, the Company is entitled to a cumulative preferred return of 9% per annum on the average outstanding balance of its capital contributions to the Partnership, adjusted for cash and other distributions representing return of capital. As of March 31, 2003, these adjusted capital contributions, or Unrecovered Capital, were $241.1 million. Preference payments in arrears totaled $42.0 million after a preference payment of $21.1 million on March 31, 2003.

The Partnership is managed by its general partner, 3333 Development Corporation, a wholly-owned subsidiary of 3333 Holding Corporation ("Holding"). The common stock of Holding is held by the stockholders of the Company through a nominee arrangement and trades in tandem with the common stock of Centex Corporation. The stockholders of the Company elect the four-person board of directors of Holding, three of whom are independent outside directors who are not directors, affiliates or employees of the Company. Thus, through Holding, the stockholders of the Company control the general partner of the Partnership. The general partner, through its independent board and the independent board of Holding, including its non-executive Chairman, oversees the Partnership's activities, including the acquisition, development, maintenance, operation and sale of properties. Consent of the limited partners for the activities of the Partnership is not required, and the limited partners cannot remove the general partner. As a result, at March 31, 2003, the Company accounts for its limited partnership interest in the Partnership using the equity method of accounting for investments. The Company's accounting for its investment in the Partnership may be impacted by FIN 46. Management is in the process of evaluating the applicability of FIN 46 and the related accounting for this investment.

Supplementary condensed combined financial statements for Centex Corporation and subsidiaries, Holding and subsidiary and the Partnership and subsidiaries are set forth below. For additional information on Holding and subsidiary and the Partnership and subsidiaries, see their separate financial statements and related footnotes included elsewhere in this Report.

Supplementary Condensed Combined Balance Sheets of Centex Corporation and Subsidiaries, Holding and Subsidiary and Partnership and Subsidiaries

	March 31,	
	2003	2002
Assets		
Cash and Cash Equivalents	$ 477,166	$ 242,254
Restricted Cash	172,321	106,270
Receivables	5,640,302	4,066,133
Inventories	4,052,597	3,221,931
Investments in Joint Ventures and Other	106,250	99,962
Assets Held for Sale	-	65,111
Property and Equipment, net	698,456	723,497
Other Assets	823,073	859,525
	$11,970,165	$9,384,683
Liabilities and Stockholders' Equity		
Accounts Payable and Accrued Liabilities	$ 1,814,744	$1,544,004
Liabilities Related to Assets Held for Sale	-	51,527
Short-term Debt	1,042,825	525,800
Long-term Debt	6,283,366	4,990,908
Minority Stockholders' Interest	171,384	155,671
Stockholders' Equity	2,657,846	2,116,773
	$11,970,165	$9,384,683

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplementary Condensed Combined Statements of Earnings of Centex Corporation and Subsidiaries, Holding and Subsidiary and Partnership and Subsidiaries

	For the Years Ended March 31,		
	2003	*2002*	*2001*
Revenues	$9,499,365	$8,109,124	$7,045,133
Cost and Expenses	8,712,256	7,489,159	6,608,946
Earnings Before Income Taxes	787,109	619,965	436,187
Income Taxes	243,124	238,296	154,112
Earnings From Continuing Operations	543,985	381,669	282,075
Earnings (Loss) From Discontinued Operations	11,934	557	(98)
Net Earnings	555,919	382,226	281,977
Other Comprehensive Income (Loss)	6,965	(7,859)	(3,849)
Comprehensive Income	$ 562,884	$ 374,367	$ 278,128

(M) Commitments and Contingencies

The Company conducts a portion of its land acquisition, development and other activities through its participation in joint ventures in which the Company holds less than a majority interest. These joint ventures are typically large in nature, and partnering with other developers allows Centex Homes to share the risks and rewards of ownership while providing for efficient asset utilization. The Company's investment in these non-consolidated joint ventures was $102.3 million and $94.6 million at March 31, 2003 and 2002, respectively. These joint ventures had total outstanding secured construction debt of approximately $232.5 million and $144.6 million at March 31, 2003 and 2002, respectively. The Company's liability with respect to this debt, based on its ownership percentage of the related joint ventures, is limited to approximately $56.4 million and $27.9 million at March 31, 2003 and 2002, respectively. Under the structure of this debt, the Company becomes liable up to these amounts only to the extent that the construction debt exceeds a certain percentage of the value of the project. At March 31, 2003 and 2002, the Company was not liable for any of this debt. The Company's accounting for its investment in non-consolidated joint ventures may be impacted by FIN 46. Management is in the process of evaluating the applicability of FIN 46 and the related accounting for these investments.

In order to ensure the future availability of land for homebuilding, the Company has deposited or invested with third parties $82.2 million, as of March 31, 2003, as options toward the purchase of undeveloped land and developed lots having a total purchase price of approximately $2.03 billion. These options include amounts related to agreements with the Partnership, as discussed in Note (N), "Related Party Transactions," below. These options, which do not contain performance requirements from the Company, expire at various dates through the year 2010.

In the normal course of its business, the Company issues certain representations, warranties and guarantees related to its home sales, land sales, building sales, commercial construction and mortgage loan originations that may be affected by the Financial Accounting Standards Board's recent issuance of Interpretation No. 45. Based on historical evidence, the Company does not believe that any of these representations, warranties or guarantees would result in a material effect on our consolidated financial condition or operations. See further discussion on our warranty liability below. See further discussion of Interpretation No. 45 in Note (A), "Significant Accounting Policies."

Centex Homes offers a ten-year limited warranty for most homes constructed and sold in the United States. The warranty covers defects in materials or workmanship in the first year of the home and certain designated components or structural elements of the home in the second through tenth years. In California, effective January 1, 2003, Centex Homes began following the statutory provisions of Senate Bill 800 rather than issuing a specific warranty. Centex Homes estimates the costs that may be incurred under its warranty program for which it will be responsible and records a liability at the time each home is closed. Factors that affect Centex Homes' warranty liability include the number of homes closed, historical and anticipated rates of warranty claims and cost per claim. Centex Homes periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary.

Changes in Centex Homes' contractual warranty liability during the three months and fiscal year ended March 31, 2003 are as follows:

	For the Three Months Ended	For the Year Ended
	March 31, 2003	March 31, 2003
Balance at Beginning of Period	$13,216	$ 15,097
Warranties Issued	7,587	20,377
Settlements Made	(4,123)	(18,307)
Changes in Liability of Pre-Existing Warranties, Including Expirations	(555)	(1,042)
Balance at End of Period	$16,125	$ 16,125

CTX Mortgage has established a liability for anticipated losses associated with loans originated and sold to HSF-I or other unaffiliated third parties, as further discussed above in Note (F), "Indebtedness."

Changes in CTX Mortgage's mortgage loan origination reserve for the three months and fiscal periods ended March 31, 2003 are as follows:

	For the Three Months Ended	For the Year Ended
	March 31, 2003	March 31, 2003
Balance at Beginning of Period	$23,286	$21,693
Provision for Losses	5,700	8,401
Settlements	(392)	(1,500)
Balance at End of Period	$28,594	$28,594

In the normal course of its business, the Company and/or its subsidiaries are named as defendants in certain suits filed in various state and federal courts. Management believes that none of the litigation matters in which the Company or any subsidiary is involved would have a material adverse effect on the consolidated financial condition or operations of the Company.

The Company leases certain office facilities and other equipment under operating leases. Future minimum payments under the noncancelable leases are as follows: 2004 – $47.7 million; 2005 – $39.9 million; 2006 – $31.3 million; 2007 – $25.0 million; 2008 – $25.1 million and thereafter – $49.5 million.

Rental expense for the years ended March 31, 2003, 2002 and 2001 was $43.6 million, $49.7 million and $38.5 million, respectively.

(I) Comprehensive Income

Comprehensive income is summarized below:

	For the Years Ended March 31,		
	2003	2002	2001
Net Earnings	$555,919	$382,226	$281,977
Other Comprehensive Income (Loss), Net of Tax:			
Unrealized Loss on Hedging Instruments	(10,849)	(11,033)	–
Foreign Currency Translation Adjustments	19,330	2,622	(5,001)
Other	(1,516)	552	1,152
Comprehensive Income	$562,884	$374,367	$278,128

The foreign currency translation adjustments are primarily the result of the Company's investment in Centex Development Company, L.P. and its subsidiaries, which have separate financial statements included elsewhere in this Report. The unrealized loss on hedging instruments represents the deferral in other comprehensive income of the unrealized loss on swap agreements designated as cash flow hedges. The accounting for interest rate swaps and other derivative financial instruments is discussed in detail in Note (M), "Derivatives and Hedging." The Unrealized Gain (Loss) on Investments represents mark to market adjustments to securities available for sale by the Company.

The components of accumulated other comprehensive loss are as follows:

	As of March 31, 2003		
	Before Tax Amount	*Tax (Expense) Benefit*	*Net-of-Tax Amount*
Unrealized Loss on Hedging Instruments	$(33,665)	$11,783	$(21,882)
Foreign Currency Translation Adjustments	25,931	(9,076)	16,855
Other	(1,483)	519	(964)
Accumulated Other Comprehensive Loss	$ (9,217)	$ 3,226	$ (5,991)

(J) Business Segments

The Company operates in five principal business segments: Home Building, Financial Services, Construction Products, Construction Services and Investment Real Estate. These segments operate primarily in the United States, and their markets are nationwide. Revenues from any one customer are not significant to the Company.

Intersegment revenues and investments in joint ventures are not material and are not shown in the following tables. The investment in the Partnership (approximately $281.1 million as of March 31, 2003) is included in the Investment Real Estate segment.

Home Building

Home Building's operations involve the purchase and development of land or lots and the construction and sale of single-family and multi-family homes.

Financial Services

Financial Services' mortgage operations consist primarily of home financing, sub-prime home equity lending and the sale of title insurance and other various insurance coverages. These activities include mortgage origination, servicing and other related services for homes sold by the Company's subsidiaries and others. Financial Services' revenues include interest income of $356.8 million, $266.9 million and $123.8 million in fiscal 2003, 2002 and 2001, respectively. Substantially all of the Company's interest income in each year is earned by the Financial Services segment. Financial Services' cost of sales is comprised of interest expense related to debt issued to fund its home financing and sub-prime home equity lending activities.

Construction Products

Construction Products' operations involve the manufacture, production, distribution and sale of cement, gypsum wallboard, recycled paperboard, aggregates and readymix concrete. The Company owned 65.1%, 65.2% and 65.2% of Centex Construction Products, Inc. at March 31, 2003, 2002 and 2001, respectively. Construction Products' results are shown before minority interest in the tables presented below.

Construction Services

Construction Services' operations involve the construction of buildings for both private and government interests including office, commercial and industrial buildings, hospitals, hotels, correctional facilities, educational institutions, museums, libraries, airport facilities and sports facilities. As this segment generates positive cash flow, intercompany interest income (credited at the prime rate in effect) of $6.2 million, $7.1 million and $9.1 million for fiscal 2003, 2002 and 2001, respectively, is included in management's evaluation of this segment. However, the intercompany interest income is eliminated in consolidation and excluded from the tables presented below.

Investment Real Estate

Investment Real Estate's operations involve the acquisition, development and sale of land, primarily for industrial, office, multi-family, retail, residential and mixed-use projects. Under the equity method of accounting for investments, Investment Real Estate also records as revenues any income or loss from its investment in the Partnership, including the International Home Building business located in the United Kingdom.

Other

The Company's Other segment includes Corporate general and administrative expenses, interest expense and minority interest. Also included in the Other segment are the Company's manufactured housing and home services operations, which are not material for purposes of segment reporting. See Note (P), "Subsequent Events."

The following are included in Other in the tables below (dollars in millions):

	For the Years Ended March 31,		
	2003	*2002*	*2001*
Operating Loss from Manufactured Housing	$ (9.2)	$ (0.9)	$ (26.1)
Operating (Loss) Earnings from Home Services	(9.6)	4.0	1.1
Operating Earnings from Other, net	-	–	3.4
Corporate General & Administrative Expense	(60.3)	(50.2)	(36.9)
Interest Expense	(119.6)	(115.7)	(99.1)
Minority Interest	(30.3)	(20.8)	(32.4)
	$(229.0)	$(183.6)	$(190.0)

	For the Year Ended March 31, 2003						
(Dollars in millions)	*Home Building*	*Financial Services*	*Construction Products*	*Construction Services*	*Investment Real Estate*	*Other*	*Total*
Revenues	$ 5,934.5	$ 855.0	$ 501.3	$ 1,517.8	$ 66.9	$ 241.7	$ 9,117.2
Cost of Sales	(4,388.5)	(184.5)	(399.3)	(1,413.6)	(3.0)	(159.0)	(6,547.9)
Selling, General & Administrative Expenses	(865.2)	(508.7)	(5.7)+	(73.5)	(9.6)	(311.7)	(1,774.4)
Earnings (Loss) Before Income Tax	$ 680.8	$ 161.8	$ 96.3*	$ 30.7	$ 54.3	$(229.0)	$ 794.9
Total Assets	$ 3,984.1	$5,670.3	$ 630.5	$ 292.8	$309.5	$ 723.3	$11,610.5
Capital Expenditures	$ 28.4	$ 16.6	$ 14.3	$ 2.0	$ 0.0	$ 28.3	$ 89.6
Depreciation and Amortization	$ 18.7	$ 17.0	$ 36.8	$ 2.5	$ 0.4	$ 37.8	$ 113.2

There was no goodwill amortization or negative goodwill accretion in fiscal 2003.

+Represents Construction Products' Corporate general and administrative expenses. General and administrative expenses related to Construction Products' operating units of $23.4 million are classified as Cost of Sales.

**Before Minority Interest*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the Year Ended March 31, 2002						
(Dollars in millions)	Home Building	Financial Services	Construction Products	Construction Services	Investment Real Estate	Other	Total
Revenues	$ 4,984.8	$ 699.8	$ 471.1	$ 1,296.0	$ 72.4	$ 224.3	$ 7,748.4
Cost of Sales	(3,713.4)	(159.1)	(389.7)	(1,196.1)	(12.1)	(139.5)	(5,609.9)
Selling, General & Administrative Expenses	(743.9)	(426.0)	(5.5)+	(63.7)	(12.2)	(268.4)	(1,519.7)
Earnings (Loss) Before Income Tax	$ 527.5	$ 114.7	$ 75.9*	$ 36.2	$ 48.1	$(183.6)	$ 618.8
Total Assets	$ 3,020.0	$4,148.0	$ 689.6	$ 260.2	$309.7	$ 558.0	$ 8,985.5
Capital Expenditures	$ 20.9	$ 10.7	$ 19.0	$ 3.9	$ 0.1	$ 17.7	$ 72.3
Depreciation and Amortization	$ 16.2	$ 15.8	$ 35.8	$ 2.6	$ 0.4	$ 19.8	$ 90.6

There was no goodwill amortization or negative goodwill accretion in fiscal 2002.

+Represents Construction Products' Corporate general and administrative expenses. General and administrative expenses related to Construction Products' operating units of $23.6 million are classified as Cost of Sales.

**Before Minority Interest*

	For the Year Ended March 31, 2001						
(Dollars in millions)	Home Building	Financial Services	Construction Products	Construction Services	Investment Real Estate	Other	Total
Revenues	$ 4,356.2	$ 463.6	$ 441.1	$ 1,290.4	$ 33.0	$ 126.4	$ 6,710.7
Cost of Sales	(3,304.9)	(92.6)	(335.1)	(1,199.9)	(11.0)	(113.0)	(5,056.5)
Selling, General & Administrative Expenses	(625.9)	(351.3)	(6.6)+	(59.6)	(21.9)	(203.4)	(1,268.7)
Negative Goodwill	–	–	–	–	50.8	–	50.8
Earnings (Loss) Before Income Tax	$ 425.4	$ 19.7	$ 99.4*	$ 30.9	$ 50.9	$(190.0)	$ 436.3
Total Assets	$ 2,510.5	$2,490.1	$ 761.1	$ 248.2	$270.2	$ 368.9	$ 6,649.0
Capital Expenditures	$ 18.4	$ 12.2	$ 16.3	$ 6.3	$ 0.6	$ 15.1	$ 68.9
Depreciation and Amortization	$ 16.6	$ 15.3	$ 24.9	$ 3.0	$ 0.1	$ 31.5	$ 91.4
Goodwill and Negative Goodwill Accretion	$ 5.8	$ 2.5	$ 1.0	$ 0.1	$ (50.8)	$ 17.4	$ (24.0)

+Represents Construction Products' Corporate general and administrative expenses. General and administrative expenses related to Construction Products' operating units of $19.2 million are classified as Cost of Sales.

**Before Minority Interest*

(K) Income Taxes

The provision for income taxes includes the following components:

	For the Years Ended March 31,		
	2003	2002	2001
Current Provision			
Federal	$166,726	$219,160	$121,083
State	48,519	33,686	25,252
	215,245	252,846	146,335
Deferred Provision (Benefit)			
Federal	24,549	(19,260)	15,313
State	(862)	2,953	(7,294)
	23,687	(16,307)	8,019
Provision for Income Taxes	$238,932	$236,539	$154,354

The difference between income taxes computed at the federal statutory rate of 35% and the actual amounts were as follows:

	For the Years Ended March 31,		
	2003	2002	2001
Financial Income Before Taxes	$794,851	$618,765	$436,331
Income Taxes at Statutory Rate	$278,198	$216,568	$152,716
Increases (Decreases) in Tax Resulting from -			
State Income Taxes, net	29,738	23,388	10,909
Change in Valuation Allowance	(88,843)	(8,235)	-
Negative Goodwill Accretion	-	-	(17,013)
Other	19,839	4,818	7,742
Provision for Income Taxes	$238,932	$236,539	$154,354
Effective Tax Rate	30%	38%	35%

The deferred income tax provision (benefit) results from the following temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes:

	For the Years Ended March 31,		
	2003	2002	2001
Basis in Long-Lived Assets	$ 3,773	$ 2,935	$ 7,240
Uniform Capitalization for Tax Reporting	(10,250)	(3,384)	(14,502)
Excess Tax Depreciation and Amortization	15,480	32,383	21,242
Securitization Reporting Differences	9,554	(25,663)	(12,196)
Net Operating Loss Carryforwards	90,008	7,191	-
Change in Valuation Allowance	(88,843)	(8,235)	-
Financial Accrual Changes and Other	3,965	(21,534)	6,235
Deferred Income Tax Provision (Benefit)	$ 23,687	$ (16,307)	$ 8,019

Components of deferred income taxes are as follows:

	March 31,	
	2003	*2002*
Deferred Tax Assets		
Basis in Long-Lived Assets	$ 5,098	$ 8,871
Net Operating Loss Carryforwards	106,171	195,968
Uniform Capitalization for Tax Reporting	60,440	50,053
Financial Accruals	121,741	134,204
State Income Taxes	15,553	10,228
Securitization Reporting Differences	36,792	46,346
All Other	15,768	13,299
Total Deferred Tax Assets	361,563	458,969
Valuation Allowance for Deferred Tax Assets	(93,004)	(181,847)
Net Deferred Tax Assets	268,559	277,122
Deferred Tax Liabilities		
Deferred Income and Expenses	2,965	16,792
Excess Tax Depreciation and Amortization	127,129	104,189
Interest and Real Estate Taxes Expensed as Incurred	28,323	21,895
Investment in Construction Products	38,850	36,398
Consolidated Return Regulation Deferrals	7,174	6,872
All Other	11,189	14,809
Total Deferred Tax Liabilities	215,630	200,955
Net Deferred Tax Assets	$ 52,929	$ 76,167

At March 31, 2003, the Company had $303.3 million of net operating loss carryforwards available to reduce future federal taxable income that, if unused, expire in fiscal years 2006 to 2023. In connection with the Company's 2002 acquisition of NAB Asset Corporation ("NAB"), a valuation allowance of $68.0 million was established to offset the deferred tax assets of NAB at the time of acquisition. This valuation allowance was reduced by $16.4 million during fiscal 2002, of which $8.2 million was applied to reduce goodwill and an additional $8.2 million reduced the Company's income tax provision as a portion of those deferred tax assets was utilized. The remainder of the NAB related valuation allowance of $51.6 million was reduced to $0 in fiscal 2003 as the deferred tax assets were utilized. In addition, in fiscal 2003 the Company utilized approximately $37.2 million of other net operating loss carryforwards for which a valuation allowance had previously been established.

(L) Capital Stock and Employee Benefit Plans

Stockholder Rights Plan

On October 2, 1996, the Board of Directors of the Company (the "Board") adopted a new stockholder rights plan ("Plan") to replace the original rights plan, which expired on October 1, 1996. In connection with the Plan, the Board authorized and declared a dividend of one right ("Right") for each share of Common Stock of the Company to all stockholders of record at the close of business on October 15, 1996. After giving effect to the Company's two-for-one stock split effective March 2, 1998, and the April 2002 amendment to the Plan increasing the exercise price, each Right entitles its holder to purchase one two-hundredths of a share of a new series of preferred stock designated Junior Participating Preferred Stock, Series D, at an exercise price of $210.00. The Rights will become exercisable upon the earlier of ten days after the first public announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Stock or ten business days after a person or group announces an offer, the consummation of which would result in such person or group beneficially owning 15% or more of the Common Stock (even if no purchases actually occur), unless such time periods are deferred by appropriate Board action. The Plan excludes FMR Corp. from causing the rights to become exercisable until such time as FMR Corp., together with certain affiliated and associated persons, collectively own 20% or more of the Common Stock.

If any person or group acquires beneficial ownership of 15% or more (or 20% or more in the case of FMR Corp.) of the Common Stock, the Rights will entitle a holder (other than such person or any member of such group) to buy, at the exercise price, a number of additional shares of Common Stock having a market value of twice the exercise price of each Right. Alternatively, if a person or group has acquired 15% or more (or 20% or more in the case of FMR Corp.) of the Common Stock, but less than 50% of the Common Stock, the Company may at its option exchange each Right of a holder (other than such person or any member of such group) for one share of Common Stock. If the Company is involved in a merger or other business combination at any time after a person or group has acquired beneficial ownership of 15% or more (or 20% or more in the case of FMR Corp.) of the Common Stock or if, after reaching such 15% threshold, the Company were to sell 50% or more of its assets or earning power, the Rights will entitle a holder to buy, at the exercise price, a number of shares of common stock of the acquiring Company having a market value of twice the exercise price of each Right. In general, the Rights are redeemable at $.01 per Right until 15 days after the Rights become exercisable as described above. Unless earlier redeemed, the Rights will expire on October 12, 2006.

Stock Options

Stock options granted under the Centex 2001 Director and Officer Stock Option Plan (the "2001 Plan") and the Seventh Amended and Restated 1998 Centex Corporation Employee Non-Qualified Stock Option Plan (the "1998 Plan") may not be granted at less than fair market value. Although the Centex Corporation Amended and Restated 1987 Stock Option Plan (the "1987 Plan") provides that stock options may be granted at less than fair market value, the Company has consistently followed the practice of issuing options at or above fair market value. The 1987 Plan expired in fiscal 2002. Under all three plans, the option periods and the dates that the shares covered by the options may first become exercisable may vary within a maximum period of ten years at which time these options expire.

The Company records proceeds from the exercise of stock options as additions to common stock and capital in excess of par value. The federal tax benefit, if any, is considered additional capital in excess of par value. The Company has historically accounted for stock options using the intrinsic value method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." In general, no expense is recognized related to the Company's stock options because the stock options are granted at or above fair market value. On April 1, 2003, the Company adopted the fair value measurement provisions of SFAS No. 123 under which the Company will recognize compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date. In accordance with SFAS No. 123, the fair value method will be applied only to awards granted or modified after April 1, 2003, whereas awards granted prior to such date will continue to be accounted for under APB No. 25.

A summary of the activity of the stock option plans is presented below:

	For the Years Ended March 31,					
	2003		2002		2001	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Options Outstanding, Beginning of Year	7,138,905	$31.36	6,872,169	$27.52	7,370,571	$28.23
Options Granted At Fair Market Value	1,725,490	$50.42	1,702,710	$39.42	2,108,300	$24.01
Options Exercised	(520,082)	$30.09	(1,385,659)	$22.19	(1,159,166)	$15.30
Options Cancelled	(239,220)	$37.33	(50,315)	$32.12	(1,447,536)	$35.82
Options Outstanding, End of Year	8,105,093	$35.32	7,138,905	$31.36	6,872,169	$27.52
Options Exercisable, End of Year	5,051,046		3,776,873		3,418,766	
Shares Available for Future Stock Option Grants, End of Year	2,388,743		2,467,738		2,461,813	
Weighted-Average Fair Value of Options Granted During the Year	$20.24		$21.32		$13.14	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Using the treasury stock method, which assumes that any proceeds together with the related tax benefits from the exercise of options would be used to purchase Common Stock at current prices, the dilutive effect of the options on outstanding shares as of March 31, 2003 would have been 3.0%. This is significantly less than appears on a gross basis when compared to the 60,836,091 shares of Common Stock outstanding as of March 31, 2003.

The following table summarizes information about stock options outstanding at March 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	*Number of Shares Outstanding*	*Weighted-Average Remaining Contractual Life (Years)*	*Weighted-Average Exercise Price*	*Number of Shares Outstanding*	*Weighted-Average Exercise Price*
$12.56 - $23.81	2,504,785	5.82	$21.20	1,749,345	$20.18
$25.06 - $38.69	2,403,686	5.45	$37.04	2,112,546	$37.29
$39.36 - $50.40	3,170,922	5.55	$45.03	1,186,305	$43.28
$50.99 - $54.75	25,700	6.50	$52.63	2,850	$54.75
	8,105,093	5.60	$35.32	5,051,046	$32.78

At March 31, 2003, the Company was following the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost had been recognized for the stock options. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in fiscal 2003, 2002 and 2001 consistent with the fair value measurement provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts detailed in Note (A), "Significant Accounting Policies."

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Years Ended March 31,		
	2003	2002	2001
Expected Volatility	38.6%	47.0%	43.5%
Risk-Free Interest Rate	4.7%	5.4%	6.3%
Dividend Yield	0.3%	0.4%	0.7%
Expected Life (Years)	5	7	8

The following table summarizes information about equity compensation plans as of March 31, 2003:

Plan Category	*Plan*	*(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights*	*(b) Weighted-average exercise price of outstanding options, warrants and rights*	*(c) Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)]*
Equity Compensation Plans	1987	3,789,435	$30.21	–
Approved by Stockholders	2001	590,040	$50.05	1,130,610
Equity Compensation Plans	1998	3,725,618	$38.18	1,258,133
not Approved by Stockholders	Long-Term Incentive Plan	109,602	$ –	390,398
	Convertible Debenture	400,000	$ 5.25	–
Total		8,614,695	$33.90[1]	2,779,141

(1) Weighted-average exercise price excludes any items with an exercise price of $0.

See the discussion of the 1987 Plan, 1998 Plan and 2001 Plan above. The Company grants stock units, which are converted into shares of Centex Common Stock at payout, to employees under its Long-Term Incentive Plan. Awards vest over a three-year period or upon a change in control, as defined in such Plan, and are generally paid upon the earlier of seven years or retirement, although the Compensation Committee is permitted to make an early payout at its discretion. For more information on the convertible debenture held by a corporate officer, see Note (F), "Indebtedness" and Note (P), "Subsequent Events." The Company also issues Restricted Stock under the 2001 Plan. At March 31, 2003 there were 96,850 shares of Restricted Stock outstanding.

Employee Benefit Plans

Benefits are provided to eligible employees of the Company and certain subsidiaries under the Company's profit sharing plans. The plans operate on a calendar year. The aggregate cost of these plans to the Company was $28.7 million in fiscal 2003, $25.2 million in fiscal 2002 and $21.6 million in fiscal 2001.

(M) Derivatives and Hedging

The Company is exposed to the risk of interest rate fluctuations on its debt and other obligations. As part of its strategy to manage the obligations that are subject to changes in interest rates, the Company has entered into various interest rate swap agreements, designated as cash flow hedges as described below. The swap agreements are recorded at their fair value in Other Assets or Accrued Liabilities in the consolidated balance sheets. To the extent the hedging relationship is effective, gains or losses in the fair value of the derivative are deferred as a component of Stockholders' Equity through Other Comprehensive (Loss) Income. Fluctuations in the fair value of the ineffective portion of the derivative are reflected in the current period earnings, although such amounts are insignificant.

Centex Corporation and Construction Products each have interest rate swap agreements that, in effect, fix the variable interest rate at a weighted average rate of 5.2% on $80.0 million of their outstanding debt at March 31, 2003. During the year ended March 31, 2003, there was no hedge ineffectiveness related to these derivatives. These swaps expire at varying times through October 2005. Amounts to be received or paid under the swap agreements are recognized as a change in interest incurred on the related debt instrument. Based on the balance in Accumulated Other Comprehensive Loss at March 31, 2003 related to these derivatives, the Company would estimate increases in interest incurred over the next 12 months to be approximately $1.9 million. As of March 31, 2003, the balance in Accumulated Other Comprehensive Loss related to these derivatives was $3.8 million ($2.5 million net of tax).

Financial Services, through Home Equity, uses interest rate swaps to hedge the market risk associated with the anticipated issuance of fixed rate securitization debt used to finance sub-prime mortgages. Changes in fair value of these derivatives are deferred in Accumulated Other Comprehensive Loss and recorded through current earnings as an adjustment of the interest incurred over the life of the securitization debt. Home Equity also uses interest rate swaps that, in effect, fix the interest rate on its variable interest rate debt. Amounts to be received or paid as a result of these swap agreements are recognized as adjustments to interest incurred on the related debt instrument. During the year ended March 31, 2003, there was no hedge ineffectiveness related to these interest rate swaps. At March 31, 2003, Home Equity was hedging $1.18 billion of its outstanding debt with these interest rate swaps at a weighted average interest rate of 2.6%. These swaps expire at varying times through March 2006. Based on the balance in Accumulated Other Comprehensive Loss at March 31, 2003 related to these derivatives, the Company estimates increases in interest incurred over the next 12 months to be approximately $8.8 million. As of March 31, 2003, the balance in Accumulated Other Comprehensive Loss related to these derivatives was $11.1 million ($7.2 million net of tax).

Financial Services, through CTX Mortgage, enters into interest rate lock commitments ("IRLCs") with its customers under which CTX Mortgage agrees to make mortgage loans at agreed upon rates within a period of time, generally from 1 to 30 days, if certain conditions are met within the terms of the IRLCs. In order to hedge the risk of fluctuations in the value of these IRLCs and mortgage loans held by it, CTX Mortgage executes mandatory forward trades of mortgage loans and mortgage-backed securities. CTX Mortgage also uses mandatory forward trades to hedge the Company's obligation, created through the Harwood Swap, to protect against certain interest rate risk and non-credit related market risk related to mortgage loans held by HSF-I, an unaffiliated entity that is not consolidated with Financial Services or the Company. The Company has elected not to utilize hedge accounting treatment under SFAS 133 for these derivatives. Initially, the fair value of the IRLCs is recorded on the balance sheet as a deferred item. Subsequent changes in the fair value of the IRLCs, mandatory forward trades and swaps are recorded as an adjustment to earnings. The net change in the estimated fair value of these derivative positions resulted in a loss of $11.9 million for the year ended March 31, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(N) Related Party Transactions

Centex Homes purchased land from the Partnership during fiscal 2003 and 2002 totaling $34.5 million and $1.7 million, respectively.

At March 31, 2003 and 2002, Centex Homes had $7.2 million and $9.1 million, respectively, deposited with the Partnership as option deposits for the purchase of land. Centex Homes also entered into agreements to reimburse the Partnership for certain costs and fees incurred by the Partnership in the purchase and ownership of these tracts of land. During the years ended March 31, 2003 and 2002, Centex Homes paid $3.5 million and $1.4 million, respectively, to the Partnership in fees and reimbursements pursuant to these agreements. Centex Homes expects to pay an additional $31.6 million to the Partnership to complete the purchase of these tracts of land over the next three years.

In the last two years, Construction Services has executed contracts with the Partnership for the construction of two industrial facilities. At March 31, 2003, all contracts were completed. At March 31, 2002, the total value of such contracts was $15.0 million, of which $5.3 million was unpaid. During the years ended March 31, 2003 and 2002, the Partnership paid $5.3 million and $10.0 million, respectively, to Construction Services pursuant to these contracts.

(O) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires companies to disclose the estimated fair value of their financial instrument assets and liabilities. The estimated fair values shown below have been determined using current quoted market prices where available and, where necessary, estimates based on present value methodology suitable for each category of financial instruments. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. All assets and liabilities that are not considered financial instruments have been valued using historical cost accounting.

The consolidated carrying values of Cash and Cash Equivalents, Restricted Cash, Mortgage Securitization Residual Interest, Other Receivables, Accounts Payable and Accrued Liabilities and Short-term Debt approximate their fair values. The carrying values and estimated fair values of other financial assets and liabilities were as follows:

	March 31,			
	2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets				
Residential Mortgage Loans Held for Investment	$4,642,826	$4,713,045(1)	$3,279,450	$3,293,504(1)
Residential Mortgage Loans Held for Sale	$ 303,328	$ 306,765(1)	$ 241,793	$ 242,562(1)
Financial Liabilities				
Centex Long-term Debt	$2,080,623	$2,295,103(2)	$1,773,122	$1,810,119(2)
Financial Services Long-term Debt	$4,156,590	$4,234,593(2)	$3,170,402	$3,199,150(2)

(1) Fair values are based on quoted market prices for similar instruments.

(2) Fair values are based on a present value discounted cash flow with the discount rate approximating current market for similar instruments.

(P) Subsequent Events

On April 22, 2003, the Company announced the tax-free spin-off of the significant part of its manufactured homes operations to its shareholders. The spin-off will not have a material impact on the Company's future earnings or debt coverage ratios.

Subsequent to year end, the corporate officer holding the convertible subordinated debenture decided to exercise his conversion right effective May 29, 2003. On the date of conversion, 400,000 shares of the Company's common stock were issued to the corporate officer and the $2.1 million debenture was terminated.

REPORT OF INDEPENDENT AUDITORS

To The Board of Directors of Centex Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Centex Corporation and subsidiaries as of March 31, 2003 and 2002, and the related statements of consolidated earnings, consolidated stockholders' equity and consolidated cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centex Corporation and subsidiaries at March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental balance sheet and cash flow data of Centex Corporation and Financial Services and the supplemental revenue and earnings data by line of business are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Dallas, Texas
May 14, 2003

Ernst & Young LLP

Fiscal Year 2003 Compared to Fiscal Year 2002

We reported consolidated revenues of $9.12 billion for fiscal 2003, 17.7% above the $7.75 billion reported for fiscal 2002. Earnings before income taxes were $794.9 million, 28.5% more than the $618.8 million of earnings before income taxes reported last year. Net earnings for fiscal 2003 reached $555.9 million, a historical high and a 45.4% improvement over net earnings of $382.2 million in fiscal 2002. Earnings per share for fiscal 2003 were $9.15 and $8.83 for basic and diluted, respectively, compared to $6.31 and $6.11 for the prior year. The increase in net earnings is significantly higher than the increase in earnings before income taxes due to a reduction in our effective tax rate. Our effective tax rate decreased to 30.1% for the year ended March 31, 2003 from 38.2% for the year ended March 31, 2002. The decrease in the effective tax rate is primarily the result of the utilization of net operating loss carryforwards during fiscal 2003. We expect that the effective tax rate will increase slightly in fiscal 2004 to approximately 32%.

Home Building

The following summarizes the results of our Home Building operations for the two-year period ended March 31, 2003 (dollars in millions, except per unit data):

	For the Years Ended March 31,			
	2003		2002	
		% of Revenues		% of Revenues
Revenues	$ 5,934.5	100.0%	$ 4,984.8	100.0%
Cost of Sales	(4,388.5)	(73.9%)	(3,713.4)	(74.5%)
Selling, General and Administrative Expenses	(865.2)	(14.6%)	(743.9)	(14.9%)
Operating Earnings	$ 680.8	11.5%	$ 527.5	10.6%
		% Change		% Change
Units Closed	26,427	15.1%	22,960	11.1%
Average Unit Sales Price	$220,183	3.0%	$213,738	3.8%
Operating Earnings Per Unit	$ 25,761	12.1%	$ 22,973	11.6%
Backlog Units	12,050	28.6%	9,371	1.1%
Ending Operating Neighborhoods	552	16.5%	474	(1.5%)

Revenues for the year ended March 31, 2003 increased 19.1% versus prior year, primarily due to an increase in units closed and higher unit sales prices. Units closed during fiscal 2003 increased 15.1% from 22,960 units to 26,427 units, and the average unit sales price increased 3.0% from $213,738 to $220,183. The increase in units closed was the result of a higher number of operating neighborhoods in the current year versus last year. The increase in the unit sales price was largely driven by higher selling prices in the Washington, D.C., New Jersey and California markets.

Cost of sales was 73.9% of revenues for the year ended March 31, 2003 compared to 74.5% of revenues for the same period last year. The decrease in cost of sales as a percentage of revenue is a result of higher per unit sales price and ongoing cost reduction efforts.

Selling, general and administrative expenses for the year ended March 31, 2003 were $865.2 million, or 14.6% of revenues, as compared to the $743.9 million and 14.9% of revenues reported for the same period last year. The dollar increase was due to incremental costs associated with closing more homes and higher personnel costs to support Home Building's growth in neighborhoods.

Operating earnings for the year ended March 31, 2003 were 11.5% of revenues and approximately $25,761 on a per-unit basis, compared to operating earnings of 10.6% of revenues and approximately $22,973 on a per-unit basis for the same period last year.

Units in backlog increased 28.6% to 12,050 units at March 31, 2003 compared to 9,371 units at March 31, 2002. The increase in backlog resulted from a 16.5% increase in neighborhoods and a 24.7% increase in sales versus the prior year. Centex Homes defines backlog units as units that have been sold, as indicated by a signed contract, but not closed. Centex Homes enters fiscal 2004 with a record year end backlog of home sales and expects to continue to add more neighborhoods.

Financial Services

The Financial Services segment primarily is engaged in the residential mortgage banking business, as well as in other financial services that are in large part related to the residential mortgage market. Its operations include mortgage origination, servicing and other related services for purchasers of homes sold by our Home Building operations and other home builders, as well as sub-prime home equity lending and the sale of title insurance and various other insurance coverages. The following summarizes Financial Services' results for the two-year period ended March 31, 2003 (dollars in millions):

	For the Years Ended March 31,	
	2003	2002
Revenues	$ 855.0	$ 699.8
Interest Margin	$ 172.4	$ 107.7
Operating Earnings	$ 161.8	$ 114.7
Origination Volume	$16,497.4	$14,537.9
Number of Loans Originated		
CTX Mortgage Company, L.L.C.		
Centex-built Homes ("Builder")	18,127	15,435
Non-Centex-built Homes ("Retail")	66,807	64,949
	84,934	80,384
Centex Home Equity Company, L.L.C.	29,448	26,955
	114,382	107,339

	For the Years Ended March 31,			
	2003	2002	2003	2002
	CTX Mortgage Company L.L.C.		Centex Home Equity Company, L.L.C.	
Average Interest Earning Assets	$198.6	$243.7	$3,895.5	$2,625.1
Average Yield	7.18%	7.86%	8.76%	9.38%
Average Interest Bearing Liabilities	$132.4	$211.0	$4.049.2	$2,653.9
Average Rate Paid	4.08%	5.57%	4.38%	5.46%

Financial Services' results are primarily derived from conforming mortgage banking and sub-prime home equity lending operations as described below.

Conforming Mortgage Banking

The revenues and operating earnings of CTX Mortgage Company, L.L.C. and related entities, or CTX Mortgage, are derived primarily from the sale of mortgage loans, inclusive of all service rights and, to a lesser extent, interest income and other fees. Our business strategy of selling conforming loans reduces our capital investment and related risks, provides substantial liquidity and is an efficient process given the size and maturity of the conforming mortgage loan secondary capital markets. CTX Mortgage originates mortgage loans, holds them for a short period and sells them to investors and Harwood Street Funding I, L.L.C., or HSF-I. HSF-I is an unaffiliated entity that is not consolidated with Financial Services or Centex Corporation and subsidiaries at March 31, 2003. HSF-I purchases mortgage loans, at closing, from CTX Mortgage with the proceeds from the issuance of securitized term debt, secured liquidity notes and subordinated certificates that are extendable for up to five years. The debt, interest income and interest expense of HSF-I are not reflected in the financial statements of Financial Services or Centex Corporation and subsidiaries. CTX Mortgage sold $10.55 billion and $10.20 billion of mortgage loans to HSF-I and repurchased $6.9 million and $1.1 million of delinquent or foreclosed mortgage loans from HSF-I during the years ended March 31, 2003 and 2002, respectively. CTX Mortgage recognized gains on the sale of mortgage loans of $254.6 million and $188.9 million for the years ended March 31, 2003 and 2002, respectively. For additional information regarding HSF-I and the implication of recent accounting pronouncements on HSF-I, see "Certain Off-Balance-Sheet and Other Obligations" on pages 77-79 of this Report.

Revenues increased 14.3% to $453.9 million for the year ended March 31, 2003 as compared to the same period last year. The increase in revenues for the year is primarily related to an increase in CTX Mortgage originations as well as higher revenue from Title and Insurance operations. The increase in originations and Title and Insurance revenues for the year ended March 31, 2003 was due, in large part, to an increase in mortgage loans originated for Centex Homes' buyers and an increase in refinancing business.

CTX Mortgage's selling, general and administrative expenses increased $38.9 million to $332.2 million at March 31, 2003. This increase primarily was due to increased employee count and related costs at our Title and Insurance operations as a result of the increased volume of business discussed above. CTX Mortgage's operating earnings were $116.3 million for the year ended March 31, 2003, resulting in a 27.2% increase as compared to the same period last year. The increase in operating earnings for the year primarily is due to the increase in revenues discussed above and a decrease in the cost per loan originated.

In the normal course of its activities, CTX Mortgage carries inventories of loans pending sale to investors other than HSF-I and earns an interest margin, that we define as the difference between interest revenue on mortgage loans held for sale or investment and interest expense on debt used to fund the mortgage loans. CTX Mortgage uses short-term mortgage warehouse facilities to finance these inventories of loans. The fact that the average rate paid on interest bearing liabilities decreased significantly more than the yield earned on interest earning assets decreased and the increase in originations noted above led to a 32.8% increase in net interest margin for fiscal 2003 as compared to the same period last year, from $6.4 million to $8.5 million.

For the year ended March 31, 2003, originations totaled 84,934 compared to 80,384 originations in the same period last year; loan volume was $13.99 billion compared to $12.45 billion for the same period last year; the per-loan profit was $1,369, an increase of 20.4% compared to $1,137 for the same period last year and total mortgage applications increased 17.6% to 89,986 from 76,532 applications for the same period last year. For the year ended March 31, 2003, originations increased due to an increase in mortgage loans originated for Centex Homes' buyers and an increase in refinancing business. For the year ended March 31, 2003, per-loan profit increased due to increased operational leverage as a result of the increase in the volume of originations, as well as an increase in Title and Insurance revenues and an improvement in the spread between the weighted-average coupon rate of loans originated by CTX Mortgage and its cost of funds.

The results of operations of CTX Mortgage depend to a significant extent on the level of interest rates. Any significant increases in mortgage rates above currently prevailing levels could adversely affect the volume of loan originations and may result in a significant curtailment of refinancing activity, which represents a substantial portion of our business. There can be no assurance that mortgage rates will remain at the current level in the future.

Sub-Prime Home Equity Lending

The revenues of Centex Home Equity Company, L.L.C., or Home Equity, increased 32.6% to $401.1 million for the year ended March 31, 2003 as a result of continued growth in our portfolio of residential mortgage loans held for investment. Interest margin, which we define as the difference between interest revenue on mortgage loans held for sale or investment and interest expense on debt used to fund the mortgage loans, increased to $163.9 million for the year ended March 31, 2003 as compared to $101.3 million for the same period last year. The increase in interest margin is primarily a result of an increase in the portfolio of mortgage loans held for investment and a decrease in interest rates on debt used to fund mortgage loans. Home Equity reported operating earnings of $47.1 million for the year ended March 31, 2003, as compared to operating earnings of $25.1 million for the same period last year. The increase in Home Equity's operating earnings is primarily the result of the increase in interest margin, as noted above. Interest income will be positively affected as the portfolio of mortgage loans held for investment increases and matures. The increase in interest margin was partially offset by an increase in servicing and production costs, mostly attributable to loan volume and loan servicing growth, and an increase in the provision for losses on residential mortgage loans held for investment. Home Equity's selling, general and administrative expenses increased $44.0 million to $176.5 million for the year ended March 31, 2003 as a result of Home Equity's growth. Home Equity's increase in loan production volume, the expansion of its branch offices and the increase in the number of its employees are directly related to a corresponding increase in salaries and related costs, rent expense, group insurance costs and advertising expenditures totaling approximately $26.5 million. The remainder of the increase was due to higher charges to the provision for loan losses, as discussed below.

From October 1997 through March 2000, a majority of Home Equity's loans originated were included in securitizations that utilized a structure that caused them to be accounted for as sales. Under this structure, Home Equity retained a residual interest in, as well as the servicing rights to, the securitized loans. We call this retained residual interest the mortgage

securitization residual interest, or MSRI. As a result, our balance sheet does not reflect the mortgage loans receivable and offsetting debt resulting from these securitizations. The estimated gain on the sale of these loans was included in earnings during the period in which the securitization transaction closed. The structure of securitizations changed beginning April 1, 2000. As a result of the change, subsequent securitizations have been accounted for as borrowings; interest has been recorded over the life of the loans using the interest, or actuarial method; the mortgage loans receivable and the securitization debt have remained on Home Equity's balance sheet and the related interest margin has been reflected in our income statement. Under both structures, recourse on the securitized debt is limited to the payments received on the underlying mortgage collateral with no recourse to Home Equity or Centex Corporation. As is common in these structures, Home Equity remains liable for customary loan representations. The change in structure of the securitizations has no effect on the ultimate cash flow and profit recognized over the life of the mortgages. However, the change in accounting for securitizations did affect the timing of profit recognition. Interest margin, which is recognized over the life of the loan, is now Home Equity's primary source of operating income as compared to gain on sale of loans, which previously was recognized upon securitization. Home equity loans are securitized to provide a low cost method for funding our mortgage operations and to reduce our interest rate exposure on fixed rate loans.

For the year ended March 31, 2003, originations totaled 29,448 compared to 26,955 originations for the same period last year; origination volume was $2.51 billion compared to $2.09 billion for the same period last year and total applications increased 43.9% to 248,150 from 172,498 applications for the same period last year. For the year ended March 31, 2003, originations increased 9.2% while origination volume increased 19.8% due to an increase in average loan size. The slight increase in the number of originations relative to the larger increase in total applications is reflective of Home Equity's continued adherence to its credit underwriting guidelines. Average interest earning assets increased 48.4%, from $2,625.1 million in fiscal 2002 to $3,895.5 million in fiscal 2003, and the corresponding average interest bearing liabilities increased 52.6%, from $2,653.9 million in fiscal 2002 to $4,049.2 million in fiscal 2003, primarily due to an increase in the volume of loan originations and an increase in average loan size. The average yield earned on these assets decreased from 9.38% in fiscal 2002 to 8.76% in fiscal 2003, and the average rate paid on these liabilities decreased from 5.46% in fiscal 2002 to 4.38% in fiscal 2003, primarily due to lower interest rates in fiscal 2003 compared to fiscal 2002. The fact that the average rate paid on interest bearing liabilities decreased significantly more than the yield earned on interest earning assets decreased and the increase in originations noted above led to a 61.8% increase in net interest margin from $101.3 million in fiscal 2002 to $163.9 million in fiscal 2003.

At March 31, 2003, Home Equity's total servicing portfolio consisted of 74,402 loans totaling $5.48 billion compared to 62,833 loans totaling $4.37 billion at March 31, 2002. For the year ended March 31, 2003, service fee income related to this servicing was $51.4 million compared to $38.2 million for the same period last year.

The primary risks in Home Equity's operations are consistent with those of the financial services industry and include credit risk associated with its loans, liquidity risk related to funding its loans and interest rate risk prior to securitization of the loans. In addition, as Home Equity services its loans, it is also subject to customer prepayment risks.

Allowance for Losses

Home Equity originates and purchases loans in accordance with standard underwriting criteria. The underwriting standards are primarily intended to assess the creditworthiness of the mortgagee and the value of the mortgaged property and to evaluate the adequacy of the property as collateral for the home equity loan.

Home Equity establishes an allowance for losses by charging the provision for losses in the statement of consolidated earnings when it believes the event causing the loss has occurred. When Home Equity determines that a residential mortgage loan held for investment is partially or fully uncollectible, the estimated loss is charged against the allowance for losses. Recoveries on losses previously charged to the allowance are credited to the allowance at the time the recovery is collected.

We believe that the allowance for losses is sufficient to provide for credit losses in the existing residential mortgage loans held for investment, which include real estate owned. We evaluate the allowance on an aggregate basis considering, among other things, the relationship of the allowance to residential mortgage loans held for investment and historical credit losses. The allowance reflects our judgment of the present loss exposure at the end of the reporting period. A range of expected credit losses is estimated using historical losses, static pool loss curves and delinquency modeling. These tools take into consideration historical information regarding delinquency and loss severity experience and apply that information to the portfolio at each reporting date.

Although we consider the allowance for losses on residential mortgage loans held for investment reflected in our consolidated balance sheet to be adequate, there can be no assurance that this allowance will prove to be adequate over time to cover ultimate losses. This allowance may prove to be inadequate due to unanticipated adverse changes in the economy or discrete events adversely affecting specific customers or industries.

Changes in the allowance for losses on residential mortgage loans held for investment were as follows (dollars in thousands):

	For the Years Ended March 31,	
	2003	*2002*
Balance at Beginning of Period	$ 14,106	$ 2,814
Provision for Losses	34,859	17,415
Recoveries on Loans Charged Off	160	259
Losses Sustained	(20,741)	(6,382)
Balance at End of Period	$ 28,384	$14,106
Allowance as a Percentage of Gross Loans Held for Investment	0.6%	0.4%
Allowance as a Percentage of 90+ Days Contractual Delinquency	23.2%	16.9%
90+ Days Contractual Delinquency		
Total Dollars Delinquent	$122,479	$83,490
% Delinquent	2.6%	2.6%

The increase in the allowance for losses in fiscal 2003 occurred primarily because the amount of the residential mortgage loans held for investment increased and the residential mortgage loan portfolio continued to mature. As the age and size of the residential mortgage loan portfolio continues to mature and grow, we expect the balance in the allowance for losses, the loans charged off and the allowance ratio to continue to increase. The increase in 90+ days contractual delinquency at March 31, 2003 occurred primarily because the residential mortgage loan portfolio continued to mature.

Construction Products

The following summarizes Construction Products' results for the two-year period ended March 31, 2003 (dollars in millions):

	For the Years Ended March 31,	
	2003	*2002*
Revenues	$ 501.3	$ 471.1
Interest Income	0.1	2.5
Cost of Sales and Expenses	(399.4)	(392.2)
Selling, General and Administrative Expenses+	(5.7)	(5.5)
Operating Earnings*	$ 96.3	$ 75.9

+*Represents Construction Products' Corporate general and administrative expenses.*

**Before Minority Interest of $30.3 million and $20.8 million for fiscal 2003 and 2002, respectively.*

Construction Products' revenues for the year ended March 31, 2003 were 6.4% higher than the same period last year. These increases were primarily the result of a $29.3 million increase in gypsum wallboard revenues and a $8.6 million increase in paperboard revenues, partially offset by a $10.0 million decrease in cement revenues for the year ended March 31, 2003. The increase in gypsum wallboard and paperboard revenues was primarily caused by higher average net sales prices when compared to the same period last year. The decrease in cement revenues was primarily caused by lower average net sales prices when compared to the same period last year.

Construction Products' cost of sales remained relatively consistent with the prior year. For the year ended March 31, 2003, cost of sales was 1.8% higher than the same period last year, primarily due to higher power, fuel and maintenance costs for cement and higher energy costs for gypsum wallboard.

Construction Products' selling, general and administrative expenses for the year ended March 31, 2003 were 3.6% higher than the same period last year. This increase was primarily the result of higher office and professional expenses.

For the year ended March 31, 2003, Construction Products' operating earnings, net of minority interest, increased 27% from results for the same period a year ago. Operating earnings increased primarily due to the increase in gypsum wallboard and paperboard pricing noted above.

Construction Services

The following summarizes Construction Services' results for the two-year period ended March 31, 2003 (dollars in millions):

	For the Years Ended March 31,	
	2003	2002
Revenues	$1,517.8	$1,296.0
Operating Earnings	$ 30.7	$ 36.2
New Contracts Executed	$ 857	$ 1,455
Backlog of Uncompleted Contracts	$ 1,520	$ 2,180

Construction Services' revenues for the year ended March 31, 2003 were 17.1% higher than revenues for the same period last year. The increase in revenues was primarily the result of the stage of execution of certain longer-term contracts, as well as an increase in the volume of shorter-term contracts. Operating earnings for the group decreased 15.2% in the year ended March 31, 2003 compared to the same period last year primarily as a result of a decrease in project margins reflective of the current construction environment. In addition, in fiscal 2003, Construction Services recorded a project profit write-down of $2.1 million related to a single project and a $2.4 million write-down of a long-lived asset. For the year ended March 31, 2003, new contracts executed decreased 41.1% from the same period last year, and backlog of uncompleted contracts decreased 30.3% from March 31, 2002, due to reduced activity in the commercial construction industry and delays in the execution of contracts for awarded projects. Construction Services defines backlog as the uncompleted portion of all signed contracts. Future operating margins and earnings are likely to be impacted by this reduced activity and our lower backlog.

The Construction Services segment provided a positive average net cash flow in excess of our investment in the segment of $126.5 million for the year ended March 31, 2003 compared to $121.5 million for the same period last year.

Investment Real Estate

The following summarizes Investment Real Estate's results for the two-year period ended March 31, 2003 (dollars in millions):

	For the Years Ended March 31,	
	2003	2002
Revenues	$66.9	$72.4
Operating Earnings	$54.3	$48.1

Investment Real Estate's revenues for the year ended March 31, 2003 were 7.6% lower than revenues for the same period last year. Operating earnings from Investment Real Estate for the year ended March 31, 2003 totaled $54.3 million compared to $48.1 million in the same period last year. The fluctuations in revenues and operating earnings were primarily related to the timing of property sales and, as discussed below, fluctuations in results from Investment Real Estate's investment in Centex Development Company, L.P., or the Partnership.

Property contributed operating earnings of $18.3 million for the year ended March 31, 2003 and $35.8 million for the same period last year. The timing of land sales is uncertain and can vary significantly from period to period. It is not currently anticipated that any significant capital will be allocated to Investment Real Estate for new business development. Through its investment in the Partnership, Investment Real Estate will focus on the International Home Building operations and evaluate opportunistic real estate transactions.

Included in Investment Real Estate's operating earnings for the year ended March 31, 2003 were earnings of $33.6 million derived from its investment in the Partnership compared to earnings of $18.7 million for the same period last year. As noted in Note (G), "Centex Development Company, L.P.," of the Notes to Consolidated Financial Statements of Centex, the investment in the Partnership is not consolidated and is accounted for on the equity method of accounting.

The largest component of the Partnership is its International Home Building segment, based in London, England. Included in Investment Real Estate's operating earnings were earnings of $20.4 million and $12.3 million for the years ended March 31, 2003 and 2002, respectively, derived from International Home Building. The increase in earnings from last year was primarily due to an increase in profits from sales of certain land holdings and an improvement in homebuilding operating margins, offset by an increase in general and administrative expenses resulting primarily from personnel additions. For the years ended March 31, 2003 and 2002, this segment closed 1,492 units at an average sales price per unit of $235,930 and 1,387 units at an average sales price per unit of $204,251, respectively. Operating earnings per unit, before interest, were $15,369 and $10,358 for the years ended March 31, 2003 and 2002, respectively.

Other

Our Other segment includes Corporate general and administrative expenses, interest expense and minority interest. Also included in our Other segment are our manufactured housing operations and our home services operations, which are not material for purposes of segment reporting.

	For the Years Ended March 31,	
	2003	*2002*
Operating Loss from Manufactured Housing	$ (9.2)	$ (0.9)
Operating (Loss) Earnings from Home Services	(9.6)	4.0
	$ (18.8)	$ 3.1
Corporate General and Administrative Expense	$ 60.3	$ 50.2
Interest Expense	$119.6	$115.7
Minority Interest	$ 30.3	$ 20.8

The increase in our manufactured housing division's operating loss in the current year is due to expenses related to the spin-off referred to below and operations that will be discontinued, including, among other things, a write-down of the value of property, plant and equipment of retail operations, a write-down in the value of the Texas manufacturing facility and a write-down in retail inventories. The decrease in our home services division's operating earnings in the current year is primarily due to higher general and administrative expenses, including higher marketing costs, and an $8.0 million provision in the fourth quarter to reduce the carrying value of its remaining home security assets to estimated fair value. Our home services operations sold its chemical lawn care business in the second quarter. The sale of this business did not have a material effect on home service's operating earnings.

Subsequent to year end, on April 22, 2003, we announced the tax-free spin-off of the significant part of our manufactured homes operations to our shareholders. The spin-off will not have a material impact on our future earnings or debt coverage ratios.

Corporate general and administrative expense represents compensation and other costs not identifiable with a specific segment. The increase in corporate general and administrative expense is primarily related to an increase in personnel and higher compensation resulting from continued improvements in our performance.

The change in interest expense is primarily related to an increase in average debt outstanding for the year ended March 31, 2003 as compared to the same period last year. This increase is offset by an increase in net interest capitalized and lower interest rates during the year ended March 31, 2003 as compared to the same period last year.

The increase in minority interest is primarily related to an increase in the earnings of Centex Construction Products, Inc.

Our effective tax rate decreased to 30.1% for the year ended March 31, 2003 from 38.2% for the year ended March 31, 2002. The decrease in the effective tax rate is primarily the result of the utilization of net operating loss carryforwards during fiscal 2003. We expect that the effective tax rate will increase slightly in fiscal 2004 to approximately 32%.

Fiscal Year 2002 Compared to Fiscal Year 2001

We reported consolidated revenues of $7.75 billion for fiscal 2002, 15% above the $6.71 billion reported for fiscal 2001. Earnings before income taxes were $618.8 million, 42% more than the $436.3 million of earnings before income taxes

reported last year. Net earnings for fiscal 2002 reached $382.2 million, a historical high and a 36% improvement over net earnings of $282.0 million in fiscal 2001. Earnings per share for fiscal 2002 were $6.31 and $6.11 for basic and diluted, respectively, compared to $4.77 and $4.65 for the prior year.

Home Building

The following summarizes the results of our Home Building operations for the two-year period ended March 31, 2002 (dollars in millions, except per unit data):

	For the Years Ended March 31,			
	2002		2001	
		% of Revenues		% of Revenues
Revenues	$ 4,984.8	100.0%	$ 4,356.2	100.0%
Cost of Sales	(3,713.4)	(74.5%)	(3,304.9)	(75.9%)
Selling, General and Administrative Expenses	(743.9)	(14.9%)	(625.9)	(14.3%)
Operating Earnings	$ 527.5	10.6%	$ 425.4	9.8%
		% Change		% Change
Units Closed	22,960	11.1%	20,659	9.3%
Average Unit Sales Price	$213,738	3.8%	$205,913	7.5%
Operating Earnings Per Unit	$ 22,973	11.6%	$ 20,594	20.4%
Backlog Units	9,371	1.1%	9,265	22.2%

Revenues increased 14.4% in fiscal 2002 versus prior year, primarily due to the 11% increase in units closed, from 20,659 units to 22,960 units, and the 4% increase in average unit sales price, from $205,913 to $213,738.

Selling, general and administrative expenses increased 19% to $743.9 million in fiscal 2002 compared to $625.9 million in fiscal 2001. The increase primarily relates to higher compensation resulting from growth in Home Building's business and profitability.

Operating earnings for fiscal 2002 increased as a percentage of revenues and on a per-unit basis in comparison to fiscal 2001 as a result of several factors. Home Building continued to focus on reducing costs and improving operating margins through the reduction of direct construction costs. Moderate interest rates and softness in the prices of several key building materials, including lumber, cement and gypsum wallboard, are some of the factors that influenced the improved performance of the Home Building operation. Additional factors that contributed to an improved operating margin include purchasing efficiencies through regional and national programs, higher realized sales prices for our homes and more efficient house designs.

Centex Homes responded to the events of September 11, 2001 through increased marketing efforts, purchase incentives and price discounting. These activities helped stimulate demand, increase traffic to our neighborhoods and minimize unsold housing inventory. After a brief slowdown, the business recovered and no long term impacts have been noted.

Financial Services

Our Financial Services operations primarily are engaged in the residential mortgage banking business, as well as in other financial services that are in large part related to the residential mortgage market. These operations include mortgage origination, servcing and other related services for purchasers of homes sold by our Home Building operations and other homebuilders, as well as sub-prime home equity lending and the sale of title insurance and various other insurance coverages.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following summarizes Financial Services' results for the two-year period ended March 31, 2002 (dollars in millions):

	For the Years Ended March 31,	
	2002	2001
Revenues	$ 699.8	$ 463.6
Interest Margin	$ 107.7	$ 31.2
Operating Earnings	$ 114.7	$ 19.7
Origination Volume	$14,537.9	$10,598.5
Number of Loans Originated		
CTX Mortgage Company, L.L.C.		
Centex-built Homes	15,435	12,506
Non-Centex-built Homes	64,949	48,244
	80,384	60,750
Centex Home Equity Company, L.L.C.	26,955	26,418
	107,339	87,168

	For the Years Ended March 31,			
	2002	2001	2002	2001
	CTX Mortgage Company L.L.C.		Centex Home Equity Company, L.L.C.	
Average Interest Earning Assets	$243.7	$219.4	$2,625.1	$1,038.8
Average Yield	7.86%	7.79%	9.38%	10.10%
Average Interest Bearing Liabilities	$211.0	$193.3	$2,653.9	$1,002.2
Average Rate Paid	5.57%	5.78%	5.46%	7.44%

Financial Services' results are primarily derived from conforming mortgage banking and sub-prime home equity lending operations as described below.

Conforming Mortgage Banking

The operating earnings of CTX Mortgage are derived primarily from the sale of mortgage loans, inclusive of all service rights and, to a lesser extent, net interest income and other fees. CTX Mortgage originates mortgage loans, holds them for a short period and sells them to investors and HSF-I. HSF-I is an unaffiliated entity that is not consolidated with Financial Services or Centex Corporation and subsidiaries. HSF-I purchases mortgage loans, at closing, from CTX Mortgage with the proceeds from the issuance of securitized term debt, secured liquidity notes and five-year extendable subordinated certificates. The debt, interest income and interest expense of HSF-I are not reflected in the financial statements of Financial Services or Centex Corporation and subsidiaries. CTX Mortgage sold $10.20 billion and $6.69 billion of mortgage loans to HSF-I and repurchased $1.1 million and $0.3 million of delinquent or foreclosed mortgage loans from HSF-I during the years ended March 31, 2002 and 2001, respectively. CTX Mortgage recognized gains on the sale of mortgage loans of $188.9 million and $153.6 million for the years ended March 31, 2002 and 2001, respectively. For additional information regarding HSF-I, see "Certain Off-Balance-Sheet and Other Obligations" on pages 76-78 of this Report.

CTX Mortgage's operating earnings were $91.4 million for fiscal 2002, 169% higher than earnings of $34.0 million for fiscal 2001. The increase in CTX Mortgage's operating earnings is primarily due to a significant increase in mortgage origination volume, including substantial mortgage refinancing activity, that was the result of lower mortgage rates in the first, second and third quarters of fiscal 2002 compared to the same periods last year. For the year ended March 31, 2002, originations totaled 80,384 compared to 60,750 originations last fiscal year; loan volume was $12.45 billion compared to $8.88 billion for last fiscal year; the per-loan profit was $1,137, an increase of 103% compared to $560 for last fiscal year and total mortgage applications increased 8% to 76,532 from 70,642 applications for last fiscal year. For the year ended March 31, 2002, per-loan profit increased primarily due to an increase in Title and Insurance revenues, an improvement in the spread between the weighted average coupon rate of loans originated by CTX Mortgage and its cost of funds and a decrease in CTX Mortgage's cost per loan originated.

In the normal course of its activities, CTX Mortgage carries inventories of loans pending sale to investors other than HSF-I and earns an interest margin, that we define as the difference between interest revenue on mortgage loans held for sale or investment and interest expense on debt used to fund the mortgage loans. CTX Mortgage uses short-term mortgage warehouse facilities to finance these inventories of loans. CTX Mortgage's interest income increased 9% in fiscal 2002 to $20.6 million from $18.9 million for last fiscal year. CTX Mortgage's interest expense for fiscal 2002 was $14.2 million, a 22% decrease from $18.1 million for last year. The increase in CTX Mortgage's interest margin from $0.8 million to $6.4 million was primarily due to increased origination volume resulting from an increase in refinancing activities and lower interest rates on borrowings.

Sub-Prime Home Equity Lending

Home Equity returned to profitability in fiscal 2002 after having begun to account for its securitizations completed subsequent to March 31, 2000 as borrowings rather than as sales, as discussed further below. Home Equity reported operating earnings of $25.1 million for fiscal 2002, as compared to an operating loss of $14.3 million for fiscal 2001. The increase in Home Equity's operating earnings is primarily the result of an increase in interest margin to $101.3 million in fiscal 2002 from $30.3 million in fiscal 2001. Interest margin increased primarily as a result of an increase in the portfolio of mortgage loans held for investment.

From October 1997 through March 2000, a majority of Home Equity's loans originated were included in securitizations that utilized a structure that caused them to be accounted for as sales. The estimated gain on the sale of these loans was included in earnings during the period in which the securitization transaction closed. We changed the structure of securitizations beginning April 1, 2000. As a result of the change, subsequent securitizations have been accounted for as borrowings. Under this structure, we record interest over the life of the loans using the interest, or actuarial method. The mortgage loans receivable and the securitization debt remain on Home Equity's balance sheet and the related interest margin is reflected in our income statement. The change in structure of the securitizations has no effect on the ultimate cash flow and profit recognized over the life of the mortgages. However, the change in accounting for securitizations did affect the timing of profit recognition. Interest margin, which is recognized over the life of the loan, is now Home Equity's primary source of operating income as compared to gain on sale of loans, which previously was recognized upon securitization. As the balance of securitizations accounted for as borrowings increases, the operating earnings should continue to increase. For the fiscal year ended March 31, 2002, originations totaled 26,955 compared to 26,418 originations for last fiscal year; loan volume was $2.09 billion compared to $1.72 billion for last fiscal year and total applications increased 16% to 172,498 from 148,702 applications for last fiscal year. Average interest earning assets increased 152.7%, from $1,038.8 million in fiscal 2001 to $2,625.1 million in fiscal 2002, and the corresponding average interest bearing liabilities increased 164.8%, from $1,002.2 million in fiscal 2001 to $2,653.9 million in fiscal 2002, primarily due to an increase in the volume of loan originations and an increase in average loan size. The average yield earned on these assets decreased from 10.10% in fiscal 2001 to 9.38% in fiscal 2002, and the average rate paid on these liabilities decreased from 7.44% in fiscal 2001 to 5.46% in fiscal 2002, primarily due to lower interest rates in fiscal 2002 compared to fiscal 2001. The fact that the average rate paid on interest bearing liabilities decreased significantly more than the yield earned on interest earning assets decreased and the increase in originations noted above led to a 234.3% increase in net interest margin, from $30.3 million in fiscal 2001 to $101.3 million in fiscal 2002.

At March 31, 2002, Home Equity's total servicing portfolio consisted of 62,833 loans totaling $4.37 billion compared to 49,717 loans totaling $3.27 billion at March 31, 2001. For fiscal 2002, service fee income related to this long-term servicing was $38.2 million compared to $25.9 million for fiscal 2001.

Allowance for Losses

Home Equity originates and purchases loans in accordance with standard underwriting criteria. The underwriting standards are primarily intended to assess the creditworthiness of the mortgagee and the value of the mortgaged property and to evaluate the adequacy of the property as collateral for the home equity loan.

Home Equity establishes an allowance for losses by charging the provision for losses in the statement of consolidated earnings when it believes the event causing the loss has occurred. When Home Equity determines that a residential mortgage loan held for investment is partially or fully uncollectible, the estimated loss is charged against the allowance for losses. Recoveries on losses previously charged to the allowance are credited to the allowance for losses. Recoveries on losses previously charged to the allowance are credited to the allowance at the time the recovery is collected.

We believe that the allowance for losses is sufficient to provide for credit losses in the existing residential mortgage loans held for investment, which include real estate owned. We evaluate the allowance on an aggregate basis considering, among other things, the relationship of the allowance to residential mortgage loans held for investment and historical credit losses. The allowance reflects our judgment of the present loss exposure at the end of the reporting period. A range of expected credit losses is estimated using historical losses, static pool loss curves and delinquency modeling. These tools take into consideration historical information regarding delinquency and loss severity experience and apply that information to the portfolio at each reporting date.

Although we consider the allowance for losses on residential mortgage loans held for investment reflected in our consolidated balance sheet to be adequate, there can be no assurance that this allowance will prove to be adequate over time to cover ultimate losses. This allowance may prove to be inadequate due to unanticipated adverse changes in the economy or discrete events adversely affecting specific customers or industries.

Changes in the allowance for losses on residential mortgage loans held for investment were as follows (dollars in thousands):

	For the Years Ended March 31,	
	2002	2001
Balance at Beginning of Period	$ 2,814	$ –
Provision for Losses	17,415	4,453
Recoveries on Loans Charged Off	259	11
Losses Sustained	(6,382)	(1,650)
Balance at End of Period	$14,106	$ 2,814
Allowance as a Percentage of Gross Loans Held for Investment	0.4%	0.2%
Allowance as a Percentage of 90+ Days Contractual Delinquency	16.9%	10.0%
90+ Days Contractual Delinquency		
Total Dollars Delinquent	$83,490	$28,013
% Delinquent	2.6%	1.6%

The allowance for losses on residential mortgage loans held for investment has increased to $14.1 million at March 31, 2002 from $2.8 million at March 31, 2001. In addition, the ratio of allowance for losses to residential mortgage loans held for investment, or the allowance ratio, increased to 0.4% at March 31, 2002 from 0.2% at March 31, 2001. Prior to April 2000, the residential mortgage loans were recorded as sales and anticipated future credit losses were considered in valuing the MSRI. As a result, no allowance for losses was necessary. After April 2000, we began recording residential mortgage loans held for investment on the balance sheet, as previously discussed, and, accordingly, began recording an allowance for losses based on management's judgment of loss exposure. The increase in the allowance for losses occurred primarily because the amount of the residential mortgage loans held for investment increased and the residential mortgage loan portfolio continued to mature. As the age and size of the residential mortgage loan portfolio continues to mature and grow, we expect the balance in the allowance for losses, the loans charged off and the allowance ratio to continue to increase. The increase in 90+ days contractual delinquency at March 31, 2002 occurred primarily because the residential mortgage loan portfolio continued to mature.

Construction Products

The following summarizes Construction Products' results for the two-year period ended March 31, 2002 (dollars in millions):

	For the Years Ended March 31,	
	2002	2001
Revenues	$ 471.1	$ 441.1
Interest Income	2.5	6.7
Cost of Sales and Expenses	(392.2)	(341.8)
Selling, General and Administrative Expenses+	(5.5)	(6.6)
Operating Earnings*	$ 75.9	$ 99.4

+Represents Construction Products' Corporate general and administrative expenses.
**Before Minority Interest of $20.8 million and $32.4 million for fiscal 2002 and 2001, respectively.*

Construction Products' revenues were 7% higher than the same period last year. This increase was primarily the result of an increase in cement and paperboard revenues and from a full year of sales at the Oklahoma wallboard plant that was acquired in November 2000 as discussed below. Sales volume improved for every product except concrete. However, pricing for gypsum wallboard fell 20% compared to the prior year. For the current year, Construction Products' operating earnings, net of minority interest, represented a 24% decrease from results for the same period a year ago. Operating earnings declined primarily as a result of an 83% decrease in gypsum wallboard earnings resulting from the previously discussed decline in gypsum wallboard prices. During the first two quarters of fiscal 2002, gypsum wallboard pricing declined primarily as a result of excess supply. However, gypsum wallboard prices rebounded in the third and fourth quarters of fiscal 2002, softening the negative impact on earnings.

During November 2000, Construction Products purchased selected strategic assets summarized below, and assumed certain liabilities. The purchase price, including the assumption of debt, was approximately $442 million. Funding came from cash on hand and borrowings under Construction Products' $325 million senior credit facility. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the underlying assets acquired and liabilities assumed based on their fair market values at the date of the acquisition. The results of operations of the asset purchase since November 10, 2000 are included in Construction Products' financial information.

The principal assets Construction Products acquired in November 2000 were: a gypsum wallboard plant located in Duke, Oklahoma with a production capacity of 1.1 billion square feet of wallboard; a short line railroad and railcars linking the Duke plant to adjacent railroads; a recently completed 220,000 ton-per-year lightweight recycled paper mill in Lawton, Oklahoma; a 50,000 ton-per-year Commerce City (Denver), Colorado recycled paper mill and three recycled paper fiber collection sites. The Commerce City, Colorado paperboard mill was idled on April 23, 2001. The idled facility was recorded at its estimated net realizable value of $5.0 million at the purchase date, which approximates current fair market value. The paper operations are headquartered in Lawton, Oklahoma and focus primarily on the gypsum wallboard paper business.

Construction Services

The following summarizes Construction Services' results for the two-year period ended March 31, 2002 (dollars in millions):

	For the Years Ended March 31,	
	2002	2001
Revenues	$1,296.0	$1,290.4
Operating Earnings	$ 36.2	$ 30.9
New Contracts Executed	$1,455.0	$1,930.1
Backlog of Uncompleted Contracts	$2,180.3	$2,021.7

Construction Services' revenues for fiscal 2002 were 0.4% higher than last year's revenues. Operating earnings for the group improved in fiscal 2002 as a result of a continuing shift in recent years to higher-margin negotiated projects from lower-margin bid work. New Contracts Executed decreased 25% from prior year and Backlog of Uncompleted Contracts increased 8% in fiscal 2002, primarily due to uncertainties in the marketplace following the events of September 11, 2001. No long term impact from these events has been noted.

The Construction Services segment provided a positive average annual net cash flow in excess of our investment in the segment of $121.5 million in fiscal 2002 and $97.8 million in fiscal 2001.

Investment Real Estate

The following summarizes Investment Real Estate's results for the two-year period ended March 31, 2002 (dollars in millions):

	For the Years Ended March 31,	
	2002	2001
Revenues	$72.4	$33.0
Operating Earnings	$48.1	$50.9

Included in Investment Real Estate's fiscal 2002 revenues and operating earnings was $18.7 million derived from its investment in Centex Development Company compared to $4.6 million in fiscal 2001. As noted in Note (G), "Centex Development Company, L.P.," on pages 47-49 of this Report, the investment in Centex Development Company is not consolidated and is accounted for on the equity method of accounting. Property sales contributed revenues and operating earnings of $47.9 million and $35.8 million, respectively, in fiscal 2002 and $24.6 million and $13.6 million, respectively, in fiscal 2001. The timing of land sales is uncertain and can vary significantly from period to period.

Fiscal 2002 operating earnings from Investment Real Estate totaled $48.1 million compared to $50.9 million in the prior year. During fiscal 2001, the remaining negative goodwill was fully accreted.

The largest component of Centex Development Company is its International Home Building segment, which operates through Fairclough Homes Group Limited, or Fairclough, a London, England-based homebuilder. Investment Real Estate's investment in Fairclough, through Centex Development Company, resulted in revenues and operating earnings of $12.3 million in fiscal 2002 and an operating loss of $34,000 in fiscal 2001. The increase in Fairclough's operating earnings was primarily due to the fact that the obligation to pay a preferred distribution on certain preference shares, issued when Centex Development Company acquired Fairclough, ended at the end of fiscal 2001. For fiscal 2002 and 2001, Fairclough closed 1,387 units at an average sales price per unit of $204,251 and 1,243 units at an average sales price per unit of $203,587, respectively. Operating earnings per unit, before interest, were $10,358 and $6,339 for fiscal 2002 and 2001, respectively.

Other

Our Other segment includes Corporate general and administrative expense, interest expense and minority interest. Also included in our Other segment are our manufactured homes operations and our home services operations, which are not material for purposes of segment reporting.

	For the Years Ended March 31,	
	2002	2001
Operating Loss from Manufactured Housing	$ (0.9)	$(26.1)
Operating Earnings from Home Services	4.0	1.1
Operating Earnings from Other, net	–	3.4
	$ 3.1	$(21.6)
Corporate General and Administrative Expense	$ 50.2	$ 36.9
Interest Expense	$115.7	$ 99.1
Minority Interest	$ 20.8	$ 32.4

Our manufactured homes operations had an operating loss of $0.9 million for fiscal 2002 versus a loss of $26.1 million for fiscal 2001. The fiscal 2001 loss is primarily due to a noncash charge of $19.2 million. This charge primarily was comprised of $9.5 million for the impairment of goodwill related to the manufactured homes' retail operations and $6.5 million related to the idling of two manufacturing facilities. The charge for impairment was the result of continued losses in the retail division, which are consistent with trends of losses recognized throughout this industry.

Our home services operations reported operating earnings of $4.0 million for fiscal 2002 compared to operating earnings of $1.1 million for fiscal 2001. The increase in operating earnings primarily relates to growth in the pest and lawn operations.

Corporate general and administrative expense increased 36% to $50.2 million in fiscal 2002 compared to $36.9 million in fiscal 2001. The increase primarily relates to higher compensation resulting from growth in our profitability. Corporate

general and administrative expenses represent compensation and other costs not identifiable with a specific segment.

Interest expense increased 17% to $115.8 million in fiscal 2002 compared to $99.1 million in fiscal 2001. Higher average debt levels, partially offset by lower interest rates, caused most of the increase in interest expense.

Our effective tax rate increased to 38% in fiscal 2002 from 35% in fiscal 2001. The increase in state income taxes and the absence of negative goodwill accretion in fiscal 2002 primarily caused this increase.

Financial Condition and Liquidity

At March 31, 2003, we had cash and cash equivalents of $472.1 million, including $15.1 million in Financial Services and $13.6 million belonging to our 65.1%-owned Construction Products subsidiary. The consolidating net cash used in or provided by the operating, investing and financing activities for the years March 31, 2003, 2002 and 2001 is summarized below (dollars in thousands). See "Statements of Consolidated Cash Flows with Consolidating Details" on pages 30-31 of this Report for the detail supporting this summary. Note that we use the term Centex to represent a supplemental consolidating presentation that reflects the Financial Services segment as if accounted for under the equity method.

	For the Years Ended March 31,		
	2003	*2002*	*2001*
Net Cash (Used in) Provided by			
Centex*			
Operating Activities	$ (132,884)	$ 10,890	$ 93,049
Investing Activities	107,333	(232,487)	(659,417)
Financing Activities	289,931	368,201	492,654
	264,380	146,604	(73,714)
Financial Services			
Operating Activities	(38,348)	185,678	107,320
Investing Activities	(1,413,710)	(1,506,994)	(1,801,278)
Financing Activities	1,440,015	1,336,676	1,689,571
	(12,043)	15,360	(4,387)
Centex Corporation and Subsidiaries			
Operating Activities	(5,509)	67,886	214,543
Investing Activities	(1,545,877)	(1,636,719)	(2,424,869)
Financing Activities	1,803,723	1,730,797	2,132,225
Net Increase (Decrease) in Cash	$ 252,337	$ 161,964	$ (78,101)

**"Centex" represents a supplemental presentation that reflects the Financial Services segment as if accounted for under the equity method. We believe that separate disclosure of the consolidating information is useful because the Financial Services subsidiaries operate in a distinctly different financial environment that generally requires significantly less equity to support their higher debt levels compared to the operations of our other subsidiaries; the Financial Services subsidiaries have structured their financing programs substantially on a stand alone basis; and we have limited obligations with respect to the indebtedness of our Financial Services subsidiaries. Management uses this information in its financial and strategic planning. We also use this presentation to allow investors to compare us to homebuilders that do not have financial services operations.*

We generally fund our Centex operating and other short-term needs through cash from operations, borrowings from commercial paper and other short-term credit arrangements and the issuance of medium-term notes and other debt securities. During fiscal 2003, cash was primarily used in Centex Operating Activities to finance increases in housing inventories relating to the increased level of sales and resulting units under construction during the year and for the acquisition of land held for development. The funds provided by Centex Financing Activities were primarily from new debt used to fund the increased homebuilding activity.

We generally fund our Financial Services operating and other short-term needs through credit facilities, securitizations, proceeds from the sale of mortgage loans to HSF-I and cash flows from operations, as described below. During fiscal 2003, cash was primarily used in Financial Services Investing Activities to finance increases in residential mortgage loans held for investment. The funds provided by Financial Services Financing Activities were primarily from new debt used to fund the increased residential mortgage loan activity.

Centex Corporation currently has an investment-grade credit rating from each of the principal credit rating agencies. Our ability to finance our activities on favorable terms is dependent to a significant extent on whether we are able to maintain

our investment-grade credit ratings. We attempt to manage our debt levels in order to maintain investment-grade ratings. If, however, our debt ratings were downgraded, we would not have access to the commercial paper markets and might need to draw on our existing committed backup facility, which exceeds our commercial paper program size.

Our existing credit facilities and available capacity as of March 31, 2003 are summarized below (dollars in thousands):

	Existing Credit Facilities	*Available Capacity*
Centex		
Centex Corporation		
Multi-Bank Revolving Credit Facility	$ 700,000	$ 700,000 [1]
Uncommitted Bank Lines	60,000	60,000
Construction Products		
Senior Revolving Credit Facility	155,000	91,200 [2]
Annually Renewable Commercial Paper Conduit	50,000	24,743 [2]
	965,000	875,943
Financial Services		
Unsecured Credit Facilities	125,000	53,500 [3]
Secured Credit Facilities	415,000	202,806 [4]
Harwood Street Funding II, L.L.C. Facility	1,500,000	865,917
	2,040,000	1,122,223
	$3,005,000	$1,998,166 [5]

(1) This is a committed, multi-bank revolving credit facility, maturing in August 2005, which serves as backup for commercial paper borrowings. As of March 31, 2003, there were no borrowings under this backup facility, and our $600 million commercial paper program had no issuance outstanding. We have not borrowed under this facility since its inception.

(2) These committed facilities were entered into by Construction Products and have no recourse to Centex Corporation. The Senior Revolving Credit Facility matures in March 2006 and the Annually Renewable Commercial Paper Conduit matures in June 2004.

(3) Centex Corporation, CTX Mortgage and Home Equity, on a joint and several basis, share in a $125 million uncommitted, unsecured credit facility.

(4) CTX Mortgage and Home Equity share in a $250 million committed secured credit facility to finance mortgage inventory. CTX Mortgage also maintains $155 million of committed secured mortgage warehouse facilities to finance mortgages not sold to HSF-I. Home Equity also maintains a $10 million committed secured mortgage warehouse facility to finance mortgages.

(5) The amount of available capacity consists of $1.88 billion of committed borrowings and $113.5 million of uncommitted borrowings as of March 31, 2003. Although we believe that the uncommitted capacity is currently available, there can be no assurance that the lenders under the applicable facilities would elect to make advances to Centex Corporation or its subsidiaries if and when requested to do so.

CTX Mortgage finances its inventory of mortgage loans principally through sales of Jumbo "A" and conforming loans to HSF-I. HSF-I acquires mortgage loans from CTX Mortgage, holds them for a period averaging between 45 and 60 days and then resells them into the secondary market. HSF-I obtains the funds needed to purchase eligible mortgage loans from CTX Mortgage by issuing investment grade senior debt obligations and subordinated certificates. The purpose of this arrangement is to allow CTX Mortgage to reduce the cost of financing the mortgage loans originated by it and to improve its liquidity. For additional information regarding HSF-I, see "Certain Off-Balance-Sheet and Other Obligations" on pages 76-78 of this Report.

Home Equity finances its inventory of mortgage loans through HSF-II, a wholly-owned, consolidated entity, under a revolving sales agreement that expires upon final payment of the senior and subordinated debt issued by HSF-II. This arrangement, where HSF-II has committed to finance all eligible loans, gives Home Equity daily access to HSF-II's capacity of $1.50 billion. HSF-II obtains funds through the sale of subordinated notes that are rated BBB by Standard & Poor's, or S&P, Baa2 by Moody's Investors Service, or Moody's, and BBB by Fitch Ratings, or Fitch, and short-term secured liquidity notes that are rated A1+ by S&P, P1 by Moody's and F1+ by Fitch. Because HSF-II is a consolidated entity, the debt, interest income and interest expense of HSF-II are reflected in the financial statements of Financial Services.

Under our debt covenants, we are required to maintain certain leverage and interest coverage ratios and a minimum tangible net worth. At March 31, 2003, we were in compliance with all of these covenants.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of March 31, 2003, our short-term debt was $867.5 million, approximately $842.2 million of which was applicable to Financial Services and $25.3 million of which was applicable to Construction Products. Excluding Financial Services and Construction Products, our short-term borrowings are generally financed at prevailing market interest rates from our commercial paper programs and from uncommitted bank facilities.

During fiscal 2003, we issued three senior notes and issued notes under a medium-term note program. The senior notes included $225.0 million at 5.80%, maturing in fiscal year 2010; $35.0 million at 5.46%, maturing in fiscal year 2008 and $300.0 million at 4.75%, maturing in fiscal year 2008. The issuance under the medium-term note program was for $15.0 million at three month LIBOR plus 1.75% (initial rate 3.36%), maturing in fiscal year 2006.

Our outstanding debt as of March 31, 2003 was as follows (dollars in thousands):[1]

Centex	
Short-Term Notes Payable	$ 25,257
Senior Debt:	
Medium-Term Note Programs, weighted-average 4.79%, due through 2007	281,000
Long-Term Notes, weighted-average 7.05%, due through 2012	1,508,116
Other Indebtedness, weighted-average 2.81%, due through 2010	91,919
Subordinated Debt:	
Subordinated Debentures, 7.38%, due in 2006	99,894
Subordinated Debentures, 8.75%, due in 2007	99,694
	2,105,880
Financial Services	
Short-Term Debt:	
Short-Term Notes Payable	283,146
Harwood Street Funding II, L.L.C. Secured Liquidity Notes	559,083
Home Equity Loans Asset-Backed Certificates, weighted-average 4.52%, due through 2033	4,081,590
Harwood Street Funding II, L.L.C. Variable Rate Subordinated Notes, weighted-average 3.38% due through 2008	75,000
	4,998,819
Total	$7,104,699

(1) Certain of the borrowings described in the table above vary on a seasonal basis and depend on the working capital needs of our operations.

Our future obligations primarily consist of long-term debt and operating leases. We had no future obligations related to capital leases, purchase obligations or other long-term liabilities at March 31, 2003. Maturities of long-term debt and future obligations under operating leases of Centex and Financial Services (in thousands) during the next five years ending March 31 are:

	Long-term Debt			*Total*
	Centex	*Financial Services*	*Total*	*Operating Leases*
2004	$ 27,571	$1,085,397	$1,112,968	$47,666
2005	32,444	877,255	909,699	39,940
2006	395,124	666,675	1,061,799	31,326
2007	290,414	632,240	922,654	24,972
2008	359,341	771,340	1,130,681	25,093
Thereafter	975,729	123,683	1,099,412	49,539
	$2,080,623	$4,156,590	$6,237,213	$218,536

Financial Services debt related to securitized residential mortgage loans structured as collateralized borrowings (Home Equity Loans Asset-Backed Certificates) was $4.08 billion at March 31, 2003 and has no recourse to Home Equity or Centex Corporation. The principal and interest on these notes are paid using the cash flow from the underlying residential mortgage loans, which serve as collateral for the debt. Accordingly, the timing of the principal payments on these notes is dependent upon the payment received on the underlying residential mortgage loans. The expected maturities of this component of long-term debt are based on contractual maturities adjusted for projected repayments and prepayments of principal. As is common in these structures, Home Equity remains liable for customary loan representations.

Certain Off-Balance-Sheet and Other Obligations

The following is a summary of certain off-balance-sheet arrangements and other obligations and their possible effects on our liquidity and capital resources.

Harwood Street Funding I, L.L.C.

HSF-I is an unaffiliated entity established in July 1999 that is not consolidated with Financial Services or Centex Corporation and subsidiaries as of March 31, 2003. Since December 1999, CTX Mortgage has sold substantially all of the Jumbo "A" and conforming mortgage loans that it originates to HSF-I in accordance with the HSF-I Purchase Agreement. When HSF-I acquires these loans, it typically holds them for a period averaging between 45 and 60 days and then resells them into the secondary market. HSF-I obtains the funds needed to purchase eligible mortgage loans from CTX Mortgage by issuing (1) securitized medium-term debt that is currently rated AAA by S&P and Aaa by Moody's, (2) short-term secured liquidity notes that are currently rated A1+ by S&P and P1 by Moody's and (3) subordinated certificates maturing in September 2004 and November 2005, extendable for up to five years, that are rated BBB by S&P and Baa2 by Moody's. This arrangement provides CTX Mortgage with reduced financing cost for eligible mortgage loans it originates and improves its liquidity.

Under the terms of the HSF-I Purchase Agreement, CTX Mortgage may elect to sell to HSF-I, and HSF-I is obligated to purchase from CTX Mortgage, mortgage loans that satisfy certain eligibility criteria and portfolio requirements. The maximum amount of mortgage loans that HSF-I is allowed to carry in its inventory under the HSF-I Purchase Agreement is limited to $2.50 billion.

HSF-I's commitment to purchase eligible mortgage loans continues in effect until the occurrence of certain termination events described in the HSF-I Purchase Agreement. These termination events primarily relate to events of default under, or other failure to comply with, the provisions, including loan portfolio limitations, of the agreements that govern the mortgage loan warehouse program but also include a downgrade in Centex Corporation's credit ratings below BB+ by S&P or Ba1 by Moody's. In the event CTX Mortgage was unable to sell loans to HSF-I, it would draw on existing credit facilities currently held in addition to HSF-I. In addition, it might need to make other customary financing arrangements to fund its mortgage loan origination activities. Although we believe that CTX Mortgage could arrange for alternative financing that is common for non-investment grade mortgage companies, there can be no assurance that such financing would be available on satisfactory terms, and any delay in obtaining such financing could adversely affect the results of operations of CTX Mortgage.

In accordance with the HSF-I Purchase Agreement, CTX Mortgage acts as servicer of the loans owned by HSF-I and arranges for the sale of the eligible mortgage loans into the secondary market. In its capacity as servicer, CTX Mortgage must act in the best interests of HSF-I so as to maximize the proceeds of sales of eligible mortgage loans. The performance of obligations of CTX Mortgage, solely in its capacity as servicer, is guaranteed by Centex Corporation. CTX Mortgage received $13.3 million, $9.8 million and $5.0 million in fees for servicing loans owned by HSF-I in fiscal 2003, 2002 and 2001, respectively. These servicer obligations include repurchasing a mortgage loan from HSF-I in the event of a breach of the servicer's representations and warranties, which materially and adversely affects the value of the mortgage loan and is not cured within 60 days.

HSF-I has entered into a swap arrangement with a bank, that we refer to as the Harwood Swap, under which the bank has agreed to make certain payments to HSF-I, and HSF-I has agreed to make certain payments to the bank, the net effect of which is that the bank has agreed to bear certain interest rate risks, non-credit related market risks and prepayment risks related to the mortgage loans held by HSF-I. The purpose of this arrangement is to provide credit enhancement to HSF-I by permitting it to hedge these risks with a counterparty having a short-term credit rating of A1+ from S&P and P1 from Moody's. Additionally, we have entered into a separate swap arrangement with the bank pursuant to which we have agreed to pay to the bank all amounts that the bank is required to pay to HSF-I pursuant to the Harwood Swap plus a

monthly fee equal to a percentage of the notional amount of the Harwood Swap, and the bank is required to pay to us all amounts that the bank receives from HSF-I pursuant to the Harwood Swap. Accordingly, we effectively bear all interest rate risks, non-credit related market risks and prepayment risks that are the subject of the Harwood Swap. Financial Services executes the forward sales of CTX Mortgage's loans to hedge the risk of reductions in value of mortgages sold to HSF-I or maintained under secured financing agreements. This offsets most of our risk as the counterparty to the swap supporting the payment requirements of HSF-I. We are also required to reimburse the bank for certain expenses, costs and damages that it may incur.

As of March 31, 2003, HSF-I owned $2.27 billion in securitized residential mortgage loans sold to it by CTX Mortgage and had $2.16 billion of outstanding securitized term debt and $0.11 billion of outstanding subordinated certificates. We do not guarantee the payment of any debt or subordinated certificates of HSF-I, and we are not liable for credit losses relating to securitized residential mortgage loans sold to HSF-I. However, we do retain certain risks related to the portfolio of mortgage loans held by HSF-I. In particular, CTX Mortgage makes representations and warranties to HSF-I to the effect that each mortgage loan sold to HSF-I satisfies the eligibility criteria and portfolio requirements discussed above. CTX Mortgage may be required to repurchase mortgage loans sold to HSF-I if such mortgage loans are determined to be ineligible loans or there occur certain other breaches of representations and warranties of CTX Mortgage, as seller or servicer. Centex Corporation guarantees CTX Mortgage's obligation to repurchase such loans. CTX Mortgage records a liability for its estimated losses for these obligations and such amount is included in its loan origination reserve. CTX Mortgage sold $10.55 billion, $10.20 billion and $6.69 billion of mortgage loans to HSF-I and repurchased $6.9 million, $1.1 million and $0.3 million of delinquent or foreclosed mortgage loans from HSF-I during the years ended March 31, 2003, 2002 and 2001, respectively. CTX Mortgage recognized gains on the sale of mortgage loans of $254.6 million, $188.9 million and $153.6 million for the years ended March 31, 2003, 2002 and 2001, respectively.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which clarifies the accounting for certain entities in which equity investors do not have a controlling financial interest or the entity is unable to finance its activities without additional subordinated financial support from other parties. We believe it is probable that our interest in HSF-I will qualify as a variable interest under FIN 46, resulting in the consolidation of HSF-I in our financial statements beginning July 1, 2003. The consolidation of HSF-I will increase our residential mortgage loans held for sale, with a corresponding increase to our financial services debt. The impact on our financial position and results will be dependent upon the amount of residential mortgage loans and debt held by HSF-I upon adoption of FIN 46.

3333 Holding Corporation, 3333 Development Corporation and Centex Development Company, L.P.

3333 Holding Corporation, 3333 Development Corporation and the Partnership are entities that are neither affiliates of nor consolidated with Centex Corporation and subsidiaries at March 31, 2003. These entities were established in 1987 to broaden the range of business activities that may be conducted for the benefit of our stockholders to include general real estate development. We determined that this expansion would improve stockholder value through longer-term real estate investments, real estate developments and the benefits of the partnership form of business. The Partnership is managed by its general partner, 3333 Development Corporation, a wholly-owned subsidiary of 3333 Holding Corporation. We generally are not liable for the obligations of 3333 Holding Corporation, 3333 Development Corporation or the Partnership. However, as of March 31, 2003, we guaranteed approximately $1.1 million of indebtedness of the Partnership. In addition, we enter into certain land purchase and other transactions with the Partnership. For additional information regarding these entities, see the Joint Explanatory Note at the beginning of this Report and the financial statements of the Partnership, filed in tandem with this Report. In addition, for information regarding these entities and Centex Corporation and subsidiaries, on an aggregate basis, see Note (G), "Centex Development Company, L.P.," of the Notes to Consolidated Financial Statements of Centex Corporation. For a discussion of the impact of FIN 46 on our accounting for transactions with these entities, see "Recent Accounting Pronouncements" below.

Joint Ventures

We conduct a portion of our land acquisition, development and other activities through our participation in joint ventures in which we hold less than a majority interest. These joint ventures are typically large in nature, and partnering with other developers allows Centex Homes to share the risks and rewards of ownership while providing for efficient asset utilization. Our investment in these non-consolidated joint ventures, accounted for using the equity method, was $102.3 million and $94.6 million at March 31, 2003 and 2002, respectively. These joint ventures had total outstanding secured construction

debt of approximately $232.5 million and $144.6 million at March 31, 2003 and 2002, respectively. Our liability with respect to this debt, based on our ownership percentage of the related joint ventures, is limited to approximately $56.4 million and $27.9 million at March 31, 2003 and 2002, respectively. Under the structure of this debt, we become liable up to these amounts only to the extent that the construction debt exceeds a certain percentage of the value of the project. At March 31, 2003 and 2002, we were not liable for any of this debt. For a discussion of the impact of FIN 46 on our accounting for transactions with non-consolidated joint ventures, see "Recent Accounting Pronouncements" below.

Letters of Credit and Guarantees

At March 31, 2003, we had outstanding letters of credit of $116.8 million that primarily relate to development obligations of Home Building. We expect that the obligations secured by these letters of credit will generally be performed by our subsidiaries in the ordinary course of business and in accordance with the applicable contractual terms. To the extent that the underlying commercial obligations are performed by our subsidiaries, the related letters of credit will be released and we will not have any continuing obligations. We have no material third-party guarantees.

Critical Accounting Policies

Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with generally accepted accounting principles, a change in the facts and circumstances of the underlying transactions could significantly change the application of the accounting policies and the resulting financial statement impact. Listed below are those policies that we believe are critical and require the use of complex judgment in their application.

Impairment of Long-Lived Assets

Housing projects and land held for development and sale are stated at the lower of cost (including direct construction costs, capitalized interest and real estate taxes) or fair value less cost to sell. Property and equipment is carried at cost less accumulated depreciation. We assess these assets for recoverability in accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS No. 144. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses and other factors. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill

Goodwill represents the excess of purchase price over net assets of businesses acquired. We adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142, effective April 1, 2001. Upon the adoption of SFAS No. 142, goodwill is no longer subject to amortization. Rather, goodwill will be subject to at least an annual assessment for impairment, at the reporting unit level, by applying a fair value-based test. If the carrying amount exceeds the fair value, an impairment would occur. We continually evaluate whether events and circumstances have occurred that indicate the remaining balance of goodwill may not be recoverable. Fair value is estimated using a discounted cash flow or market valuation approach. Such evaluations for impairment are significantly impacted by estimates of future revenues, costs and expenses and other factors. If the goodwill is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the goodwill exceeds the fair value of the future cash flows. We had no impairment of goodwill in fiscal 2003.

Insurance Accruals

We have certain deductible limits under our workers' compensation, automobile and general liability insurance policies for which reserves are actuarially determined based on claims filed and an estimate of claims incurred but not yet reported. Projection of losses concerning these liabilities is subject to a high degree of variability due to factors such as claim settlement patterns, litigation trends and legal interpretations, among others.

Valuation of Residential Mortgage Loans Held for Investment

Home Equity originates and purchases loans in accordance with standard underwriting criteria. The underwriting standards are primarily intended to assess the creditworthiness of the mortgagee and the value of the mortgaged property and to evaluate the adequacy of the property as collateral for the home equity loan.

Home Equity establishes an allowance for losses by charging the provision for losses in the statement of consolidated earnings when it believes the event causing the loss has occurred. When Home Equity determines that a residential mortgage loan held for investment is partially or fully uncollectible, the estimated loss is charged against the allowance for losses. Recoveries on losses previously charged to the allowance are credited to the allowance at the time the recovery is collected.

We believe that the allowance for losses is sufficient to provide for credit losses in the existing residential mortgage loans held for investment, which include real estate owned. We evaluate the allowance on an aggregate basis considering, among other things, the relationship of the allowance to residential mortgage loans held for investment and historical credit losses. The allowance reflects our judgment of the present loss exposure at the end of the reporting period. A range of expected credit losses is estimated using historical losses, static pool loss curves and delinquency modeling. These tools take into consideration historical information regarding delinquency and loss severity experience and apply that information to the portfolio at each reporting date.

Although we consider the allowance for losses on residential mortgage loans held for investment reflected in our consolidated balance sheet to be adequate, there can be no assurance that this allowance will prove to be adequate over time to cover ultimate losses. This allowance may prove to be inadequate due to unanticipated adverse changes in the economy or discrete events adversely affecting specific customers or industries.

Mortgage Securitization Residual Interest

Home Equity uses mortgage securitizations to finance our mortgage loan portfolio. For securitizations prior to April 2000, which Home Equity accounted for as sales, Home Equity retained a mortgage securitization residual interest, or MSRI. The MSRI represents the present value of Home Equity's right to receive, over the life of the securitization, the excess of the weighted average coupon on the loans securitized over the interest rates on the securities sold, a normal servicing fee, a trustee fee and an insurance fee, where applicable, net of the credit losses relating to the loans securitized. Home Equity estimates the fair value of MSRI through the application of discounted cash flow analysis. Such analysis requires the use of various assumptions, the most significant of which are anticipated prepayments (principal reductions in excess of contractually scheduled reductions), estimated future credit losses and the discount rate applied to future cash flows. See Note (A), "Significant Accounting Policies," of the Notes to Consolidated Financial Statements of Centex Corporation and subsidiaries for a discussion of the sensitivity of the MSRI to changes in the assumptions.

Loan Origination Reserve

CTX Mortgage has established a liability for anticipated losses associated with loans originated and sold to HSF-I or other unaffiliated third parties. This liability includes losses associated with certain borrower payment defaults, credit quality issues or misrepresentation. CTX Mortgage estimates the losses that may be incurred for certain loan originations based on, among other factors, historical loss rates and current trends in loan originations. This liability reflects management's judgment of the loss exposure at the end of the reporting period.

Although we consider the loan origination reserve reflected in our consolidated balance sheet at March 31, 2003 to be adequate, there can be no assurance that this reserve will prove to be adequate over time to cover ultimate losses in connection with our loan originations. This reserve may prove to be inadequate due to unanticipated adverse changes in the economy or discrete events adversely affecting specific customers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS No. 144. The statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The implementation of SFAS No. 144 on April 1, 2002 did not have a material impact on our results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," or FIN 45, which requires certain guarantees to be recorded at fair value. FIN 45 also requires a guarantor to make certain disclosures about guarantees, including product warranties, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions are applicable only for guarantees issued or modified after December 31, 2002. The implementation of FIN 45 did not have a material impact on our results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," or FIN 46, which clarifies the accounting for certain entities in which equity investors do not have a controlling financial interest or the entity is unable to finance its activities without additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 are effective for financial statements of interim or annual periods issued after January 31, 2003. FIN 46 applies immediately to variable interest entities created, or in which an enterprise obtains an interest, after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies to interim or annual periods beginning after June 15, 2003. At March 31, 2003, we have interests in the Partnership, HSF-I and certain joint ventures that may be affected by this interpretation. The nature of these entities' operations and our potential maximum exposure related to these entities are discussed in the financial statements of the Partnership, filed in tandem with this Report, and in Note (F), "Indebtedness," Note (G), "Centex Development Company, L.P.," and Note (H), "Commitments and Contingencies" of Notes to Consolidated Financial Statements of Centex Corporation and subsidiaries. Management is in the process of evaluating the applicability of FIN 46 and the related accounting for our interests in the Partnership, HSF-I and our non-consolidated joint ventures.

We have historically accounted for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," or APB No. 25, and related interpretations, as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," or SFAS No. 123. On April 1, 2003, we adopted the fair value measurement provisions of SFAS No. 123 under which we will recognize compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date. In accordance with SFAS No. 123, the fair value method will be applied only to awards granted or modified after April 1, 2003, whereas awards granted prior to such date will continue to be accounted for under APB No. 25.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure," or SFAS No. 148, which provides for expanded disclosure concerning stock-based compensation, including disclosures in interim financial statements, and amends SFAS No. 123. SFAS No. 148's transition guidance and provisions for annual disclosures are effective for fiscal years ending after December 15, 2002. As noted above, we will adopt the fair value measurement provisions of SFAS No. 123 effective April 1, 2003.

Stock Repurchase Program

During fiscal 2003, we repurchased a total of 874,700 shares of common stock under our stock option-related repurchase program, which we retained as treasury stock. At March 31, 2003, we had repurchased a total of 2.5 million shares out of 3.5 million shares authorized for repurchase by our Board of Directors and retired approximately 1.4 million shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

Various sections of this Report, including Business and Management's Discussion and Analysis of Financial Condition and Results of Operations, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the context of the statement and generally arise when we are discussing our beliefs, estimates or expectations. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Actual results and outcomes may differ materially from what we express or forecast in these forward-looking statements. In addition to the specific uncertainties discussed elsewhere in this Report, the following risks and uncertainties may affect our actual performance and results of operations:

- Our residential Home Building operations are somewhat cyclical and sensitive to changes in economic conditions, including levels of employment, consumer confidence and income, availability of financing, interest rate levels and changes in the economic condition of the local markets in which we operate.
- Our residential Home Building operations are also subject to other risks and uncertainties, including seasonal variations, adverse weather conditions, the availability of adequate land in desirable locations, the cost and availability of labor and construction materials, labor disputes, the general demand for housing and new construction and the resale market for existing homes.
- Our Construction Services operations are also somewhat cyclical and sensitive to changes in economic conditions, including overall capital spending trends in the economy, changes in federal and state appropriations for construction projects and competitive pressures on the availability and pricing of construction projects.
- Our Construction Services operations are also subject to other risks and uncertainties, including the timing of new awards and the funding of such awards; adverse weather conditions; cancellations of, or changes in the scope to, existing contracts; the cost and availability of labor and construction materials; labor disputes; the ability to meet performance or schedule guarantees and cost overruns.
- Virtually all of our homebuyers finance their home acquisitions through our Financial Services operations or third party lenders. In general, our Home Building operations can be adversely affected by increases in interest rates.
- The results of operations of CTX Mortgage depend to a significant extent on the level of interest rates. Any significant increases in mortgage rates above currently prevailing levels could adversely affect the volume of loan originations. There can be no assurance that mortgage rates will remain at the current level in the future. Our mortgage loan operations are also dependent upon the securitization market for mortgage-backed securities and the availability of mortgage warehouse financing.
- Our Home Equity operations involve holding residential mortgage loans for investment and establishing an allowance for credit losses on these loans. Although the amount of this allowance reflects our judgment as to our present loss exposure on these loans, there can be no assurance that it will be sufficient to cover any losses that may ultimately be incurred.
- Demand for the products that our Construction Products operations produce is directly related to activity in the homebuilding and construction industries and to general economic conditions. Our Construction Products operations are also concentrated in particular regional and local markets that may experience cyclical downturns at different times than the national economy. The price at which we sell our construction products, particularly gypsum wall-board, is highly sensitive to changes in supply and demand for such products, energy costs, raw material prices and competition from other domestic and foreign producers.
- All of our businesses operate in very competitive environments, which are characterized by competition from a number of other homebuilders, mortgage lenders, construction products producers and contractors in each of the markets in which we operate.
- We are subject to various federal, state and local statutes, rules and regulations that could affect our businesses, including those concerning zoning, construction, protecting the environment and health. In addition, our businesses could be affected by changes in federal income tax policy, federal mortgage loan financing programs and by other changes in regulation or policy.

QUARTERLY RESULTS (UNAUDITED)

(Dollars in thousands, except per share data)	*For the Years Ended March 31,* 2003	2002
First Quarter		
Revenues	$1,843,855	$1,709,145
Earnings Before Income Taxes	$ 125,472	$ 117,986
Net Earnings	$ 87,755	$ 75,216
Earnings Per Share		
Basic	$ 1.43	$ 1.25
Diluted	$ 1.38	$ 1.22
Average Shares Outstanding		
Basic	61,168,177	60,174,973
Diluted	63,597,116	61,910,092
Second Quarter		
Revenues	$2,083,769	$1,883,633
Earnings Before Income Taxes	$ 165,297	$ 152,314
Net Earnings	$ 115,609	$ 93,389
Earnings Per Share		
Basic	$ 1.90	$ 1.54
Diluted	$ 1.83	$ 1.50
Average Shares Outstanding		
Basic	60,875,672	60,568,258
Diluted	63,036,290	62,289,902
Third Quarter		
Revenues	$2,304,872	$1,894,484
Earnings Before Income Taxes	$ 222,883	$ 157,935
Net Earnings	$ 155,884	$ 96,145
Earnings Per Share		
Basic	$ 2.58	$ 1.59
Diluted	$ 2.50	$ 1.54
Average Shares Outstanding		
Basic	60,447,468	60,554,328
Diluted	62,467,665	62,429,572
Fourth Quarter		
Revenues	$2,884,745	$2,261,168
Earnings Before Income Taxes	$ 281,199	$ 190,530
Net Earnings	$ 196,671	$ 117,476
Earnings Per Share		
Basic	$ 3.24	$ 1.93
Diluted	$ 3.12	$ 1.85
Average Shares Outstanding		
Basic	60,637,309	60,949,857
Diluted	63,024,136	63,486,498

SUMMARY OF SELECTED FINANCIAL DATA (UNAUDITED)

(Dollars in thousands, except per share data)	For the Years Ended March 31,				
	2003	2002	2001	2000	1999
Revenues	$ 9,117,241	$7,748,430	$6,710,735	$6,008,136	$5,200,666
Net Earnings	$ 555,919	$ 382,226	$ 281,977	$ 257,132	$ 231,962
Stockholders' Equity	$ 2,657,846	$2,116,773	$1,714,064	$1,419,349	$1,197,639
Net Earnings as a Percentage of Beginning Stockholders' Equity	26.3%	22.3%	19.9%	21.5%	23.4%
Total Assets	$11,610,536	$8,985,455	$6,649,043	$3,987,903	$4,267,909
Deferred Income Tax Asset	$ 52,929	$ 76,167	$ 58,454	$ 49,907	$ 49,107
Total Long-term Debt, Consolidated	$ 6,237,213	$4,943,524	$3,040,861	$ 751,160	$ 284,299
Debt (with Financial Services reflected on the equity method)[1]	$ 2,105,880	$1,791,752	$1,464,993	$ 898,068	$ 587,955
Financial Services' Debt	4,998,819	3,485,027	2,054,898	415,327	1,322,944
Total Debt, Consolidated	$ 7,104,699	$5,276,779	$3,519,891	$1,313,395	$1,910,899
Capitalization (with Financial Services reflected on the equity method)[1][2]	$ 4,932,217	$4,063,296	$3,320,548	$2,495,784	$1,991,298
Financial Services' Capitalization[2]	5,380,226	3,797,355	2,323,155	620,080	1,443,890
Consolidation Adjustments	(379,671)	(313,809)	(266,124)	(202,931)	(119,092)
Total Capitalization, Consolidated	$ 9,932,772	$7,546,842	$5,377,579	$2,912,933	$3,316,096
Debt as a Percentage of Capitalization[2]					
Debt (with Financial Services reflected on the equity method)[1]	42.7%	44.1%	44.1%	36.0%	29.5%
Total Debt, Consolidated	71.5%	69.9%	65.5%	45.1%	57.6%
Per Common Share					
Earnings Per Share – Basic	$ 9.15	$ 6.31	$ 4.77	$ 4.34	$ 3.90
Earnings per Share – Diluted	$ 8.83	$ 6.11	$ 4.65	$ 4.22	$ 3.75
Cash Dividends	$ 0.16	$ 0.16	$ 0.16	$ 0.16	$ 0.16
Book Value Based on Shares Outstanding at Year End	$ 43.69	$ 34.60	$ 28.60	$ 24.14	$ 20.17
Stock Prices					
High	$ 59.19	$ 63.09	$ 46.20	$ 42.88	$ 45.75
Low	$ 38.31	$ 28.03	$ 20.63	$ 17.50	$ 26.00

On November 30, 1987, we distributed as a dividend to our stockholders securities relating to 3333 Holding Corporation and 3333 Development Corporation (See Note G), "Centex Development Company, L.P.," on pages 47-49 of this Report. Since this distribution, those securities have traded in tandem with, and as a part of, our common stock.

(1) Represents a supplemental presentation that reflects the Financial Services segment as if accounted for under the equity method. We believe that separate disclosure of the consolidating information is useful because the Financial Services subsidiaries operate in a distinctly different financial environment that generally requires significantly less equity to support their higher debt levels compared to the operations of our other subsidiaries; the Financial Services subsidiaries have structured their financing programs substantially on a stand alone basis; and we have limited obligations with respect to the indebtedness of our Financial Services subsidiaries. Management uses this information in its financial and strategic planning. We also use this presentation to allow investors to compare us to homebuilders that do not have financial services operations.

(2) Capitalization is composed of Debt, Negative Goodwill, Minority Interest and Stockholders' Equity.

SUMMARY OF SELECTED FINANCIAL DATA (UNAUDITED)

For the Years Ended March 31,

1998	1997	1996	1995	1994
$4,022,392	$3,823,755	$3,102,987	$3,277,504	$3,240,694
$ 144,806	$ 106,563	$ 53,365	$ 92,248	$ 85,162
$ 991,172	$ 835,777	$ 722,836	$ 668,227	$ 668,659
17.3%	14.7%	8.0%	13.8%	14.7%
$3,333,382	$2,579,992	$2,336,966	$2,049,698	$2,580,356
$ 147,607	$ (197,413)	$ 16,620	$ 26,737	$ 51,180
$ 237,715	$ 236,769	$ 321,002	$ 222,530	$ 222,832
$ 311,538	$ 283,769	$ 408,253	$ 427,381	$ 429,470
1,079,050	580,518	575,016	371,409	576,947
$1,390,588	$ 864,287	$ 983,269	$ 798,790	$1,006,417
$1,534,252	$1,357,876	$1,147,174	$1,123,203	$1,172,217
1,171,106	631,441	612,650	464,954	679,108
(88,293)	(48,186)	(37,099)	(94,603)	(100,069)
$2,617,065	$1,941,131	$1,722,725	$1,493,554	$1,751,256
20.3%	20.9%	35.6%	38.1%	36.6%
53.1%	44.5%	57.1%	53.5%	57.5%
$ 2.45	$ 1.86	$ 0.94	$ 1.56	$ 1.35
$ 2.36	$ 1.80	$ 0.91	$ 1.51	$ 1.29
$ 0.135	$ 0.10	$ 0.10	$ 0.10	$ 0.10
$ 16.65	$ 14.40	$ 12.72	$ 11.90	$ 10.56
$ 40.75	$ 20.88	$ 17.82	$ 16.19	$ 22.82
$ 16.75	$ 12.94	$ 11.75	$ 10.13	$ 13.75

TO OUR STOCKHOLDERS

During fiscal 2003, the Companies – 3333 Holding Corporation and Subsidiary and Centex Development Company, L.P. and Subsidiaries (the Partnership) – acquired, developed, operated and sold residential, industrial, office, multi-family, retail and mixed-use properties, generating earnings of $29.4 million compared to $17 million last year.

The Partnership's international home building operation reported operating earnings of $20.4 million in fiscal 2003 compared to $12.3 million in fiscal 2002. We delivered 1,492 homes this year, up 8% from the 1,387 homes a year ago. The backlog of homes sold but not closed at March 31, 2003 was 425 units, a 90% increase over 223 units at the same time last year. In order to compete successfully, we continued to focus on our strategic land portfolio, owning or controlling more than 4,700 plots in 98 developments. The land inventory represents a three-year supply of building plots at current sales rates. We are positioned for continued improvement in fiscal 2004.

During fiscal 2003, the Partnership's commercial development operation took advantage of strong investor demand for quality properties by selling over 850,000 square feet of office and industrial property and more than 250 acres of land. We also completed nearly 300,000 square feet of industrial and retail development projects.

The Partnership's multi-family operation substantially completed more than 1,300 apartment units in Florida and Texas and sold a 323-unit apartment complex in Texas during fiscal 2003. We also continued to develop our 21-acre Upper Landing urban "in-fill" redevelopment project along the Mississippi River, near downtown St. Paul, Minnesota. During the year we sold three of the seven Upper Landing tracts and sold a fourth tract subsequent to year-end. Due to the risks associated with the long development timeframe and significant capital requirements, effective in fiscal 2004 we have restructured our multi-family operation to focus on the leasing and disposition of current projects rather then new development.

As we enter fiscal 2004, our ongoing focus will be continued improvement in our international home building operation, completing and leasing our existing commercial and multi-family portfolios, continuing to take advantage of strong investor demand for quality properties and evaluating strategic portfolio acquisition and development opportunities.



Stephen M. Weinberg
President and Chief Executive Officer

REPORT OF INDEPENDENT AUDITORS

To The Board of Directors of 3333 Holding Corporation:

We have audited the accompanying combining balance sheets of 3333 Holding Corporation and subsidiary and Centex Development Company, L.P. and subsidiaries as of March 31, 2003 and 2002, and the related combining statements of operations, cash flows, and stockholders' equity and partners' capital for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and combined financial positions of 3333 Holding Corporation and subsidiary and Centex Development Company, L.P. and subsidiaries as of March 31, 2003 and 2002, and the individual and combined results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States.

Dallas, Texas
May 14, 2003

Ernst & Young LLP

FINANCIAL HIGHLIGHTS (UNAUDITED)

(Dollars in thousands, except per share/unit data)	*For the Years Ended March 31,* 2003	2002	2001	2000	1999
Revenues from Continuing Operations					
3333 Holding Corporation and Subsidiary	$ 350	$ 1,611	$ 1,001	$ 607	$ 1,103
Centex Development Company, L.P. and Subsidiaries	$449,434	$379,378	$335,876	$378,048	$ 28,225
Combined Revenues from Continuing Operations	$449,559	$380,863	$335,877	$378,048	$ 28,615
Net Earnings (Loss) from Continuing Operations					
3333 Holding Corporation and Subsidiary	$ 99	$ 1,337	$ (746)	$ (1,127)	$ (1,385)
Centex Development Company, L.P. and Subsidiaries	$ 17,329	$ 15,088	$ 5,460	$ 1,583	$ 1,815
Combined Net Earnings from Continuing Operations	$ 17,428	$ 16,425	$ 4,714	$ 456	$ 430
Net Earnings (Loss)					
3333 Holding Corporation and Subsidiary	$ 99	$ 1,337	$ (746)	$ (1,127)	$ (1,385)
Centex Development Company, L.P. and Subsidiaries	$ 29,263	$ 15,645	$ 5,362	$ 1,583	$ 1,815
Combined Net Earnings	$ 29,362	$ 16,982	$ 4,616	$ 456	$ 430
Total Assets					
3333 Holding Corporation and Subsidiary	$ 3,231	$ 3,042	$ 3,253	$ 3,023	$ 2,522
Centex Development Company, L.P. and Subsidiaries	$642,933	$670,953	$488,281	$515,188	$113,233
Combined Assets	$640,684	$668,436	$484,650	$511,618	$112,176
Total Debt					
3333 Holding Corporation and Subsidiary	$ -	$ –	$ –	$ –	$ 582
Centex Development Company, L.P. and Subsidiaries	$221,492	$289,126	$187,301	$323,740	$ 41,896
Combined Debt	$221,492	$289,126	$187,301	$323,740	$ 42,478
Net Earnings (Loss) from Continuing Operations Per Share/Unit					
3333 Holding Corporation and Subsidiary (shares)	$ 99	$ 1,337	$ (746)	$ (1,127)	$ (1,385)
Centex Development Company, L.P. and Subsidiaries (units)	$ 72.03	$ 67.42	$ 77.74	$ 25.08	$ 33.38
Net Earnings (Loss) Per Share/Unit					
3333 Holding Corporation and Subsidiary	$ 99	$ 1,337	$ (746)	$ (1,127)	$ (1,385)
Centex Development Company, L.P. and Subsidiaries	$ 121.63	$ 69.91	$ 76.34	$ 25.08	$ 33.38
Average Shares/Units Outstanding					
3333 Holding Corporation and Subsidiary (shares)	1,000	1,000	1,000	1,000	1,000
Centex Development Company, L.P. and Subsidiaries (units)	240,591	223,788	70,235	63,116	54,377

Note that prior period amounts have been restated, where appropriate, to reflect the impact of reclassification of operating components currently classified as discontinued operations.

COMBINING BALANCE SHEETS

	March 31,					
(Dollars in thousands)	2003	2002	2003	2002	2003	2002
	Combined		Centex Development Company, L.P. and Subsidiaries		3333 Holding Corporation and Subsidiary	
Assets						
Cash and Cash Equivalents	**$ 5,113**	$ 22,538	**$ 5,105**	$ 22,529	**$ 8**	$ 9
Receivables –						
Affiliates	**-**	–	**4,289**	4,368	**-**	–
Centex Corporation and Subsidiaries	**7,793**	–	**7,793**	–	**-**	–
Notes	**5,885**	–	**5,885**	–	**-**	–
Other	**17,135**	7,213	**16,874**	7,142	**261**	71
Inventories-						
Housing Projects	**349,489**	317,186	**349,489**	317,186	**-**	–
Land Held for Development and Sale	**47,319**	88,138	**47,319**	88,138	**-**	–
Commercial and Multi-Family Projects Under Development	**51,752**	28,751	**51,752**	28,751	**-**	–
Investments –						
Commercial Properties, net	**98,609**	83,442	**98,609**	83,442	**-**	–
Real Estate Joint Ventures	**3,973**	5,353	**3,973**	5,353	**-**	–
Affiliate	**-**	–	**-**	–	**1,191**	1,191
Assets Held for Sale	**-**	65,111	**-**	65,111	**-**	–
Property and Equipment, net	**2,308**	3,212	**2,308**	3,212	**-**	–
Other Assets –						
Goodwill, net	**30,698**	27,799	**30,698**	27,799	**-**	–
Deferred Charges and Other	**20,610**	19,693	**18,839**	17,922	**1,771**	1,771
	$640,684	$668,436	**$642,933**	$670,953	**$ 3,231**	$ 3,042
Liabilities, Stockholders' Equity and Partners' Capital						
Accounts Payable and Accrued Liabilities –						
Affiliates	**$ -**	$ –	**$ -**	$ –	**$ 4,289**	$ 4,368
Centex Corporation and Subsidiaries	**-**	7,061	**-**	7,061	**-**	–
Other	**130,344**	107,772	**130,182**	107,779	**211**	42
Liabilities Related to Assets Held for Sale	**-**	51,527	**-**	51,527	**-**	–
Notes Payable	**221,492**	239,929	**221,492**	239,929	**-**	–
Stockholders' Equity and Partners' Capital –						
Stock and Stock/Class B Unit Warrants	**501**	501	**500**	500	**1**	1
Capital in Excess of Par Value	**800**	800	**-**	–	**800**	800
Retained Earnings (Deficit)	**(2,070)**	(2,169)	**-**	–	**(2,070)**	(2,169)
Partners' Capital	**273,180**	264,994	**274,322**	266,136	**-**	–
Accumulated Other Comprehensive Income (Loss):						
Foreign Currency Translation Adjustments	**16,903**	(2,367)	**17,291**	(2,367)	**-**	–
Unrealized Gain (Loss) on Hedging Instruments	**(466)**	388	**(854)**	388	**-**	–
Total Stockholders' Equity and Partners' Capital	**288,848**	262,147	**291,259**	264,657	**(1,269)**	(1,368)
	$640,684	$668,436	**$642,933**	$670,953	**$ 3,231**	$ 3,042

See Notes to Combining Financial Statements.

Transactions between Centex Development Company, L.P. and Subsidiaries and 3333 Holding Corporation and Subsidiary have been eliminated.

COMBINING STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share/unit data)	For the Years Ended March 31,								
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	Combined			Centex Development Company L.P. and Subsidiaries			3333 Holding Corporation and Subsidiary		
Revenues									
Real Estate Sales	$427,964	$364,162	$328,362	$427,964	$364,162	$328,362	$ -	$ –	$ –
Interest and Other Income	21,595	16,701	7,515	21,470	15,216	7,514	350	1,611	1,001
	449,559	380,863	335,877	449,434	379,378	335,876	350	1,611	1,001
Costs and Expense									
Cost of Real Estate Sold	365,241	315,835	285,612	365,241	315,835	285,612	-	–	–
Selling, General and Administrative Expenses	49,204	36,741	31,001	49,178	36,593	30,292	251	274	1,709
Interest	10,168	7,506	10,869	10,168	7,506	10,869	-	–	–
Depreciation and Amortization	3,326	2,599	3,923	3,326	2,599	3,885	-	–	38
	427,939	362,681	331,405	427,913	362,533	330,658	251	274	1,747
Earnings (Loss) from Continuing Operations Before Income Taxes	21,620	18,182	4,472	21,521	16,845	5,218	99	1,337	(746)
Income Taxes	4,192	1,757	(242)	4,192	1,757	(242)	-	–	–
Net Earnings (Loss) from Continuing Operations	17,428	16,425	4,714	17,329	15,088	5,460	99	1,337	(746)
Discontinued Operations:									
Earnings (Loss) from Discontinued Operations (Including Gain on Sale of $11,754 for the year ended March 31, 2003)	11,934	557	(98)	11,934	557	(98)	-	–	–
Net Earnings	$ 29,362	$ 16,982	$ 4,616	$ 29,263	$ 15,645	$ 5,362	$ 99	$1,337	$ (746)
Net Earnings Allocable to Limited Partner				$ 29,263	$ 15,645	$ 5,362			
Earnings from Continuing Operations Per Unit/Share				$ 72.03	$ 67.42	$ 77.74	$ 99	$1,337	$ (746)
Earnings (Loss) from Discontinued Operations per Unit/Share				49.60	2.49	(1.40)	-	–	–
Net Earnings (Loss) Per Unit/Share				$ 121.63	$ 69.91	$ 76.34	$ 99	$1,337	$ (746)
Weighted-Average Units/Shares Outstanding				240,591	223,788	70,235	1,000	1,000	1,000

See Notes to Combining Financial Statements.

Transactions between Centex Development Company, L.P. and Subsidiaries and 3333 Holding Corporation and Subsidiary have been eliminated.

COMBINING STATEMENTS OF STOCKHOLDERS' EQUITY AND PARTNERS' CAPITAL

	Centex Development Company, L.P. and Subsidiaries				3333 Holding Corporation and Subsidiary		
(Dollars in thousands)	Combined	Class B Unit Warrants	General Partners' Capital	Limited Partners' Capital	Stock Warrants	Capital In Excess of Par Value	Retained Earnings (Deficit)
Balance at March 31, 2000	$ 69,185	$ 500	$ 1,142	$ 70,644	$1	$ 800	$ (2,760)
Issuance of Class C Units	146,112	–	–	146,112	–	–	–
Net Earnings	4,616	–	–	5,362	–	–	(746)
Other Comprehensive Loss	(4,100)	–	–	(4,100)	–	–	–
Comprehensive Income	516						
Balance at March 31, 2001	215,813	500	1,142	218,018	1	800	(3,506)
Issuance of Class C Units	27,135	–	–	27,135	–	–	–
Net Earnings	16,982	–	–	15,645	–	–	1,337
Other Comprehensive Income	2,217	–	–	2,217	–	–	–
Comprehensive Income	19,199						
Balance at March 31, 2002	262,147	500	1,142	263,015	1	800	(2,169)
Preference Payments	(21,077)	–	–	(21,077)	–	–	–
Net Earnings	29,362	–	–	29,263	–	–	99
Other Comprehensive Income	18,416	–	–	18,416	–	–	–
Comprehensive Income	47,778						
Balance at March 31, 2003	$288,848	$500	$1,142	$289,617	$1	$800	$(2,070)

See Notes to Combining Financial Statements.

Transactions between Centex Development Company, L.P. and Subsidiaries and 3333 Holding Corporation and Subsidiary have been eliminated.

COMBINING STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,		
	2003	*2002*	*2001*
(Dollars in thousands)		*Combined*	
Cash Flows – Operating Activities			
Net Earnings (Loss)	$ 29,362	$ 16,982	$ 4,616
Adjustments –			
Depreciation	4,531	3,414	4,089
Amortization	932	691	751
Deferred Tax Provision (Benefit)	1,257	(1,262)	–
Equity in Earnings from Joint Ventures	(539)	(161)	(394)
Decrease in Restricted Cash	-	–	1,915
(Increase) Decrease in Receivables	(16,893)	2,716	133
(Increase) Decrease in Notes Receivable	(5,885)	14	3,117
Decrease (Increase) in Inventories	31,345	(103,403)	(36,126)
Decrease (Increase) in Commercial Properties	29,892	(51,780)	(24,143)
(Increase) Decrease in Other Assets	(7)	(8,108)	(7,895)
Increase (Decrease) in Payables and Accruals	2,960	35,483	(25,571)
	76,955	(105,414)	(79,508)
Cash Flows – Investing Activities			
Decrease (Increase) in Advances to Joint Ventures and Investment in Affiliate	1,919	(2,493)	290
Disposals (Additions) of Property and Equipment, net	525	(236)	(633)
	2,444	(2,729)	(343)
Cash Flows – Financing Activities			
(Decrease) Increase in Notes Payable –			
Centex Corporation and Subsidiaries	-	–	–
Other	(76,840)	101,676	(114,318)
Issuance of Class C Units	-	26,378	142,268
Preference Payments	(21,077)	–	–
	(97,917)	128,054	27,950
Effect of Exchange Rate Changes on Cash	1,093	(407)	(1,464)
Net (Decrease) Increase in Cash	(17,425)	19,504	(53,365)
Cash and Cash Equivalents at Beginning of Year	22,538	3,034	56,399
Cash and Cash Equivalents at End of Year	$ 5,113	$ 22,538	$ 3,034

See Notes to Combining Financial Statements.

Transactions between Centex Development Company, L.P. and Subsidiaries and 3333 Holding Corporation and Subsidiary have been eliminated.

COMBINING STATEMENTS OF CASH FLOWS

For the Years Ended March 31,

2003	2002	2001	2003	2002	2001
Centex Development Company, L.P. and Subsidiaries			*3333 Holding Corporation and Subsidiary*		
$ 29,263	$ 15,645	$ 5,362	$ 99	$ 1,337	$(746)
4,531	3,414	4,051	-	–	38
932	691	751	-	–	–
1,257	(1,262)	–	-	–	–
(539)	(161)	(394)	-	–	–
-	–	1,915	-	–	–
(16,703)	2,787	128	(190)	(71)	5
(5,885)	14	3,117	-	–	–
31,345	(105,299)	(35,767)	-	1,896	(359)
29,892	(51,780)	(24,143)	-	–	–
(7)	(6,437)	(7,970)	-	(1,671)	75
2,870	37,031	(26,547)	90	(1,548)	976
76,956	(105,357)	(79,497)	(1)	(57)	(11)
1,919	(2,493)	290	-	–	–
525	(297)	(633)	-	61	–
2,444	(2,790)	(343)	-	61	–
-	–	–	-	–	–
(76,840)	101,676	(114,318)	-	–	–
-	26,378	142,268	-	–	–
(21,077)	–	–	-	–	–
(97,917)	128,054	27,950	-	–	–
1,093	(407)	(1,464)	-	–	–
(17,424)	19,500	(53,354)	(1)	4	(11)
22,529	3,029	56,383	9	5	16
$ 5,105	$ 22,529	$ 3,029	$ 8	$ 9	$ 5

NOTES TO COMBINING FINANCIAL STATEMENTS

(Dollars in thousands, except per share/unit data)

(A) Basis of Presentation

The accompanying combining financial statements include the accounts of 3333 Holding Corporation ("Holding") and subsidiary and Centex Development Company, L.P. (the "Partnership") and subsidiaries (collectively, the "Companies") as of March 31, 2003 and 2002 and results of operations for each of fiscal 2003, 2002 and 2001 after elimination of all significant intercompany balances and transactions. The financial statements of the Partnership and subsidiaries are included in the combined statements since Development, as general partner of the Partnership, is able to exercise effective control over the Partnership.

(B) Organization

The Partnership is a master limited partnership formed by Centex Corporation and subsidiaries ("Centex") in March 1987 to broaden the range of business activities that may be conducted for the benefit of Centex's stockholders to include general real estate development. Centex believed that this expansion would improve stockholder value through longer-term real estate investments, real estate developments and the benefits of the partnership form of business.

The Partnership is authorized to issue three classes of limited partnership interest. Centex Corporation indirectly holds 100% of the Partnership's Class A and Class C limited partnership units ("Class A Units" and "Class C Units," respectively), which are collectively convertible into 20% of the Partnership's Class B limited partnership units ("Class B Units"). The Partnership may issue additional Class C Units in connection with the acquisition of real property and other assets. No Class B Units have been issued. However, the stockholders of Centex hold warrants to purchase approximately 80% of the Class B Units. The warrants are held through a nominee arrangement and trade in tandem with the common stock of Centex.

As holder of the Class A and Class C Units, Centex is entitled to a cumulative preferred return of 9% per annum on the average outstanding balance of its capital contributions to the Partnership, adjusted for cash and other distributions representing a return of capital. As of March 31, 2003, these adjusted capital contributions, or Unrecovered Capital, were $241.1 million. Preference payments in arrears totaled $42.0 million after a preference payment of $21.1 million on March 31, 2003.

The Partnership is managed by its general partner, 3333 Development Corporation, a wholly-owned subsidiary of Holding. The common stock of Holding is held by the stockholders of Centex through a nominee arrangement and trades in tandem with the common stock of Centex. The stockholders of Centex elect the four-person board of directors of Holding, three of whom are independent outside directors who are not directors, affiliates or employees of Centex. Thus, through Holding, the stockholders of Centex control the general partner of the Partnership. The general partner, through its independent board and the independent board of Holding, including its non-executive Chairman, oversees the Partnership's activities, including the acquisition, development, maintenance, operation and sale of properties. Consent of the limited partners for the activities of the Partnership is not required, and the limited partners cannot remove the general partner. As a result, Centex accounts for its limited partnership interest in the Partnership using the equity method of accounting for investments.

NOTES TO COMBINING FINANCIAL STATEMENTS

Supplementary condensed combined financial statements of Centex and subsidiaries, Holding and subsidiary, and the Partnership and subsidiaries are set forth below. For additional information on Centex and subsidiaries, you should refer to the separate financial statements and related footnotes included elsewhere in this Report.

Supplementary Condensed Combined Balance Sheets of Centex and Subsidiaries, Holding and Subsidiary and Partnership and Subsidiaries

	March 31,	
	2003	2002
Assets		
Cash and Cash Equivalents	$ 477,166	$ 242,254
Restricted Cash	172,321	106,270
Receivables	5,640,302	4,066,133
Inventories	4,052,597	3,221,931
Investments in Joint Ventures and Other	106,250	99,962
Assets Held for Sale	-	65,111
Property and Equipment, net	698,456	723,497
Other Assets	823,073	859,525
	$11,970,165	$9,384,683
Liabilities and Stockholders' Equity		
Accounts Payable and Accrued Liabilities	$ 1,814,744	$1,544,004
Liabilities Related to Assets Held for Sale	-	51,527
Short-term Debt	1,042,825	525,800
Long-term Debt	6,283,366	4,990,908
Minority Stockholders' Interest	171,384	155,671
Stockholders' Equity	2,657,846	2,116,773
	$11,970,165	$9,384,683

Supplementary Condensed Combined Statements of Earnings of Centex and Subsidiaries, Holding and Subsidiary and Partnership and Subsidiaries

	For the Years Ended March 31,		
	2003	2002	2001
Revenues	$ 9,499,365	$8,109,124	$7,045,133
Cost of Sales	8,712,256	7,489,159	6,608,946
Earnings Before Income Taxes	787,109	619,965	436,187
Income Taxes	243,124	238,296	154,112
Net Earnings From Continuing Operations	543,985	381,669	282,075
Earnings (Loss) From Discontinued Operations	11,934	557	(98)
Net Earnings	555,919	382,226	281,977
Other Comprehensive Income (Loss)	6,965	(7,859)	(3,849)
Comprehensive Income	$ 562,884	$ 374,367	$ 278,128

(C) Significant Accounting Policies

Revenue Recognition

Revenues from homebuilding projects are recognized as homes are sold and title passes. Real estate sales are recognized when a buyer has made an adequate cash down payment, all significant risks and rewards of ownership have been relinquished and title has transferred to the buyer. Sales revenues related to contractually obligated improvements are deferred until such improvements have been completed. The Partnership recognizes revenues from rentals to tenants under operating leases ratably over the lease terms. Rental revenues are included in Interest and Other Income in the Combining Statements of Operations.

Earnings (Loss) Per Share/Unit

Earnings (loss) per share/unit is based on the weighted-average number of outstanding shares of Holding common stock of 1,000 and on the weighted-average number of outstanding Class A and Class C Units of 240,591; 223,788 and 70,235 for fiscal 2003, 2002, and 2001 respectively.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Accounts and Notes Receivable

Accounts receivable primarily consist of accrued rents due from tenants, closed unfunded home sales receivables and accrued reimbursements for costs incurred at a multi-family project. See Note (K), "Commitments and Contingencies," for further discussion of this project. Non-cancelable minimum rentals (in thousands) from operating leases during the next five fiscal years are: 2004, $12,082; 2005, $12,034; 2006, $11,449; 2007, $11,258; 2008, $11,105; and $61,020 thereafter.

Notes receivable at March 31, 2003 are due within one year. The weighted-average interest rate at March 31, 2003 was 5.25%.

Inventory Capitalization and Cost Allocation

Projects under development and held for sale are stated at the lower of cost (including development costs and, where appropriate, capitalized interest and real estate taxes) or fair value less costs to sell. Capitalized costs are included in cost of sales in the combining statements of operations as related revenues are recognized. Interest costs relieved from inventories are included in cost of sales. The Companies review recoverability of their inventories on an individual basis in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment charge of approximately $1.0 million is included in Selling, General and Administrative Expenses in fiscal year 2003 to reflect the difference between cost and fair value for a commercial project.

Commercial Properties, net

Commercial real estate properties are carried at cost, net of accumulated depreciation. Betterments, major renovations and certain costs directly related to the acquisition, improvement and leasing of real estate are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and Improvements	5 to 39 years
Tenant Improvements	Terms of leases

NOTES TO COMBINING FINANCIAL STATEMENTS

The cost of commercial real estate properties and accumulated depreciation are summarized below:

	March 31,	
	2003	2002
Commercial Properties	$103,251	$86,137
Accumulated Depreciation	(4,642)	(2,695)
	$ 98,609	$83,442

Deferred Charges and Other

Deferred charges and other are primarily composed of loan fees, lease commissions, prepaid expenses, deposits and investments.

Property and Equipment, net

Property and equipment are stated at cost. Major renewals and improvements are capitalized and depreciated. Repairs and maintenance are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of depreciable assets ranging from three to ten years. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts and any resulting gains or losses are recognized at such time.

Goodwill

Goodwill represents the excess of purchase price over the net assets of businesses acquired. In accordance with Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), goodwill and certain identifiable intangible assets are no longer amortized over their expected lives. Instead, these assets are tested for impairment annually at the reporting unit level using a two-step impairment assessment. See further discussion of goodwill at Note (J), "Goodwill."

Advertising Costs

Advertising costs are expensed as incurred. The advertising costs for fiscal 2003, 2002 and 2001 were $5.4 million, $4.3 million and $3.7 million, respectively.

Foreign Currency Exchange Gains or Losses

The Partnership's International Home Building operation, whose functional currency is not the U.S. dollar, translates its financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate in effect as of the financial statement date. Income statement accounts are translated using the average exchange rate for the period. Income statement accounts that represent significant, non-recurring transactions are translated at the rate in effect as of the date of the transaction. Gains and losses resulting from the translation are included in accumulated other comprehensive income as a separate component of partners' capital.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year balances have been reclassified to be consistent with the fiscal 2003 presentation.

Combining Statements of Cash Flows – Supplemental Disclosures

	For the Years Ended March 31,	
	2003	2002
Cash Paid for Interest	$18,518	$14,605
Net Cash Paid for Taxes	$ 2,657	$ 5,591
Issuance of Class C Units in Exchange for Assets	$ -	$27,135

	For the Years Ended March 31,	
	2003	2002
Total Interest Incurred	$19,256	$14,855
Interest Capitalized	6,711	5,312
Interest Expense	$12,545	$ 9,543

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The statement was effective for the Companies beginning April 1, 2002.

Due to the adoption of SFAS 144, the Companies now report assets identified subsequent to March 31, 2002 as held for sale (as defined by SFAS 144), if any, and any such assets sold in the current period, as discontinued operations. All results of these discontinued operations, less applicable income taxes, are included as discontinued operations in the statements of operations. Prior periods are restated for comparative purposes. Land assets, and any other assets sold prior to adoption of SFAS 144, are reported in continuing operations.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain guarantees to be recorded at fair value. FIN 45 also requires a guarantor to make certain disclosures about guarantees, including product warranties, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions are applicable only for guarantees issued or modified after December 31, 2002. The implementation of FIN 45 did not have a material impact on our results of operations or financial position.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 are effective for financial statements of interim or annual periods issued after January 31, 2003. FIN 46 applies immediately to variable interest entities created, or in which an enterprise obtains an interest, after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies to interim or annual periods beginning after June 15, 2003. As discussed above in Note (B), "Organization," Centex indirectly holds 100% of the Partnership's Class A and Class C Units. The manner in which Centex reports its interest in the Partnership may be affected by this interpretation. Centex and the Companies are in the process of assessing the impact FIN 46 will have on their respective financial statements. See Note (N) to the consolidated financial statements of Centex included elsewhere in this Report for further discussion regarding this interpretation.

NOTES TO COMBINING FINANCIAL STATEMENTS

(D) Acquisition of Fairclough Homes Group Limited

On April 15, 1999, Centex Development Company UK Limited ("CDCUK"), a company incorporated in England and Wales and a wholly-owned subsidiary of the Partnership, closed its acquisition of all of the voting shares of Fairclough Homes Group Limited, a British home builder ("Fairclough"). The purchase price at closing (approximately $219 million) was paid by the delivery of two-year non-interest-bearing promissory notes. A major portion of the promissory notes was secured by a letter of credit obtained by the Partnership from a United Kingdom bank. Additionally, the seller of the voting shares retained non-voting preference shares in Fairclough that entitled it to receive substantially all of the net after-tax earnings of Fairclough until March 31, 2001. During that time period CDCUK also retained the rights to participate in Fairclough's earnings in excess of certain specified levels. During the period between April 15, 1999 and March 31, 2001, Fairclough's operations were carried out subject to certain guidelines that were negotiated with the seller in connection with its ownership of the preference shares.

Because the non-voting preference shares retained by the seller had the characteristics of debt, the preference obligation was reported as interest expense in the financial statements. Subsequent to March 31, 2001, CDCUK redeemed the preference shares for nominal value.

As of March 31, 2001, the non-interest-bearing promissory notes were repaid in full (less the holdback described below) from a combination of bank borrowings, equity contributions to CDCUK from the Partnership, and a loan to CDCUK from the Partnership. CDCUK retained a $6.9 million holdback relative to CDCUK exercising its right of offset for asserted breaches of representations and warranties by the seller under the share purchase agreement. In fiscal 2002, $1.2 million of this holdback was paid to the seller and $5.7 million was dedicated to fund repair costs and claims arising out of a project completed prior to CDCUK's acquisition of Fairclough.

The purchase of Fairclough has been accounted for using the purchase method of accounting, pursuant to which the total cost of the acquisition has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values.

(E) Property and Equipment

Property and equipment cost by major category and accumulated depreciation are summarized below:

	March 31,	
	2003	2002
Land, Buildings & Improvements	$ 1,531	$2,004
Machinery, Equipment & Other	1,874	1,659
	3,405	3,663
Accumulated Depreciation	(1,097)	(451)
	$ 2,308	$3,212

(F) Investments in Certain Joint Ventures

The Partnership conducts certain operations through its participation in joint ventures in which the Partnership holds less than a majority interest. These non-consolidated joint ventures had total debt outstanding of approximately $35.8 million as of March 31, 2003 and $16.1 million as of March 31, 2002. The Partnership's liability for the obligations of these non-consolidated joint ventures is limited to approximately $7.5 million as of March 31, 2003.

(G) Notes Payable

Non-recourse debt totaled $78.2 million at March 31, 2003. As projects are sold, a portion of the proceeds is restricted for repayment of the note that was secured by the project sold. In addition, the Partnership, through wholly-owned single

asset entities, had construction debt outstanding at March 31, 2003 totaling $74.0 million. The Partnership itself has also issued completion and payment guarantees for up to 100% of the construction loan amounts. The note balances and rates in effect were as follows:

		March 31,	
		2003	2002
Non-Recourse Debt			
Mortgage Notes[2]	7.20% to 8.72%	$ 46,153	$ 76,592
Land Notes[3]	8.00% to 9.50%	32,076	62,370
		78,229	138,962
Limited-Recourse			
Construction Notes[5]	LIBOR[1] + 2.00% – 2.35% to 7.08%	50,506	40,868
Full-Recourse Debt			
Construction Notes[6]	LIBOR[1] + 1.75% – 2.00%	23,461	15,167
Other[4]	LIBOR[1] + 1.00%	69,296	94,129
		92,757	109,296
		$221,492	$289,126

(1) The 30-day LIBOR rate at March 31, 2003 and 2002 was 1.31% and 1.88%, respectively.

(2) Secured by assets with an aggregate book value of $53.8 million at March 31, 2003.

(3) Secured by assets with an aggregate book value of $35.3 million at March 31, 2003.

(4) As of March 31, 2003, the Partnership has drawn £44.0 million of the £100.0 million availability.

(5) Secured by assets with an aggregate book value of $63.6 million at March 31, 2003.

(6) Secured by assets with an aggregate book value of $33.7 million at March 31, 2003.

Maturities of debt (in thousands) during the next five fiscal years are: 2004, $29,929; 2005, $35,193; 2006, $25,175; 2007, $69,296; 2008, $–; and $61,899 thereafter.

(K) Comprehensive Income

A summary of comprehensive income for the three-year period ended March 31, 2003 is presented below:

	For the Years Ended March 31,		
	2003	2002	2001
Net Earnings	$29,362	$16,982	$ 4,616
Other Comprehensive Income (Loss), Net of Tax:			
Foreign Currency Translation Adjustments	19,270	1,829	(4,100)
Unrealized Gain (Loss) on Hedging Instruments	(854)	388	–
Comprehensive Income	$47,778	$19,199	$ 516

(L) Derivatives and Hedging

The Partnership is exposed to the risk of interest rate fluctuations on its debt obligations. As part of its strategy to manage the obligations that are subject to changes in interest rates, the Partnership has entered into an interest rate swap agreement, designated as a cash flow hedge, on a portion of its debt. The swap agreement is recorded at its fair value in Other Assets or Accrued Liabilities in the condensed combining balance sheets. To the extent the hedging relationship is effective, fluctuations in the fair value of the derivative are deferred as a component of Accumulated Other Comprehensive Income. Fluctuations in the fair value of the ineffective portion of the derivative would be reflected in the current period earnings. During fiscal 2003, there was no hedge ineffectiveness related to this derivative.

This swap expires in March 2004. Amounts to be received or paid as a result of the swap agreement are recognized as adjustments to interest incurred on the related debt instrument. As of March 31, 2003, the Accumulated Other Comprehensive Loss was $666 thousand ($466 thousand net of tax). If the cash flow hedge is terminated, the net gain or

loss remains in Accumulated Other Comprehensive Income, and is reclassified into earnings in the same periods during which the cash flows on the hedged item affect earnings.

(J) Goodwill

Holding and the Partnership adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142") effective April 1, 2001. SFAS No. 142 provides guidance on accounting for intangible assets and eliminates the amortization of goodwill and certain identifiable intangible assets. Under the provisions of SFAS No. 142, intangible assets, including goodwill, that are not subject to amortization will be tested for impairment annually at the reporting unit level using a two-step impairment assessment. Impairment testing must be performed more frequently if events or changes in circumstances indicate that the asset might be impaired. Holding and the Partnership tested for potential impairment, both upon adoption of SFAS No. 142 and annually as of January 1, 2002, by determining whether the carrying amount of a reporting unit exceeds its fair value. Holding and the Partnership had no impairment of goodwill in fiscal 2003. Identifiable intangible assets, other than goodwill, are immaterial. The Partnership's International Home Building segment carries all of the Partnership's goodwill, which arose from the April 15, 1999 acquisition of all of the voting shares of Fairclough. The carrying amount of goodwill was $30.7 million and $27.8 million at March 31, 2003 and 2002, respectively. The increase in fiscal 2003 reflects the impact of foreign currency translation adjustments.

For fiscal 2001, net earnings excluding goodwill amortization and earnings per unit excluding such amortization expense are as follows:

	March 31,
	2001
Reported Net Earnings Allocable to Limited Partner	$ 5,362
Goodwill Amortization	1,750
Adjusted Net Earnings	$ 7,112
Net Earnings (Loss) Per Unit:	
Reported Net Earnings	$ 76.34
Goodwill Amortization	24.92
Adjusted Net Earnings	$101.26

(K) Commitments and Contingencies

As of March 31, 2003, the Partnership had remaining commitments of approximately $10.2 million on construction contracts.

To obtain construction financing for projects being developed by its subsidiaries, the Partnership is often required to guarantee, for the benefit of the construction lender, the completion of the project. In some instances, the Partnership has also executed recourse payment guarantees. At March 31, 2003, our subsidiaries had outstanding letters of credit of $3.9 million that primarily relate to development obligations of Multi-Family Communities.

Subsidiaries of the Partnership have also obtained demand notes or letters of credit from Centex for up to 10% of the construction loan commitment amount. These demand notes or letters of credit have been pledged or endorsed to the lenders as additional collateral on the construction loans and may be called only in the event of an uncured default by the Partnership. This additional collateral totals approximately $1.1 million as of March 31, 2003.

A subsidiary of the Partnership has agreed to develop a mixed-use project in Saint Paul, Minnesota consisting of various types of residential housing and ancillary retail space. The subsidiary has performed a significant portion of the infrastructure work and has sold several of the development sites to reputable home builders (including a 1.5 acre site to Centex Homes) pursuant to contracts that obligate the purchasers to fulfill certain of the seller's development obligations at the project. The subsidiary of the Partnership (as the seller) retains the right to repurchase the site if the purchaser fails to commence the performance of such obligations. Ultimately, the Partnership's subsidiary remains responsible for the development of the project.

The subsidiary anticipates that the costs expended for infrastructure work will be reimbursed from the proceeds of a bond offering by a special taxing district established to aid in the development of the project. These costs will be reimbursed over time as improvements at the project generate property taxes sufficient to fund debt service on the bonds. A receivable of approximately $13.9 million is included in Other Receivables in the accompanying Combining Balance

Sheets. The subsidiary has deferred recognition of this income as of March 31, 2003 as improvements to the project that will generate property taxes have just begun.

In the normal course of its business, the Partnership issues certain representations, warranties and guarantees related to its home sales, land sales and building sales that may be affected by the Financial Accounting Standards Board's recent issuance of FIN 45. Based on historical evidence, the Partnership does not believe that any of these representations, warranties or guarantees would result in a material effect on our consolidated financial condition or operations. See further discussion on our warranty liability below. See further discussion of FIN 45 in Note (C), "Significant Accounting Policies."

International Home Building offers a ten-year limited warranty for most homes constructed and sold in the United Kingdom. The warranty covers defects in materials or workmanship in various components of the home for the first two years and designated structural elements of the home in the third through tenth years. International Home Building estimates the costs that may be incurred under its warranty program for which it will be responsible and records a liability at the time each home is closed. Factors that affect International Home Building's warranty liability include the number of homes closed, historical and anticipated rates of warranty claims and cost per claim. International Home Building periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary.

Changes in International Home Building's contractual warranty liability during the period are as follows:

Balance as of March 31, 2002	$ 2,279
Warranties Issued	5,323
Settlements Made	(4,212)
Balance as of March 31, 2003	$ 3,390

Benefits are provided to eligible employees of the Partnership and certain subsidiaries under various profit sharing plans. The aggregate cost of these plans to the Partnership was $1.2 million in fiscal 2003, $1.0 million in fiscal 2002 and $0.8 million in fiscal 2001. The employees' rights to employer contributions to these plans vest over a period of up to seven years.

(L) Business Segments

The Companies operate in four principal business segments: International Home Building, Commercial Development, Multi-Family Communities and Corporate-Other. All of the segments, except for International Home Building, operate in the United States. International Home Building's accounting policies are the same as those described in the summary of significant accounting policies. Segment information is presented after the elimination of all inter-segment transactions and balances.

International Home Building acquires and develops residential properties and constructs single and multi-family housing units in the United Kingdom. Commercial Development develops office, industrial, retail and mixed-use projects, for sale and for investment. Multi-Family Communities develops multi-family projects, which it markets for sale during the development period. Corporate-Other is involved in the acquisition and disposition of land and other assets of the Partnership not identified with another specific business segment.

	For the Year Ended March 31, 2003				
(Dollars in thousands)	*Int'l Home Building*	*Commercial Development*	*Multi-Family Communities*	*Corporate-Other*	*Total*
Revenues	$375,624	$ 31,273	$ 6,171	$36,491	$ 449,559
Cost of Sales	(319,322)	(8,334)	(4,703)	(32,882)	(365,241)
Selling, General & Administrative Expenses	(33,372)	(12,450)	(2,982)	(3,726)	(52,530)
Interest Expense	(2,538)	(5,266)	-	(2,364)	(10,168)
Earnings (Loss) from Continuing Operations Before Income Taxes	20,392	5,223	(1,514)	(2,481)	21,620
Earnings from Discontinued Operations Before Income Tax	-	10,191	1,743	-	11,934
Earnings (Loss) Before Income Tax	$ 20,392	$ 15,414	$ 229	$ (2,481)	$ 33,554
Identifiable Assets	$396,428	$126,855	$ 65,389	$52,012	$ 640,684
Capital Expenditures	$ 295	$ -	$ -	$ -	$ 295
Depreciation and Amortization	$ 782	$ 2,493	$ 28	$ 23	$ 3,326
Revenues from Discontinued Operations	$ -	$ 79,903	$ 25,200	$ -	$ 105,103

Effective April 1, 2003, the operations of Multi-Family Communities were restructured. Due to the risks associated with an extended development time frame and significant capital requirements, these operations have been restructured to focus on leasing and disposition of current projects rather than new development.

The responsibilities for day-to-day operations, including the completion, leasing and sale of remaining projects have been assumed by personnel within the Corporate-Other segment. The future operations of remaining projects will be reflected in the Corporate-Other segment. A restructuring charge of approximately $0.6 million is included in Multi-Family Communities' selling, general and administrative expenses for the year ended March 21, 2003.

Pursuant to leases signed over the last several years, a single tenant leases 1,029,000 square feet, or approximately 49%, of the Partnership's current commercial projects. Fiscal 2003 revenues from this tenant were approximately 30% of total rental revenues from commercial project and approximately 41% of total rental revenues from continuing operations.

Various Centex affiliates lease, pursuant to leases signed over the last several years, an aggregate of 157,000 square feet, or approximately 7%, of the Partnership's current commercial projects. Various Centex affiliates also leased space in two commercial projects that were sold during fiscal 2003. Fiscal 2003 revenues from these Centex affiliates were approximately 24% of total rental revenues from commercial projects, and approximately 27% of total rental revenues from continuing operations.

	For the Year Ended March 31, 2002				
(Dollars in thousands)	Int'l Home Building	Commercial Development	Multi-Family Communities	Corporate-Other	Total
Revenues	$ 290,406	$ 33,701	$53,944	$ 2,812	$ 380,863
Cost of Sales	(251,010)	(16,750)	(46,866)	(1,209)	(315,835)
Selling, General & Administrative Expenses	(25,135)	(8,275)	(3,917)	(2,013)	(39,340)
Interest Expense	(1,947)	(4,718)	(6)	(835)	(7,506)
Earnings (Loss) from Discontinued Operations Before Income Tax	12,314	3,958	3,155	(1,245)	18,182
Earnings from Discontinued Operations Before Income Tax	–	557	–	–	557
Earnings (Loss) Before Income Tax	$ 12,314	$ 4,515	$ 3,155	$ (1,245)	$ 18,739
Identifiable Assets	$ 382,903	$179,270	$28,725	$77,538	$ 668,436
Capital Expenditures	$ 185	$ –	$ 24	$ 27	$ 236
Depreciation & Amortization	$ 540	$ 2,029	$ 28	$ 2	$ 2,599
Revenues from Discontinued Operations	$ –	$ 5,767	$ –	$ –	$ 5,767

	For the Year Ended March 31, 2001					
(Dollars in thousands)	Int'l Home Building	Domestic Home Building	Commercial Development	Multi-Family Communities	Corporate-Other	Total
Revenues	$ 252,487	$ 30,304	$ 29,648	$ 1,664	$21,774	$ 335,877
Cost of Sales	(222,634)	(24,002)	(18,398)	–	(20,578)	(285,612)
Selling, General & Administrative Expenses	(22,085)	(3,461)	(5,932)	(2,399)	(1,047)	(34,924)
Interest Expense	(7,802)	–	(3,067)	–	–	(10,869)
Earnings (Loss) from Discontinued Operations Before Income Tax	(34)	2,841	2,251	(735)	149	4,472
Loss from Discontinued Operations Before Income Tax	–	–	(98)	–	–	(98)
Earnings (Loss) Before Income Tax	$ (34)	$ 2,841	$ 2,153	$ (735)	$ 149	$ 4,374
Identifiable Assets	$ 295,885	$ –	$127,109	$50,783	$10,873	$ 484,650
Capital Expenditures	$ 629	$ 4	$ –	$ –	$ –	$ 633
Depreciation & Amortization	$ 2,678	$ 45	$ 1,159	$ 41	$ –	$ 3,923
Revenues from Discontinued Operations	$ –	$ –	$ 3,440	$ –	$ –	$ 3,440

In March 2001, the Partnership sold its Domestic Home Building segment to Centex Homes for total consideration of $21.1 million representing book value, which also approximated market value. The financial results from the sale of this segment are included in Corporate-Other. Domestic Home Building accounted for 8.9% of revenues and 65.0% of operating earnings in fiscal 2001.

(M) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires companies to disclose the estimated fair value of their financial instrument assets and liabilities. The estimated fair values shown below have been determined using current quoted market prices where available and, where necessary, estimates based on present value methodology suitable for each category of financial instruments. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. All assets and liabilities that are not considered financial instruments have been valued using historical cost accounting.

The consolidated carrying values of Cash and Cash Equivalents, Other Receivables, Accounts Payable and Accrued Liabilities and other variable-rate debt approximate their fair values. The carrying values and estimated fair values of other financial liabilities were as follows:

	March 31,			
	2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Liabilities				
Fixed-Rate Debt	$93,975	$99,793(1)	$152,616	$153,815(1)

(1) Fair values are based on a present value discounted cash flow with the discount rate approximating current market for similar instruments.

(N) Stockholders' Equity and Partners' Capital

Equity Securities

The partnership agreement governing the Partnership (the "Partnership Agreement") contemplates the issuance of three classes of limited partnership units: Class A Units, Class B Units and Class C Units. Under the Partnership Agreement, holders of Class C Units are entitled to substantially the same rights as holders of Class A Units in connection with matters in common, such as voting, allocations and distributions. During fiscal 2002, 27,135 Class C Units were issued in exchange for cash and other assets with a fair market value of $27.1 million. At March 31, 2003, there were 32,260 Class A Units and 208,330 Class C Units outstanding.

No Class B Units are issued and outstanding. However, warrants to purchase approximately 80% of the Class B Units were issued to Centex stockholders and are held by a nominee on their behalf. These warrants will detach and trade separately from Centex common stock on the earlier of Payout (as defined below) or November 30, 2007, the scheduled detachment date.

Preferred Return

The Partnership Agreement provides that the holders of the Class A Units and Class C Units are entitled to a cumulative preferred return of 9% per annum on the average outstanding balance of their Unrecovered Capital. Preference payments in arrears at March 31, 2003 amounted to $42.0 million, and Unrecovered Capital for the holders of Class A Units and Class C Units at March 31, 2003 totaled $32.8 million, and $208.3 million, respectively.

Allocation of Profits and Losses

As provided in the Partnership Agreement, prior to Payout (as defined below), net income of the Partnership is to be allocated to the partners in the following order of priority:

[i] To the holders of Class A Units and Class C Units to the extent of the cumulative preferred return.

[ii] To the partners to the extent and in the same ratio that cumulative net losses were allocated.

[iii] To the partners in accordance with their percentage interests. Currently, this would be a combined 20% to the holders of Class A Units and Class C Units and 80% to the general partner.

After Payout, the percentage interests will change to a combined 99% to the limited partners and 1% to the general partner. Thereafter, all loss allocations and allocations of net income will be made to the partners in accordance with their modified percentage interests.

Distributions

Distributions of cash or other property are to be made at the discretion of the general partner and are to be distributed in the following order of priority:

[i] Prior to the time at which the Class A and Class C limited partners have received aggregate distributions equal to their original capital contribution ("Payout"), distributions of cash or other property shall be made as follows:

- [a] To the Class A and Class C limited partners with respect to their cumulative preferred return, then
- [b] To the partners in an amount equal to the maximum marginal corporate tax rate times the amount of taxable income allocated to the partners then
- [c] To the Class A and Class C limited partners until their Unrecovered Capital is reduced to zero.

[ii] After Payout, distributions of cash will be made to the partners in accordance with their modified percentage interests.

Warrants

In November 1987, Centex acquired from the Partnership 100 warrants to purchase Class B Units in the Partnership at an exercise price of $500 per Class B Unit, and Centex acquired from Holding 100 warrants to purchase shares of Holding common stock at an exercise price of $800 per share. These warrants are subject to future adjustment to provide the holders of options to purchase Centex common stock with the opportunity to acquire Class B Units and shares of Holding. These warrants will generally become exercisable upon the detachment of the tandem-traded securities from Centex common stock.

(9) Related Party Transactions

Services Agreements

The Partnership has a services agreement with Holding whereby Holding provides certain executive and managerial services and tax, accounting and other similar services to the Partnership. The agreement was amended and restated effective April 1, 2001 to decrease the quarterly fee to $50 thousand. Effective October 1, 2001, the quarterly fee was further decreased to $12.5 thousand. In addition to the $50 thousand in service fees paid during fiscal 2003, the Partnership paid $.1 million and $1.0 million to Holding during fiscal 2003 and 2001, respectively.

Holding has a services agreement with Centex Service Company ("Centex Service"), a wholly-owned subsidiary of Centex, whereby Centex Service provides certain tax, accounting, administrative and other similar services for Holding. In conjunction with the employment by the Partnership of employees previously employed by Centex Service, the agreement was amended and restated effective April 1, 2001 to decrease the quarterly fee to $50 thousand. Effective October 1, 2001, the quarterly fee was further decreased to $12.5 thousand to reflect employment by the Partnership of certain additional employees previously employed by Centex Service. Fees of $50 thousand, $125 thousand and $1.0 million in fiscal 2003, 2002 and 2001 paid by Holding to Centex Service under this agreement are reflected as administrative expenses in the accompanying combining financial statements.

Sales and Purchases

Partnership revenues include sales to Centex Homes of $34.5 million, $1.7 million and $21.1 million (from the sale of the Partnership's Domestic Home Building operation) during fiscal 2003, 2002 and 2001, respectively.

During fiscal 2003, Centex Homes purchased a 1.5 acre site in Saint Paul, Minnesota from a subsidiary of the Partnership for cash consideration of $1.6 million. During fiscal 2002, Centex Homes purchased a 12-acre site in Lewisville, Texas, from subsidiaries of Holding and the Partnership for cash consideration of $1.25 million. Centex Homes will pay additional consideration to the subsidiaries in the form of a participation in profits above certain gross margin threshold levels on townhome sales.

At March 31, 2003 and March 31, 2002, Centex Homes had $7.2 million and $9.1 million deposited with the Partnership as option deposits for the purchase of land. Centex Homes also entered into agreements to reimburse the Partnership for certain costs and fees incurred by the Partnership in the purchase and ownership of these tracts of land. During the year ended March 31, 2003, Centex Homes paid $3.5 million to the Partnership in fees and reimbursements pursuant to these agreements and $32.9 million for the purchase of residential lots. Centex Homes expects to pay an additional $31.6 million to the Partnership to complete the purchase of these tracts of land over the next three years.

Other

The Partnership has entered into a management agreement with Centex Homes whereby the Partnership provides certain services to Centex Homes for the operation, management, development and sale of its commercial real estate portfolio. The management agreement, which was entered into effective April 1, 2001, provides for the reimbursement of a portion of the expenditures incurred by the Partnership (including overhead expenses) with respect to the properties. The management agreement further provides for the payment of additional amounts to the Partnership based upon its performance of services under the management agreement. Collectively, such payments amounted to approximately $3.5 million and $4.2 million during fiscal 2003 and 2002, respectively.

The Partnership has entered into a management agreement with Centex Homes whereby Centex Homes provides management and oversight services for the Partnership's investment in Fairclough. The Partnership pays Centex Homes an annual fee of $10 thousand and reimburses Centex Homes for its direct expenses associated with its management and oversight.

Centex performs cash management services for the Partnership. Excess funds generated by the Partnership are transferred to Centex on a daily basis, and funds required by the Partnership are advanced by Centex to the Partnership as necessary. Advances to or from Centex bear interest at the one-month LIBOR rate plus 25 basis points, computed on the daily outstanding borrowings or advances.

During fiscal 2003 and 2002, in connection with third-party construction and permanent loans made to the Partnership's operating subsidiaries and in connection with the acquisition and sale of properties, the Partnership paid an aggregate of $244 thousand and $412 thousand, respectively, in title insurance premiums and escrow fees to Centex title insurance subsidiaries.

In the last two years, Construction Services has executed contracts with the Partnership for the construction of two industrial facilities. At March 31, 2003, all contracts were completed. At March 31, 2002, the total value of such contracts was $15.0 million, of which $5.3 million was unpaid. During the year ended March 31, 2003, the Partnership paid $5.3 million to Construction Services pursuant to these contracts.

During fiscal 2003, the Partnership paid $65 thousand to a Centex affiliate for marketing services provided to the Partnership by an employee of such affiliate.

A subsidiary of the Partnership has leased approximately 157,450 square feet, or 72% of leasable space, in the Citymark office building in Dallas, Texas to Centex Service and other Centex affiliates.

Under the Partnership Agreement, Class C Units may be issued in exchange for assets acquired and capital received from a limited partner or from an entity that is to be admitted as a limited partner. Centex Homes is currently the sole limited partner of the Partnership.

The Partnership Agreement provides that the holders of Class A Units and Class C Units are entitled to a cumulative preferred return of 9% per annum on the average outstanding balance of their Unrecovered Capital. As noted above, Centex Homes is currently the sole limited partner of the Partnership and the sole holder of all outstanding Class A Units and Class C Units. At March 31, 2003, unpaid preference accruals totaled $42.0 million, and Unrecovered Capital for Class A Units and Class C Units totaled $32.8 million and $208.3 million, respectively. The Partnership made a preference payment of $21.1 million on March 31, 2003.

NOTES TO COMBINING FINANCIAL STATEMENTS

(P) Income Taxes

The components of the total provision (benefit) for income taxes at March 31 are as follows:

	For the Years Ended March 31,		
	2003	*2002*	*2001*
Current Provision (Benefit):			
Federal	$ -	$ –	$(3,600)
State	-	–	–
Foreign	2,935	3,019	3,358
Total Current Provision (Benefit)	2,935	3,019	(242)
Deferred Provision (Benefit):			
Federal	-	–	–
State	-	–	–
Foreign	1,257	(1,262)	–
Total Deferred Provision (Benefit)	1,257	(1,262)	–
Total Income Tax Provision (Benefit)	$4,192	$ 1,757	$ (242)

The effective tax rate differs from the federal statutory rate of 35% in fiscal 2003, 2002 and 2001 due to the following items:

	For the Years Ended March 31,		
	2003	*2002*	*2001*
Financial Income Before Taxes	$33,554	$18,739	$ 4,374
Income Taxes at Statutory Rate	$11,744	$ 6,559	$ 1,531
(Decreases) Increases in Tax Resulting from –			
Benefit of Pass-through Status of Partnership	(6,820)	(5,918)	(1,765)
Preferred Share Distributions	-	1,609	2,731
Goodwill Amortization	-	–	613
Tax Allocation Agreement Payments	-	–	(3,600)
Other	(732)	(493)	248
Provision (Benefit) for Income Taxes	$ 4,192	$ 1,757	$ (242)
Effective Tax Rate	12.49%	9.38%	(5.53%)

The Company's deferred tax assets and liabilities as of March 31 are as follows:

	March 31,	
	2003	2002
Deferred Tax Assets		
Accrued Interest	$ 1,738	$1,738
Other	-	215
Swap Agreement Market Adjustments	200	-
Net Operating Loss Carryforwards	682	717
Total Deferred Tax Assets	2,620	2,670
Valuation Allowance	(682)	(717)
Net Deferred Tax Assets	1,938	1,953
Deferred Tax Liabilities		
Other	(664)	–
Interest Expensed as Incurred	(1,069)	(691)
Swap Agreement Market Adjustments	-	(166)
Total Deferred Tax Liabilities	(1,733)	(857)
Net Deferred Tax Assets	$ 205	$1,096

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

At March 31, 2003, Holding had net operating loss carryforwards of $1.9 million. If unused, the loss carryforwards will expire in fiscal years 2019 through 2020. Holding has recorded a valuation allowance, valuing the deferred tax asset at zero.

Holding joins with its subsidiaries in filing consolidated income tax returns. The taxable income of the Partnership has been allocated to the holders of the Class A and Class C Units. Accordingly, no tax provision for the Partnership earnings is shown in the combining financial statements other than a payment of $3.6 million from Centex in fiscal 2001 under the terms of a Tax Liability Allocation Agreement.

As of March 31, 2003, the Partnership has not provided for withholding or U.S. Federal Income Taxes on the accumulated undistributed earnings of its foreign subsidiaries as they are considered by management to be permanently reinvested. Determination of the deferred income tax liability on these unremitted earnings is not practicable as such liability, if any, may be allocated to the holders of the Class A and Class C Units, and is dependent on circumstances existing when remittance occurs.

QUARTERLY RESULTS (UNAUDITED)

(Dollars in thousands, except per share/unit data)	For the Years Ended March 31, 2003	2002	2003	2002	2003	2002
	Combined		Centex Development Company, L.P. and Subsidiaries		3333 Holding Corporation and Subsidiary	
First Quarter						
Revenues from Continuing Operations	$ 87,393	$ 82,707	$ 87,368	$ 82,097	$88	$ 660
Earnings (Loss) Before Taxes	$ (773)	$ 3,366	$ (785)	$ 2,790	$12	$ 576
Net Earnings (Loss)	$ (303)	$ 3,075	$ (315)	$ 2,499	$12	$ 576
Earnings (Loss) Per Unit/Share			$ (1.31)	$ 11.70	$12	$ 576
Average Units Outstanding			240,591	213,504	-	–
Average Shares Outstanding			-	–	1,000	1,000
Second Quarter						
Revenues from Continuing Operations	$103,502	$ 84,941	$103,477	$ 84,941	$87	$ 50
Earnings (Loss) Before Taxes	$ 4,386	$ 3,800	$ 4,354	$ 3,837	$32	$ (37)
Net Earnings (Loss)	$ 3,607	$ 3,382	$ 3,575	$ 3,419	$32	$ (37)
Earnings (Loss) Per Unit/Share			$ 14.86	$ 15.63	$32	$ (37)
Average Units Outstanding			240,591	218,785	-	–
Average Shares Outstanding			-	–	1,000	1,000
Third Quarter						
Revenues from Continuing Operations	$105,614	$ 94,498	$105,589	$ 93,673	$87	$ 838
Earnings Before Taxes	$ 14,303	$ 5,774	$ 14,288	$ 4,988	$15	$ 786
Net Earnings	$ 13,116	$ 5,538	$ 13,101	$ 4,778	$15	$ 760
Earnings Per Unit/Share			$ 54.45	$ 20.84	$15	$ 760
Average Units Outstanding			240,591	229,277	-	–
Average Shares Outstanding			-	–	1,000	1,000
Fourth Quarter						
Revenues from Continuing Operations	$153,050	$118,717	$153,000	$118,667	$88	$ 63
Earnings Before Taxes	$ 15,638	$ 5,799	$ 15,598	$ 5,787	$40	$ 12
Net Earnings	$ 12,942	$ 4,987	$ 12,902	$ 4,949	$40	$ 38
Earnings Per Unit/Share			$ 53.63	$ 21.18	$40	$ 38
Average Units Outstanding			240,591	233,689	-	–
Average Shares Outstanding			-	–	1,000	1,000

Note that prior period amounts have been restated, where appropriate, to reflect the impact of reclassification of operating components currently classified as discontinued operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year 2003 Compared to Fiscal Year 2002

On a combined basis, our revenues from continuing operations were $449.6 million for the year ended March 31, 2003, an 18.0% increase over our revenues from continuing operations of $380.9 million for the same period last year. The revenue increase is primarily related to Corporate-Other's sale of residential lots to Centex Homes and an increase in International Home Building's unit closings, average unit sales price and revenues from the sale of certain land positions. However, the revenue increase was offset by a decline in Commercial Development's and Multi-Family Communities' sales revenues, although the decline was attributable to an accounting change as discussed below. Revenues from residential lot sales and land sales can vary significantly from period to period.

Our operating earnings from continuing operations for the year ended March 31, 2003 were $21.6 million compared to $18.2 million for the same period last year. Our net earnings from continuing operations for the year ended March 31, 2003 were $17.4 million compared to $16.4 million for the same period last year. The increase in operating earnings and net earnings from continuing operations for the year ended March 31, 2003 is primarily related to an increase in International Home Building's unit closings, average unit sales price and earnings from the sale of certain land positions, offset by a decline in Multi-Family Communities' earnings from property sales.

Our net earnings from discontinued operations for the year ended March 31, 2003 were $11.9 million. In accordance with Statement of Financial Accounting Standards No. 144, or SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for us beginning April 1, 2002, we now report assets as discontinued operations if such assets are held for sale (as defined by SFAS 144) or if such assets are sold in the current period. We sold ten such properties during the year ended March 31, 2003. Land assets, and any other assets sold prior to adoption of SFAS 144, are reported in continuing operations.

We continued to take advantage of the strong investor demand for quality properties, selling a number of matured assets and land positions during the year. It is not currently anticipated that any significant capital will be allocated to new business development. Instead, our focus going forward will be on completing and leasing up our existing portfolio and continuing to take advantage of strong investor demand. The International Home Building segment will remain a focus as we continue to build on momentum in this segment. We will continue to evaluate strategic portfolio acquisitions and strategic development opportunities.

Any reference herein to we, us or our includes 3333 Holding Corporation and subsidiary and Centex Development Company, L.P. and subsidiaries.

International Home Building

The following summarizes International Home Building's results for the year ended March 31, 2003 compared to the same period last year (dollars in thousands, except per unit data):

	For the Years Ended March 31,			
	2003		2002	
		% of Revenues		% of Revenues
Revenues – Home Building	$352,007	93.7%	$283,295	97.6%
Revenues – Land Sales & Other	23,618	6.3%	7,111	2.4%
Cost of Sales – Home Building	(303,063)	(80.7%)	(245,065)	(84.4%)
Cost of Sales – Land Sales	(16,258)	(4.3%)	(5,945)	(2.0%)
General and Administrative Expenses	(33,374)	(8.9%)	(25,135)	(8.7%)
Operating Earnings	22,930	6.1%	14,261	4.9%
Interest	(2,538)	(0.7%)	(1,947)	(0.7%)
Earnings Before Income Taxes	$ 20,392	5.4%	$ 12,314	4.2%
		% Change		% Change
Units Closed	1,492	7.6%	1,387	11.6%
Unit Sales Price	$235,930	15.5%	$204,251	0.3%
Operating Earnings Per Unit	$ 15,369	4.8%	$ 10,358	65.8%
Backlog Units	425	90.6%	223	65.2%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

International Home Building's revenues for the year ended March 31, 2003 increased by $85.2 million from revenues for the same period last year. This increase is comprised of $43.9 million from an increase in the average unit sales price, $24.8 million from an increase in the number of units closed and $16.5 million from increased sales of certain land positions. Home sales totaled 1,492 units during the year ended March 31, 2003 compared to 1,387 units during the same period in the preceding year, representing a 7.6% increase.

International Home Building's gross homebuilding margins increased for the year ended March 31, 2003 to 13.9% from 13.5% in the same period last year. This improvement in gross margins was primarily due to sales price increases, offset by increases in labor costs resulting from a shortage of skilled labor.

International Home Building's general and administrative expenses, as a percentage of revenues, increased to 8.9% for the year ended March 31, 2003 compared to 8.7% for the same period last year, primarily due to personnel additions and an increase in incentive compensation resulting from improved performance.

International Home Building's financial statements are affected by fluctuations in exchange rates. International Home Building, whose functional currency is the British pound sterling, translates its financial statements into U.S. dollars. Income statement accounts are translated using the average exchange rate for the period, except for significant, non-recurring transactions that are translated at the rate in effect as of the date of the transaction. For the years ended March 31, 2003 and 2002, respectively, the average exchange rate used for translation was 1.55 and 1.43, representing an increase of 7.9%.

The backlog of homes sold but not closed at March 31, 2003 was 425 units, 90.6% more than the 223 units at the same point in the preceding year. We define backlog units as units that have been sold, as indicated by a signed contract, but not closed.

Commercial Development

The following summarizes Commercial Development's results for the year ended March 31, 2003 compared to the same period last year (dollars and square feet in thousands):

	For the Years Ended March 31,	
	2003	*2002*
Sales Revenues	$16,439	$20,597
Rental Income & Other Revenues	14,834	13,104
Cost of Sales	(8,334)	(16,750)
Selling, General & Administrative Expense	(9,957)	(6,246)
Interest	(5,266)	(4,718)
Operating Earnings Before Depreciation	7,716	5,987
Depreciation	(2,493)	(2,029)
Operating Earnings	5,223	3,958
Earnings from Discontinued Operations	10,191	557
Earnings Before Income Taxes	$15,414	$ 4,515
Operating Square Footage at March 31	2,106	2,586

Commercial Development's operations during the year ended March 31, 2003 included:

- sale of five pad sites at the Vista Ridge retail project in Lewisville, Texas;
- completion of shell construction for a 228,000 square foot industrial project in Grand Prairie, Texas;
- completion of shell construction for a 58,000 square foot retail center in Lewisville, Texas; and
- sale of approximately 246 acres of undeveloped land in The Colony and Lewisville, Texas.

Commercial Development's discontinued operations during the year ended March 31, 2003 included:

- sale of a 40,000 square foot industrial building in Oxnard, California;
- completion and sale of a 40,000 square foot office project in Lewisville, Texas;
- sale of a 283,000 square foot industrial project in Tolleson, Arizona;
- completion and sale of two industrial buildings totaling 93,000 square feet in Camarillo, California;
- sale of six acres of undeveloped land and three buildings with a combined 134,000 square feet of office/industrial space in Pinellas Park, Florida;

- ⇨ exchange of a majority interest in a limited liability company owning a 123,000 square foot industrial building in Charlotte, North Carolina for a joint venture partner's minority interests in various limited liability companies owning industrial buildings in Charlotte, North Carolina and Gardner, Massachusetts;
- ⇨ sale of two office buildings totaling 219,000 square feet in Plantation, Florida; and
- ⇨ completion and sale of a 45,000 square foot industrial project in Oxnard, California.

Sales revenues and cost of sales for fiscal 2003 reflect the sale of the five pad sites and 246 acres of land referred to above. Sales revenues and cost of sales for fiscal 2002 reflect the sale of two industrial projects and approximately two acres of land. Rental income and other revenues; selling, general and administrative expenses; interest expense and depreciation increased compared to the same period in the preceding year as a result of the increase in the average square footage of the operating portfolio. Fiscal 2003 results also include an impairment charge of approximately $1.0 million recorded in selling, general and administrative expense.

	For the Years Ended March 31,			
	2003		2002	
	(000's) Rentable Sq. Ft.	Weighted Average Occupancy	(000's) Rentable Sq. Ft.	Weighted Average Occupancy
Operating Properties				
Industrial	1,704	79.4%	2,024	92.4%
Office/Medical	344	80.2%	562	88.3%
Retail	58	83.2%	–	–
	2,106	79.6%	2,586	91.5%
	(000's) Rentable Sq. Ft.		(000's) Rentable Sq. Ft.	
Projects Under Development				
Industrial	62		308	
Office/Medical	-		40	
Retail	138		194	
	200		542	

Multi-Family Communities

The following summarizes the results of Multi-Family Communities for the year ended March 31, 2003 compared to the same period last year (dollars in thousands):

	For the Years Ended March 31,	
	2003	2002
Revenues	$ 6,171	$ 53,944
Cost of Sales	(4,703)	(46,866)
Selling, General & Administrative Expenses	(2,982)	(3,923)
Operating Earnings (Loss)	(1,514)	3,155
Earnings from Discontinued Operations	1,743	–
Earnings Before Income Taxes	$ 229	$ 3,155

During the year ended March 31, 2003, Multi-Family Communities' revenues from continuing operations consisted of development and related fees on various development projects, an earn-out payment related to the prior sale of a 382-unit rental apartment complex in St. Petersburg, Florida and revenues from the sale of five acres of the Upper Landing project in Saint Paul, Minnesota. During the year ended March 31, 2002, Multi-Family Communities closed on the sale of a 400-unit apartment complex in Grand Prairie, Texas, a 382-unit apartment complex in St. Petersburg, Florida and the sale of 12 acres of land in Lewisville, Texas to Centex Homes.

Multi-Family Communities' discontinued operations during the year ended March 31, 2003 consisted of the sale of a 323-unit rental apartment project in Lewisville, Texas.

As of March 31, 2003, Multi-Family Communities owns 661 rental apartment units under construction in Florida and Texas and is developing an additional 734 rental apartment units in Texas for unaffiliated owners. Multi-Family Communities is also redeveloping a 21-acre site in downtown Saint Paul, Minnesota into a mixed-use project containing "for sale" and "for rent" housing units and related retail. As of March 31, 2003, ten acres has been utilized for project infrastructure and five acres had been sold to Centex Homes and third-party developers.

Effective April 1, 2003, the operations of Multi-Family Communities were restructured. The responsibilities for day-to-day operations, including the completion, leasing and sale of the projects discussed above, have been assumed by personnel within the Corporate-Other segment. The future operations of remaining projects will be reflected in the Corporate-Other segment. Fiscal year 2003 results include a $574 thousand restructuring charge.

Corporate-Other

The following summarizes the results of Corporate-Other for the year ended March 31, 2003, compared to the same period last year (dollars in thousands):

	For the Years Ended March 31,	
	2003	2002
Revenues	$ 36,491	$ 2,812
Cost of Sales	(32,882)	(1,209)
Selling, General & Administrative Expenses	(3,726)	(2,013)
Interest Expense	(2,364)	(835)
Operating Loss	$ (2,481)	$(1,245)

Our Corporate-Other segment acquires and disposes of land and other assets that are not identified with another specific business segment. Fiscal 2003 revenues consist primarily of sales revenues, fees and other revenues derived from sales of residential lots to Centex Homes. Fiscal 2002 revenues included $1.8 million from sales of residential lots to Centex Homes and fees related to agreements to sell residential lots to Centex Homes, $0.5 million from the sale of commercial land in Allen, Texas, $0.4 million from the sale of a residential lot in Dallas, Texas and $0.1 million from miscellaneous sources.

Selling, general and administrative expenses increased compared to the same period in the preceding year due to the addition of internal legal and marketing personnel and increased real estate taxes related to residential lots. Interest expense increased primarily as a result of debt incurred to finance the purchase of these residential lots.

Fiscal Year 2002 Compared to Fiscal Year 2001

On a combined basis, revenues from continuing operations for the Partnership and Holding for fiscal year 2002 totaled $380.9 million compared to $335.9 million for the prior fiscal year. The Partnership and Holding had combined net earnings for fiscal 2002 of $17.0 million compared to combined net earnings of $4.6 million in fiscal 2001.

International Home Building

The following summarizes International Home Building's results for the two-year period ended March 31, 2002 (dollars in thousands):

	For the Years Ended March 31,	
	2002	2001
Revenues	$290,406	$252,487
Cost of Sales	(251,010)	(222,634)
General & Administrative Expenses	(25,135)	(22,085)
Interest Expense	(1,947)	(7,802)
Operating Earnings (Loss)	$ 12,314	$ (34)
Units Closed	1,387	1,243

In connection with the purchase of this segment by the Partnership, the seller received $219 million in non-interest-bearing promissory notes due April 1, 2001 and retained preferred non-voting shares in Fairclough that entitled the seller to receive the net after-tax earnings of Fairclough until March 31, 2001. During fiscal 2001, Fairclough generated after-tax earnings totaling $7.8 million. The Partnership has accounted for the non-interest-bearing debt and nominal residual value preferred shares as if they were a single debt instrument. Accordingly, the Partnership recorded distributions attributable to the preferred shares as interest expense in the accompanying financial statements. After taxes, International Homebuilding generated earnings of $10.5 million and $0.2 million for fiscal 2002 and 2001, respectively.

International Home Building's revenues for the fiscal year ended March 31, 2002 increased by $37.9 million from revenues for the same period last year. The increase is primarily attributable to an increase in unit completions.

Home sales totaled 1,387 units during the fiscal year ended March 31, 2002 compared to 1,243 units during the same period in the preceding year, representing a 12% increase. The backlog of homes sold but not closed at March 31, 2002 was 223 units, 65% more than the 135 units at the same point in the preceding year. We define backlog units as units that have been sold, as indicated by a signed contract, but not closed.

The events of September 11, 2001 had an adverse impact on Fairclough's operations, particularly in its Southern Home Counties division, a high-end home market around London that has a significant expatriate community. Fairclough responded to a decline in sales rates by increasing marketing efforts, purchase incentives and price discounting.

Commercial Development

The following summarizes Commercial Development's results for the two-year period ended March 31, 2002 (dollars and square footage in thousands):

	For the Years Ended March 31,	
	2002	2001
Sales Revenues	$20,597	$22,144
Rental and Other Income	13,104	7,504
Cost of Sales	(16,750)	(18,398)
Selling, General & Administrative Expenses	(6,246)	(4,773)
Interest Expense	(4,718)	(3,067)
Operating Earnings before Depreciation	5,987	3,410
Depreciation	(2,029)	(1,159)
Operating Earnings	3,958	2,251
Earnings (Loss) from Discontinued Operations	557	(98)
Earnings Before Income Taxes	$ 4,515	$ 2,153
Operating Square Footage at March 31	2,586	1,541

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Commercial Development's operations during fiscal 2002 included:
- ⇨ completion of six projects totaling 1,037,000 square feet of industrial, medical and office space located in Arizona, California, Michigan, Mississippi and North Carolina;
- ⇨ initiation of construction on six projects totaling 542,000 square feet of industrial, office and retail space located in California and Texas;
- ⇨ acquisition of a 113,000 square foot existing industrial project in Ventura County, California, together with 16 acres of adjacent undeveloped land;
- ⇨ sale of a 132,500 square foot industrial project and an 86,000 square foot industrial project in Ventura County, California;
- ⇨ sale of a partnership interest in a partnership owning 0.6 acres of land in Dallas, Texas;
- ⇨ sale of approximately 1.8 acres of land in Ventura County, California and
- ⇨ sale of a joint venture interest in a medical office building in Rowlett, Texas.

Commercial Development's operations during fiscal 2001 included:
- ⇨ completion of eight buildings totaling 856,000 square feet of office and industrial space located in Florida, California, Texas and North Carolina;
- ⇨ initiation of construction on six new projects totaling 929,000 square feet of office and industrial space in Michigan, California and North Carolina;
- ⇨ acquisition of a 134,500 square foot existing industrial building in Charlotte, North Carolina;
- ⇨ sale of five industrial buildings totaling 485,000 square feet in Ventura County, California and
- ⇨ sale of five acres of land in Lewisville, Texas.

Sales Revenues and Cost of Sales for fiscal 2002 reflect the sale of two industrial projects and the sale of approximately two acres of land. Sales Revenues and Cost of Sales for fiscal 2001 reflect the sale of an industrial project in California and the sale of land in Texas and California. Rental and Other Income increased in fiscal 2002 as a result of an increase in the number of operating properties. Selling, general and administrative expenses, interest expense and depreciation also increased for fiscal 2002 as a result of an increase in the number of operating properties.

	For the Years Ended March 31,			
	2002		*2001*	
	(000's) Rentable Sq. Ft.	*Weighted Average Occupancy*	*(000's) Rentable Sq. Ft.*	*Weighted Average Occupancy*
Operating Properties				
Industrial	2,024	92.4%	1,046	94.3%
Office/Medical	562	88.3%	495	95.7%
	2,586	91.5%	1,541	94.7%
	(000's) Rentable Sq. Ft.		*(000's) Rentable Sq. Ft.*	
Projects Under Development				
Industrial	308		677	
Office/Medical	40		55	
Retail	194		–	
	542		732	

Multi-Family Communities

The following summarizes the results of Multi-Family Communities, which was formerly known as Multi-Family Development, for the two-year period ended March 31, 2002 (dollars in thousands):

	For the Years Ended March 31,	
	2002	*2001*
Revenues	$ 53,944	$ 1,664
Cost of Sales	(46,866)	–
Selling, General & Administrative Expenses	(3,923)	(2,399)
Operating Earnings (Loss)	$ 3,155	$ (735)

During fiscal 2002, Multi-Family Communities closed on the sale of a 400-unit apartment complex located in Grand Prairie, Texas, a 382-unit apartment complex in St. Petersburg, Florida and the sale of 12 acres of land in Lewisville, Texas to Centex Homes.

Revenues for fiscal 2001 resulted from the sale of a 172-apartment community in College Station, Texas, that Multi-Family Communities owned in a joint venture with an unaffiliated developer, and the receipt of an earn-out payment related to the fiscal 2000 sale of a 304-unit apartment community in The Colony, Texas.

Corporate-Other

The following summarizes the results of Corporate-Other, which was formerly known as Land Sales and Other, for the two-year period ended March 31, 2002 (dollars in thousands):

	For the Years Ended March 31,	
	2002	*2001*
Revenues	$ 2,812	$ 21,774
Cost of Sales	(1,209)	(20,578)
General & Administrative Expenses	(2,013)	(1,047)
Interest Expense	(835)	–
Operating (Loss) Earnings	$(1,245)	$ 149

The Partnership's Corporate-Other segment acquires and disposes of land and other assets of the Partnership not identified with another specific business segment. Fiscal 2002 revenues included $1.8 million from sales of residential lots to Centex Homes and fees related to agreements to sell residential lots to Centex Homes, $0.5 million from the sale of commercial land in Allen, Texas, $0.4 million from the sale of a residential lot in Dallas, Texas and $0.1 million from miscellaneous sources. Fiscal 2001 revenues from the sale of real estate totaled $21.1 million, which resulted from the sale of the Domestic Homebuilding operations to Centex Homes at book value, which approximated market value.

Liquidity and Capital Resources

We finance land acquisition and development activities primarily from financial institution borrowings, equity contributions from third-party investors in project-specific joint ventures, seller financing, issuance of Class C limited partnership units to Centex affiliates and cash flow from operations, which is comprised largely of proceeds from the sale of real estate and operating projects.

We typically finance properties under development through short-term variable and fixed-rate secured construction loans, and to a limited extent depending on the timing of the project construction, cash flow from operations. Construction loans totaled $74.0 million at March 31, 2003. Under the terms of various construction loan agreements, we are required to maintain certain minimum liquidity and net worth levels. At March 31, 2003, we were in compliance with these covenants.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Permanent commercial project loans outstanding at March 31, 2003 totaled $46.2 million compared to $76.6 million at March 31, 2002. The project loans are collateralized by completed commercial properties and have original terms ranging from ten to twenty-two years with fixed interest rates ranging from 7.20% to 8.72%. These loans are non-recourse to the Partnership and its subsidiaries.

Seller-financed land loans of $57.1 million were obtained during fiscal 2002. Outstanding balances on seller-financed loans at March 31, 2003 totaled $32.1 million, with terms of up to three years and fixed interest rates ranging from 8.00% to 9.50%. These loans are non-recourse to the Partnership and its subsidiaries.

The International Home Building segment has secured a revolving bank credit facility of 100 million in British pounds sterling. This facility expires in April 2006, and may be extended for up to two years with lender approval. Advances under this facility totaled £44.0 million, or $69.3 million, at March 31, 2003. Under the terms of this facility, the International Home Building segment is required to maintain certain leverage and interest coverage ratios and a minimum tangible net worth. At March 31, 2003, the International Home Building segment was in compliance with all of these covenants.

We believe that the revenues, earnings and liquidity from the sale of single-family homes, land sales, the sale and permanent financing of development projects and issuance of Class C units will be sufficient to provide the necessary funding for our current and future needs.

Certain Off-Balance-Sheets and Other Obligations

The following is a summary of certain off-balance-sheet arrangements and other obligations and their possible effects on our liquidity and capital resources.

Joint Ventures

We conduct certain operations through our participation in joint ventures in which we hold less than a majority interest. These non-consolidated joint ventures had total debt outstanding of approximately $35.8 million as of March 31, 2003 and $16.1 million as of March 31, 2002. Our liability for the obligations of these non-consolidated joint ventures is limited to approximately $7.5 million as of March 31, 2003.

Letters of Credit, Guarantees and Leases

At March 31, 2003, we had outstanding performance bonds and bank guarantees of $28.0 million that relate to projects undertaken by International Home Building and development obligations of International Home Building.

To obtain construction financing for commercial and multi-family projects being developed by our subsidiaries, we are often required to guarantee, for the benefit of the construction lender, the completion of the project. In some instances, we have also executed recourse payment guarantees. At March 31, 2003, our subsidiaries had outstanding letters of credit of $3.9 million that primarily relate to development obligations of Multi-Family Communities.

We expect that our subsidiaries will satisfy their loan and other contractual obligations in the ordinary course of business and in accordance with applicable contractual terms. As that occurs, our liability exposure will be decreased and, eventually, we will not have any continuing obligations with respect to these projects.

We have no material capital or operating leases.

Critical Accounting Policies

Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with generally accepted accounting principles, a change in the facts and circumstances of the underlying transactions could significantly change the application of the accounting policies and the resulting financial statement impact. Listed below are those policies that we believe are critical and require the use of complex judgment in their application.

Goodwill

We adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142, effective April 1, 2001. Upon the adoption of SFAS No. 142, goodwill is no longer subject to amortization. Rather, goodwill is subject to an assessment, at least annually, for impairment by applying a fair value based test. If the carrying amount exceeds the fair value, an impairment exists. We continually evaluate whether events and circumstances have occurred that indicate that the remaining balance of goodwill may not be recoverable. In evaluating impairment, we estimate the sum of the expected future cash flows derived from such goodwill. Such evaluations for impairment are significantly impacted by estimates of future revenues, costs and expenses and other factors. If the goodwill is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the goodwill exceeds the fair value of the future cash flows.

Impairment of Long-Lived Assets

We account for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS No. 144. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles, which includes our inventories, real estate investments and property and equipment, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses and other factors. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The statement was effective for us beginning April 1, 2002.

Due to the adoption of SFAS 144, we now report assets identified subsequent to March 31, 2002 as held for sale (as defined by SFAS 144), if any, and any such assets sold in the current period, as discontinued operations. All results of these discontinued operations, less applicable income taxes, are included as discontinued operations in the statements of operations. Prior periods are restated for comparative purposes. Land assets, and any other assets sold prior to adoption of SFAS 144, are reported in continuing operations.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," or FIN 45, which requires certain guarantees to be recorded at fair value. FIN 45 also requires a guarantor to make certain disclosures about guarantees, including product warranties, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions are applicable only for guarantees issued or modified after December 31, 2002. The implementation of FIN 45 did not have a material impact on our results of operations or financial position.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities," or FIN 46, which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 are effective for financial statements of interim or annual periods issued after January 31, 2003. FIN 46 applies immediately to variable interest entities created, or in which an enterprise obtains an interest, after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies to interim or annual periods beginning after June 15, 2003. As discussed in Note (B), "Organization," of our Notes to Condensed Combining Financial Statements, Centex indirectly

holds 100% of the Partnership's Class A and Class C Units. The manner in which Centex reports its interest in the Partnership may be affected by this interpretation. Centex and the Companies are in the process of assessing the impact FIN 46 will have on their respective financial statements. See Note (P), "Recent Accounting Pronouncements," to the consolidated financial statements of Centex included elsewhere in this Report for further discussion regarding this interpretation.

Forward-Looking Statements

The Business, Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the context of the statement and generally arise when we are discussing our beliefs, estimates or expectations. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Actual results and outcomes may differ materially from what is expressed or forecasted in these forward-looking statements. In addition to the specific uncertainties discussed elsewhere in this Report, the following risks and uncertainties may affect the actual performance and results of operations of the Companies:

- Our homebuilding, commercial, multi-family and land sales operations are somewhat cyclical and sensitive to changes in economic conditions, including levels of employment, consumer confidence and income, availability of financing, interest rate levels and changes in the economic condition of the local markets in which we operate.
- Our homebuilding, commercial, multi-family and land sales operations are also subject to other risks and uncertainties, including seasonal variations, adverse weather conditions, the availability of adequate land in desirable locations, the cost and availability of labor and construction materials, labor disputes, the general demand for housing and new construction and the resale market for existing homes.
- All of our businesses operate in very competitive environments, which are characterized by competition from a number of other homebuilders, developers and landowners in each of the markets in which we operate.
- We are subject to various federal, state and local statutes, rules and regulations that could affect our businesses, including those concerning zoning, construction, protecting the environment and health. In addition, our businesses could be affected by changes in federal income tax policy, federal mortgage loan financing programs and by other changes in regulation or policy.

Other risks and uncertainties may also affect the outcome of the actual performance and results of operations of the Partnership and Holding.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Barbara T. Alexander[3*]
Senior Advisor,
UBS Warburg LLC

Dan W. Cook III[2, 4]
Senior Director,
Goldman, Sachs & Co.

Juan L. Elek[4*]
Co-Chairman,
Elek, Moreno Valle y Asociados

Timothy R. Eller[1]
President and
Chief Operating Officer,
Centex Corporation

Thomas J. Falk[3]
Chairman and
Chief Executive Officer,
Kimberly-Clark Corporation

Laurence E. Hirsch[1*]
Chairman and
Chief Executive Officer,
Centex Corporation

C. W. Murchison, III[2]
Private Real Estate Development
and Other Investments

Charles H. Pistor[2*, 1]
Retired Vice Chairman,
Southern Methodist University

Frederic M. Poses[3, 4]
Chairman and
Chief Executive Officer,
American Standard Companies

David W. Quinn
Retired Vice Chairman,
Centex Corporation

Thomas M. Schoewe[2]
Executive Vice President and
Chief Financial Officer,
Wal-Mart Stores, Inc.

Paul T. Stoffel[3]
Chairman,
Paul Stoffel Capital Corporation

Numbers in parentheses indicate Board Committees:
(1) Executive Committee
(2) Compensation Committee
(3) Audit Committee
(4) Corporate Governance and Nominating Committee

** Chairman*

OFFICERS

Laurence E. Hirsch
Chairman and
Chief Executive Officer

Timothy R. Eller
President and
Chief Operating Officer

Leldon E. Echols
Executive Vice President and
Chief Financial Officer

Raymond G. Smerge
Executive Vice President and
Chief Legal Officer

Michael S. Albright
Senior Vice President

Lawrence Angelilli
Senior Vice President

Jordan H. Mintz
Senior Vice President

Robert S. Stewart
Senior Vice President

Sheila E. Gallagher
Vice President

Mark D. Kemp
Vice President and Controller

Matthew G. Moyer
Vice President

Richard J. Ressler
Vice President
and Corporate Counsel

Vicki A. Roberts
Vice President and Treasurer

CENTEX HOMES

Andrew J. Hannigan
Chairman and
Chief Executive Officer

Robert D. Hillmann
President and
Chief Operating Officer

J. Andrew Kerner
Senior Vice President and
Chief Financial Officer

David J. Sasina
Senior Vice President

Jonathan R. Wheeler
Senior Vice President

Brian J. Woram
Senior Vice President and
General Counsel

OPERATING DIVISIONS

David L. Barclay
Executive Vice President,
West Coast Region

SACRAMENTO, CA
Jack E. Hood
President

NORTHERN CALIFORNIA
R. John Ochsner
President

CENTRAL VALLEY, CA
David C. Hatch
President

CENTRAL COAST, CA
Travis L. Fuentez
President

LA/VENTURA, CA
John B. Bertero, III
President

INLAND EMPIRE, CA
David L. Hahn
President

SOUTH COAST, CA
Richard P. Douglass
President

SAN DIEGO, CA
John D. Kerr
President

SEATTLE, WA
Douglas J. Barnes
President

PORTLAND, OR
Steven L. Puls
President

RENO, NV
John D. Michell
President

James J. Kopel, Jr.
Executive Vice President,
Southwest Region

DALLAS/FORT WORTH, TX REGION
Philip W. Warnick
Senior Vice President

CENTEX HOMES
Benton H. Karnes
President

FOX & JACOBS HOMES
W. Lee Thompson
President

CITYHOMES
Donald E. Barrineau
President

CENTRAL TEXAS
Thomas E. Lynch
President

Killeen, TX
Thomas A. Harper
Manager

SAN ANTONIO, TX
J. Damon Lyles
President

HOUSTON, TX
Richard C. Shaver
President

LAS VEGAS, NV
Bradley F. Burns
President

PHOENIX, AZ
Michael D. Trailor
President

NEW MEXICO
Virgil L. Polk
President

Thomas M. Boyce
Executive Vice President,
Midwest Region

DENVER, CO
Mark L. Krivel
President

MINNESOTA
Scott J. Richter
President

ILLINOIS
Daniel L. Star
President

INDIANAPOLIS, IN
Timothy K. McMahon
President

COLUMBUS, OH
Joseph H. Mathias
President

DETROIT, MI
William T. Stapleton
President

SALT LAKE CITY, UT
Peter J. DelMissier
President

ST. LOUIS, MO
Kenneth P. Stricker
President

E. Scott Batchelor
Executive Vice President,
Mid-Atlantic Region

WASHINGTON, DC METRO
Robert K. Davis
President

Maryland/DC Suburbs
Howard B. Katz
Manager

SOUTHERN VIRGINIA
D. Keith Wood
President

Hampton Roads, VA
David J. Murray
Manager

CHARLOTTE, NC
Mikell A. McElroy
President

DIRECTORS AND OFFICERS

TRIAD, NC
Wesley K. Patterson
President

RALEIGH/DURHAM, NC
W. Hampton Pitts
President

CHARLESTON, SC
James E. Thrower
President

Hilton Head, SC
Craig A. Lovette
Manager

MYRTLE BEACH, SC
Michael P. Wyatt
President

NEW JERSEY
Bradley A. Little
President

W. Trent Bass
Executive Vice President, Southeast Region

ATLANTA, GA REGION
James E. Thrower
Senior Vice President

CENTEX HOMES
Darryl L. Colwell
President

FOX & JACOBS HOMES
Thomas A. Houser
President

CENTRAL SOUTH CAROLINA
W. Michael Satterfield
President

NORTH FLORIDA
Brian C. Paul
President

ORLANDO, FL
Patrick J. Knight
President

WEST FLORIDA
Michael J. Belmont
President

NAPLES/FORT MYERS, FL
Timothy J. Ruemler
President

SOUTHEAST FLORIDA
David E. Abrams
President

NASHVILLE, TN
Gerome C. Perillo
President

Joel H. Sowers
Executive Vice President, Centex Destination Properties

CENTRAL MOUNTAIN DIVISION
Joe J. Arcisz
President

HAWAII DIVISION
Bruce N. Sloan
President

PACIFIC DIVISION
Stephen H. Mudge
President

SOUTHEAST DIVISION
John P. Lenihan
President

Jay L. Smith
Executive Vice President, Wayne Homes

WAYNE HOMES, NORTHWEST REGION
Ronald C. Spahman
President

WAYNE HOMES, EAST CENTRAL REGION
David E. Logsdon
Chief Executive Officer

WAYNE HOMES, NORTH CENTRAL REGION
Jode L. Kirk
President

WAYNE HOMES, MID-ATLANTIC REGION
John M. Lile
President

WAYNE HOMES, SOUTHEAST REGION
Gregory L. LePera
President

CTX BUILDERS SUPPLY
John C. Mikkelson
President

CENTEX UK

Stewart A. Baseley
Chairman and Chief Executive Officer

Paul M. Bak
Vice Chairman

OPERATING DIVISIONS

NORTHERN HOME COUNTIES
Richard M. Sarraff
Managing Director

MIDLANDS
Peter M. Marsden
Managing Director

NORTH-WEST
Nicholas I. Smith
Managing Director

YORKSHIRE
Steve P. Birch
Managing Director

CDC2020 PLC
Nick H. Smith
Chief Executive Officer

CENTEX HOMETEAM SERVICES

Robert M. Swartz
Chairman and Chief Executive Officer

HOMETEAM PEST DEFENSE®
Robert J. Wanzer
President

FINANCIAL SERVICES GROUP

CTX MORTGAGE COMPANY

John L. Matthews
Chairman and Chief Executive Officer

Timothy M. Bartosh
President and Chief Operating Officer

William B. Naryka
Executive Vice President and Chief Financial Officer

Ross T. Anderson
Executive Vice President, National Production

Debra R. Dunn
Executive Vice President and Chief Lending Officer

G. Martin Green
Executive Vice President and General Counsel

Thomas E. Tuohy
Executive Vice President and Chief Information Officer

Andrew D. Hiduke
Senior Vice President, Organizational Development

Craig M. Winchell
Senior Vice President, Strategic Planning and Marketing

Kevin P. Gillespie
Senior Vice President, West Retail Region

Mary C. Callegari
Senior Vice President, Centex Southwest Region

Daniel B. Deaton
Senior Vice President, Southeast Retail Region

Paul V. Diamond
Senior Vice President, Great Lakes Retail Region

Gary F. Gould
Senior Vice President, Centex East Region

Kevin M. Hoyt
Senior Vice President, Centex Greater U.S. Region

Cathy S. Stroud
Senior Vice President, Central Retail Region

Kerry D. Dannenberg
Senior Vice President

Susan A. Billings
Senior Vice President

Gloria D. Fillmon
Senior Vice President

Harry M. Hixson
Senior Vice President

Eric J. Pretzlaff
Senior Vice President

Todd L. Salmans
Senior Vice President

Daniel W. Harrington
Senior Vice President

CENTEX HOME EQUITY COMPANY

Anthony H. Barone
President and Chief Executive Officer

Stephen D. Janawsky
Executive Vice President and Chief Operating Officer

Jesse K. Bray
Executive Vice President and Chief Financial Officer

Steven L. Hess
Executive Vice President

Steven H. Lewis
Executive Vice President

Steven L. Mix
Executive Vice President

Mark S. O'Brien
Executive Vice President

Rex E. Rudy
Executive Vice President

Robert S. Smith
Executive Vice President

DIRECTORS AND OFFICERS

Anne E. Sutherland
Executive Vice President – General Counsel and Compliance

F. Norton Wells, Jr.
Executive Vice President

Gary J. DeLembo
Senior Vice President

Andrew Wells Finn
Senior Vice President

James B. Gallagher
Senior Vice President

Scott A. Hahn
Senior Vice President

David P. Kennedy
Senior Vice President

Anton S. Kottenbrock
Senior Vice President

Cynthia L. Lendin
Senior Vice President

Daryl L. McLeod
Senior Vice President

Bryan M. Marshall
Senior Vice President

Steven M. Massey
Senior Vice President

Michael R. Rawls
Senior Vice President

Kurt W. Reheiser
Senior Vice President

Ronald W. Rettig
Senior Vice President

Peter Schwartz
Senior Vice President

Melvin H. Siemer, Jr.
Senior Vice President

Shawn W. Stone
Senior Vice President

Arvin J. Visser
Senior Vice President

Kevin R. Wall
Senior Vice President

Samuel J. Wilson
Senior Vice President

CENTEX TITLE AND INSURANCE OPERATIONS

Thomas G. Apel
President and Chief Executive Officer

John J. Flynn
Executive Vice President

R. Wayne Norton
Executive Vice President

David A. Priestley
Senior Vice President

Janice L. Dempster
Vice President and Counsel

Jeffrey W. Stewart
Vice President

Timothy P. Hough
Vice President

WESTWOOD INSURANCE AGENCY
John J. Flynn
Chairman and Chief Executive Officer

Mark A. Nettleton
Chief Operating Officer

CENTEX TECHNOLOGY, INC.

Thomas G. Apel
Chairman

ADFITECH, INC.
James C. Hagan
President

XSEQUOR, INC.
Douglas J. Durning
President

CENTEX CONSTRUCTION GROUP, INC.

Robert C. Van Cleave
Chairman, President and Chief Executive Officer

Glenn S. Burns
Senior Vice President and Chief Legal Officer

Mark W. Layman
Senior Vice President and Chief Financial Officer

Mark L. Crouser
Vice President

Jeffery A. Neyland
Vice President

W. Scott Trethewey
Vice President

CENTEX CONSTRUCTION COMPANY, INC.

SOUTHWEST
Richard A. Johnson
President and Chief Executive Officer

MID ATLANTIC
John P. Tarpey, Jr.
President and Chief Executive Officer

SOUTHEAST
Robert B. Hambright
President and Chief Executive Officer

CENTEX ENGINEERING & CONSTRUCTION

David R. Taylor
President and Chief Executive Officer

CENTEX RODGERS, INC.

Douglas H. Jones
President and Chief Executive Officer

CENTEX ROONEY CONSTRUCTION COMPANY, INC.

Raymond C. Southern
Chairman and Chief Executive Officer

Albert J. Petrangeli
President

CENTEX CONCORD

Alan W. McKinney
President

CENTEX CONSTRUCTION PRODUCTS, INC.

Laurence E. Hirsch
Chairman and Chief Executive Officer

Steven R. Rowley
Executive Vice President and Chief Operating Officer

H.D. House
Executive Vice President, Gypsum and Paperboard

Gerald J. Essl
Executive Vice President, Cement, Aggregates and Concrete

James H. Graass
Executive Vice President, General Counsel and Secretary

William C. Boor
Senior Vice President

Arthur R. Zunker, Jr.
Senior Vice President, Treasurer and Chief Financial Officer

INVESTMENT REAL ESTATE GROUP

Stephen M. Weinberg
Chairman, President and Chief Executive Officer

3333 HOLDING CORPORATION AND SUBSIDIARY AND CENTEX DEVELOPMENT COMPANY, L.P.

BOARD OF DIRECTORS

Josiah O. Low, III*
Venture Partner, Catterton Partners of Greenwich

David M. Sherer*
President, David M. Sherer and Associates

Stephen M. Weinberg
President and Chief Executive Officer, 3333 Holding Corporation

Roger O. West*
Executive Vice President, Health Realty Trust Non-Executive Chairman

*Audit Committee

OFFICERS

Stephen M. Weinberg
President and Chief Executive Officer

Todd D. Newman
Senior Vice President and Chief Financial Officer

Jay M. Thompson
Vice President and General Counsel

Richard C. Decker
President, Commercial Development Division

Stewart A. Baseley
Chairman and Chief Executive Officer, International Home Building



TOCKHOLDER INFORMATION

P.O. Box 199000
Dallas, TX 75219-9000

2728 North Harwood
Dallas, TX 75201-1516
(214) 981-5000

Mellon Investor Services LLC
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660
1-800-852-0813 (toll-free)

New York Stock Exchange
The London Stock Exchange Limited
Ticker Symbol: "CTX"

The Annual Meeting of Stockholders of Centex Corporation and 3333 Holding Corporation will be held on July 17, 2003 at 9:00 a.m. in the auditorium of the Dallas Museum of Art, 1717 North Harwood, Dallas, TX.

Communications concerning transfer requirements, lost certificates, dividends or change of address should be sent to Mellon Investor Services at the address above.

A copy of the Annual Report on Form 10-K of Centex Corporation, 3333 Holding Corporation and Centex Development Company, L.P. is available upon request to the corporate secretary at corporate headquarters.

Visit us at <http://www.centex.com>

